Exhibit 99.2

Almacenes Éxito S.A.

Separate financial statements

As of December 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023

Almacenes Éxito S.A.

Separate statement of financial position

At December 31, 2024 and at December 31, 2023

(Amounts expressed in millions of Colombian pesos)

		December 31,
	Notes	2024	2023
Current assets
Cash and cash equivalents	6	856,675	980,624
Trade receivables and other receivables	7	314,528	436,942
Prepayments	8	13,694	20,505
Related parties	9	53,633	82,266
Inventories, net	10	2,230,260	1,993,987
Financial assets	11	4,469	2,378
Tax assets	23	495,669	496,180
Assets held for sale	40	2,645	2,645
Total current assets		3,971,573	4,015,527

Non-current assets
Trade receivables and other receivables	7	13,867	16,376
Prepayments	8	9,622	3,245
Receivables with related parties and other non-financial assets	9	-	52,770
Financial assets	11	1,839	11,148
Deferred tax assets	23	176,378	130,660
Property, plant and equipment, net	12	1,861,804	1,993,592
Investment property, net	13	64,177	65,328
Rights of use asset, net	14	1,525,968	1,556,851
Other intangible, net	15	171,861	190,346
Goodwill	16	1,453,077	1,453,077
Investments accounted for using the equity method	17	4,653,658	4,091,366
Other assets		398	398
Total non-current assets		9,932,649	9,565,157
Total assets		13,904,222	13,580,684

Current liabilities
Loans and borrowings	19	13,867	578,706
Employee benefits	20	9,622	2,992
Provisions	21	-	16,406
Payable to related parties	9	1,839	209,607
Trade payables and other payable	22	176,378	4,144,324
Lease liabilities	14	1,861,804	290,080
Tax liabilities	23	64,177	100,449
Derivative instruments and collections on behalf of third parties	24	1,525,968	149,563
Other liabilities	25	171,861	200,604
Total current liabilities		1,453,077	5,692,731

Non-current liabilities
Loans and borrowings	19	128,672	236,812
Employee benefits	20	16,186	18,202
Provisions	21	13,843	11,499
Trade payables and other payable	22	22,195	37,348
Lease liabilities	14	1,443,071	1,481,062
Other liabilities	25	378	2,353
Total non-current liabilities		1,624,345	1,787,276
Total liabilities		7,215,710	7,480,007

Equity
Issued share capital	26	4,482	4,482
Reserves	26	1,491,467	1,431,125
Other equity components		5,192,563	4,665,070
Total equity		6,688,512	6,100,677
Total liabilities and equity		13,904,222	13,580,684

The accompanying notes are an integral part of the separate financial statements.

Almacenes Éxito S.A.

Separate statement of profit or loss

For the years ended December 31, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

		Year ended December 31,
	Notes	2024	2023
Continuing operations
Revenue from contracts with customers	27	15,840,247	15,455,008
Cost of sales	10	(12,636,170)	(12,235,705)
Gross profit		3,204,077	3,219,303

Distribution, administrative and selling expenses	28, 29	(2,913,067)	(2,904,841)
Other operating revenue	30	47,715	29,844
Other operating expenses	30	(82,878)	(83,024)
Other (losses), net	30	(13,560)	(6,105)
Operating profit		242,287	255,177

Financial income	31	81,767	197,722
Financial cost	31	(491,660)	(626,494)
Share of profit in subsidiaries and joint ventures	32	189,726	247,331
Profit before income tax from continuing operations		22,120	73,736
Income tax gain	23	32,666	52,262
Profit for the year		54,786	125,998

Earnings per share (*)
Basic earnings per share (*):
Basic gain earnings per share from continuing operations	33	42.21	97.08

(*) Amounts expressed in Colombian pesos.

The accompanying notes are an integral part of the separate financial statements.

Almacenes Éxito S.A.

Separate statement of other comprehensive income

For the years ended December 31, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

		Year ended December 31,
	Notes	2024	2023

Profit for the year		54,786	125,998

Other comprehensive income

Components of other comprehensive income that will not be reclassified to profit and loss, net of taxes
Gain (loss) from new measurements of defined benefit plans	26	1,103	(2,864)
(Loss) from financial instruments designated at fair value	26	(842)	(134)
Total other comprehensive income that will not be reclassified to period results, net of taxes		261	(2,998)

Components of other comprehensive income that may be reclassified to profit and loss, net of taxes
(Loss) from translation exchange differences (1)	26	(5,425)	(1,337,103)
Gain from cash flow hedge	26	2,206	2,957
Total other comprehensive income that may be reclassified to profit or loss, net of taxes		(3,219)	(1,334,146)
Total other comprehensive income		(2,958)	(1,337,144)
Total comprehensive income		51,828	(1,211,146)

Earnings per share:
Basic earnings per share (*):
Basic profit (loss) per share from continuing operations	33	39.93	(933.18)

(*) Amounts expressed in Colombian pesos.

(1) Represents exchange differences arising from the translation of assets, liabilities, equity and results of foreign operations into the reporting currency.

The accompanying notes are an integral part of the separate financial statements.

Almacenes Éxito S.A.

Separate statement of changes in equity

At December 31, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

	Issued share capital	Premium on the issue of shares	Treasury shares	Legal reserve	Occasional reserve	Reserves for acquisition of treasury shares	Reserve for future dividends distribution	Other reserves	Total reserves	Other comprehensive income	Retained earnings	Other equity components	Total shareholders’ equity
	Note 26	Note 26	Note 26	Note 26	Note 26	Note 26	Note 26	Note 26	Note 26	Note 26
Balance at December 31, 2022	4,482	4,843,466	(319,490)	7,857	630,346	418,442	155,412	329,529	1,541,586	(966,902)	515,564	1,520,282	7,138,988
Declared dividend (Note 37)	-	-	-	-	(217,392)	-	-	-	(217,392)	-	-	-	(217,392)
Net income	-	-	-	-	-	-	-	-	-	-	125,998	-	125,998
Other comprehensive income	-	-	-	-	-	-	-	-	-	(1,449,720)	-	-	(1,449,720)
Appropriation to reserves	-	-	-	-	99,072	-	-	-	99,072	-	(99,072)	-	-
Changes in interest in the ownership of subsidiaries that do not result in loss of control	-	-	-	-	-	-	-	-	-	-	-	(65,690)	(65,690)
Equity impact on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	411,539	411,539
Equity impact on the valuation put effect of subsidiary Grupo Disco del Uruguay S.A.	-	-	-	-	-	-	-	-	-	112,576	-	53,308	165,884
Other net decrease (increase) in shareholders’ equity	-	-	-	-	(2,108)	-	-	9,967	7,859	-	(8,157)	(8,632)	(8,930)
Balance at December 31, 2023	4,482	4,843,466	(319,490)	7,857	509,918	418,442	155,412	339,496	1,431,125	(2,304,046)	534,333	1,910,807	6,100,677
Declared dividend (Note 37)	-	-	-	-	(65,529)	-	-	-	(65,529)	-	-	-	(65,529)
Net income	-	-	-	-	-	-	-	-	-	-	54,786	-	54,786
Other comprehensive income	-	-	-	-	-	-	-	-	-	11,228	-	-	11,228
Appropriation to reserves	-	-	-	-	141,707	-	-	(15,709)	125,998	-	(125,998)	-	-
Changes in interest in the ownership of subsidiaries that do not result in loss of control	-	-	-	-	-	-	-	-	-	-	-	(82,294)	(82,294)
Equity impact on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	648,542	648,542
Equity impact on the valuation put effect of subsidiary Grupo Disco del Uruguay S.A.	-	-	-	-	-	-	-	-	-	(14,186)	-	34,325	20,139
Other net (decrease) in shareholders’ equity	-	-	-	-	-	-	-	(127)	(127)	-	1,090	-	963
Balance at December 31, 2024	4,482	4,843,466	(319,490)	7,857	586,096	418,442	155,412	323,660	1,491,467	(2,307,004)	464,211	2,511,380	6,688,512

The accompanying notes are an integral part of the separate financial statements.

Almacenes Éxito S.A.

Separate statement of cash flows

For the years ended December 31, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

		Year ended December 31,
	Notes	2024	2023 (1)
Operating activities
Profit for the year		54,786	125,998
Adjustments to reconcile profit for the year
Current income tax	23	14,556	9,640
Deferred tax	23	(47,222)	(61,902)
Interest, loans and lease expenses	31	354,233	345,280
Losses due to difference in unrealized exchange (1)		20,502	(87,241)
Loss (gain) from changes in fair value of derivative financial instruments	31	(13,595)	33,737
Allowance for expected credit losses, net	7.1	5,622	2,140
Losses on inventory obsolescence and damages, net	10.1	10,324	7,978
Employee benefit provisions	20	2,211	2,579
Provisions and reversals	21	71,009	33,942
Depreciation of property, plant and equipment, investment property and right of use asset	12; 13; 14	528,550	512,540
Amortization of intangible assets	15	28,416	25,155
Share of profit in joint ventures accounted for using the equity method	32	(189,726)	(247,331)
Loss from the disposal of non-current assets		13,674	7,106
Interest income	31	(2,673)	(13,566)
Operating income before changes in working capital		850,667	696,055

Decrease in trade receivables and other accounts receivable		120,532	74,455
Decrease (increase) in prepayments		434	(3,349)
Decrease (increase) in receivables from related parties		10,905	(511)
(Increase) decrease in inventories		(239,541)	118,801
(Increase) in tax assets		(6,481)	(8,103)
Decrease in employee benefits		(2,971)	(2,896)
Payments of provisions	21	(51,674)	(40,218)
(Decrease) in trade payables and other accounts payable		(1,006,581)	(37,115)
(Decrease) in accounts payable to related parties		(95,092)	(15,166)
Increase in tax liabilities		8,219	7,603
(Decrease) increase in other liabilities		(30,641)	41,355
Income tax, net		6,673	4,639
Net cash flows provided by operating activities		(435,551)	835,550

Investing activities
Advances to subsidiaries and joint ventures		64,993	(180,725)
Acquisition of property, plant and equipment	12.1	(155,055)	(268,658)
Acquisition of intangible assets	15	(10,313)	(25,636)
Acquisition of other assets		-	(1,820)
Proceeds of the sale of property, plant and equipment		2,152	767
Dividends received		230,097	154,142
Net cash flows used in investing activities		131,874	(321,930)

Financing activities
Cash flows provided by changes in interests in subsidiaries that do not result in loss of control		-	27
Proceeds paid (received) from financial assets		70	(46)
Payments received from collections on behalf of third parties		27,445	14,734
Proceeds from loans and borrowings	19	1,397,515	1,125,000
Repayment of loans and borrowings	19	(549,526)	(1,099,526)
Payments of interest of loans and borrowings	19	(187,698)	(214,138)
Lease liabilities paid	14.2	(297,259)	(276,413)
Interest on lease liabilities paid	14.2	(147,990)	(129,305)
Dividends paid	37	(65,502)	(217,293)
Interest received	31	2,673	13,566
Net cash flows used in financing activities		179,728	(783,394)

Net decrease in cash and cash equivalents		(123,949)	(269,774)
Cash and cash equivalents at the beginning of year	6	980,624	1,250,398
Cash and cash equivalents at the end of year	6	856,675	980,624

The accompanying notes are an integral part of the separate financial statements.

(1)	Some figures in the December 2023 financial statements were reclassified for comparative purposes. In application of the definitions established in IAS 8 - Materiality and relative importance, the Company’s Management considered that they do not influence the economic decisions taken by users on the financial statements issued in 2024.

Note 1. General information

Almacenes Éxito S.A., (hereinafter the Company) was incorporated pursuant to Colombian laws on March 24, 1950; its headquarter is located Carrera 48 No. 32B Sur - 139, Envigado, Colombia. The life span of the Company goes to December 31, 2150.

The Company is listed on the Colombia Stock Exchange (BVC) since 1994 and is under the supervision of the Financial Superintendence of Colombia; is a foreign issuer with the Brazilian Securities and Exchange Commission (CVM) and is a foreign issuer with the U.S the Securities and Exchange Commission (SEC).

Separate financial statements for the year ended December 31, were authorized for issue in accordance with resolution of directors of Almacenes Éxito S.A. on February 26, 2025.

The Company´s corporate purpose is to:

-	Acquire, store, transform and, in general, distribute and sell under any trading figure, including funding thereof, all kinds of goods and products, produced either locally or abroad, on a wholesale or retail basis, physically or online.

-	Provide ancillary services, namely grant credit facilities for the acquisition of goods, grant insurance coverage, carry out money transfers and remittances, provide mobile phone services, trade tourist package trips and tickets, repair and maintain furnishings, complete paperwork and energy trade.

-	Give or receive in lease trade premises, receive or give, in lease or under occupancy, spaces or points of sale or commerce within its trade establishments intended for the exploitation of businesses of distribution of goods or products, and the provision of ancillary services.

-	Incorporate, fund or promote with other individuals or legal entities, enterprises or businesses intended for the manufacturing of objects, goods, articles or the provision of services related with the exploitation of trade establishments.

-	Acquire property, build commercial premises intended for establishing stores, malls or other locations suitable for the distribution of goods, without prejudice to the possibility of disposing of entire floors or commercial premises, give them in lease or use them in any convenient manner with a rational exploitation of land approach, as well as invest in property, promote and develop all kinds of real estate projects.

-	Invest resources to acquire shares, bonds, trade papers and other securities of free movement in the market to take advantage of tax incentives established by law, as well as make temporary investments in highly liquid securities with a purpose of short-term productive exploitation; enter into firm factoring agreements using its own resources; encumber its chattels or property and enter into financial transactions that enable it to acquire funds or other assets.

-	In the capacity as wholesaler and retailer, distribute oil-based liquid fuels through service stations, alcohols, biofuels, natural gas for vehicles and any other fuels used in the automotive, industrial, fluvial, maritime and air transport sectors, of all kinds.

At December 31, 2023, the immediate holding company, or controlling entity of Almacenes Éxito S.A. was Companhia Brasileira de Distribuição (hereinafter CBD), which owned 91.52% of its ordinary shares. CBD was controlled by Casino Guichard-Perrachon S.A. which is ultimately controlled by Mr. Jean-Charles Henri Naouri.

Starting from January 22, 2024 and at December 31, 2024 and as a consequence of mentioned in Note 5, the immediate holding company, or controlling entity of the Company is Cama Commercial Group Corp., which owns 86.84% (directly) of its ordinary shares. Cama Commercial Group Corp. is controlled by Clarendon Worldwide S.A., controlled by Fundación El Salvador del mundo, which is ultimately controlled by Mr. Francisco Javier Calleja Malaina.

The Company is registered in the Camara de Comercio Aburrá Sur.

Note 2. Basis of preparation and other significant accounting policies

The separate financial statements as of December 31, 2024, and as of December 31, 2023, have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and established in Colombia by Law 1314 of 2009, regulated by Decree 2420 of 2015 “Sole Regulatory Decree of Accounting and Financial Information and Information Assurance Standards” and the other amending decrees.

The financial statements have been prepared on a historical cost basis, except for derivative financial instruments and financial instruments measured at fair value and for non-current assets and groups of assets held for disposal, measured at the lower of their carrying amount or their fair value less costs to sell.

The Company has prepared the financial statements on the basis that it will continue to operate as a going concern.

Note 3. Accounting policies

The accompanying separate financial statements at December 31, 2024 have been prepared using the same accounting policies, measurements and bases used to present the separate financial statements for the year ended December 31, 2023, which are duly disclosed in the separate financial statements presented at the closing of this year, except for new and modified standards and interpretations applied starting January 1, 2024 and for mentioned in Note 3.1.

The adoption of the new standards in force as of January 1, 2024 mentioned in Note 4.1., did not result in significant changes in these accounting policies as compared to those applied in preparing the consolidated financial statements at December 31, 2023 and no significant effect resulted from adoption thereof.

The significant accounting policies applied in the preparation of the separate financial statements are the following:

Accounting estimates, judgments and assumptions

The preparation of the separate financial statements requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year; however, uncertainty about these assumptions and estimates could result in outcomes that would require material adjustments to the carrying amount of the asset or liability impacted in future periods.

Estimates and relevant assumptions are reviewed regularly, and their results are recorded in the period in which the estimate is reviewed and in future periods affected.

In the process of applying the Company’s accounting policies, Management has made the following estimates, which have the most significant impact on the amounts recognized in the separate financial statements:

-	The assumptions used to estimate the fair value of financial instruments (Note 35),

-	The estimation of expected credit losses on trade receivables (Note 11),

-	The estimation of useful lives of property, plant and equipment, investment property and intangible assets (Notes 12, 13 and 15),

-	Assumptions used to assess the recoverable amount of financial and non-financial assets and define the indicators of impairment of financial and non-financial assets (Note 34),

-	Assumptions used to assess and determine inventory losses and obsolescence (Note 10),

-	The estimation of the discount rate, fixed payments, lease terms, changes in indices or rates used to measure lease liabilities (Note 14),

-	Actuarial assumptions used to estimate retirement benefits and long-term employee benefit liabilities, such as inflation rate, death rate, discount rate, and the possibility of future salary increases. (Note 20),

-	The estimation of the probability and amount of loss to recognize provisions related with lawsuits and restructurings (Notes 21 and 36) and,

-	The estimation of future taxable profits to recognize deferred tax assets (Note 23) and,

-	Determination of control and joint control over investees (Note 17).

Such estimations are based on the best information available regarding the facts analyzed at the date of preparation of the separate financial statements, which may give rise to future changes by virtue of potential situations that may occur and would result in prospective recognition thereof; this situation would be treated as a change in accounting estimate in future financial statements.

Classification between current or non-current

The Company presents assets and liabilities in the statement of financial position based on current and nom current classification.

An asset is current when:

-	It expects to realise the asset within twelve months after the reporting period,

-	It expects to realise the asset, or intends to sell or consume it, in its normal operating cycle

-	It holds the asset primarily for the purpose of trading,

-	The asset is cash or a cash equivalent (as defined in IAS 7) unless the asset is restricted,

-	All other assets are classified as non-current.

A liability is current when:

-	The liability is due to be settled within twelve months after the reporting period,

-	It expects to settle the liability in its normal operating cycle,

-	it holds the liability primarily for the purpose of trading,

-	it does not have the right at the end of the reporting period to defer settlement of the liability for at least twelve months after the reporting period,

-	All other liabilities are classified as non-current.

Deferred tax assets and liabilities are classified as “non-current” and presented net when appropriate in accordance with the provisions of IAS 12 – Income Tax.

Presentation of statement of profit or loss

The statements of profir or los of the Company are disaggregated and classified expenses according to their function as part of cost of sales. The notes to the financial statements disclose the nature of costs and expenses, as well as the details of depreciation and amortization expenses and employee benefits expenses.

Presentation and functional currency

The Company’s separate financial statements are presented in millions of Colombian pesos, except otherwise stated, which is also the company functional currency.

Hyperinflation

The Company is stated in a non-hyperinflation economy. Separate financial statements don’t include inflation adjustments.

Foreign currency transactions

Transactions in foreign currency are defined as those denominated in a currency other than the functional currency. Exchange differences arising from the settlement of such transactions, between the historical exchange rate when recognized and the exchange rate in force on the date of collection or payment, are recorded as exchange gains or losses and presented as part of the net financial results in the statement of profit or loss.

Monetary balances at reporting date expressed in a currency other than the functional currency are updated based on the exchange rate at the end of the reporting period, and the resulting exchange differences are recognized as part of the net financial results in the statement of profit or loss. For this purpose, monetary balances are translated into the functional currency using the market spot rate (*).

Non-monetary items are not translated at period closing exchange rate but are measured at historical cost (at the exchange rates on the date of each transaction), except for non-monetary items measured at fair value such as forward and swap financial instruments, which are translated using the exchange rates on the date of measurement of the fair.

(*)	Market Representative Exchange Rate means the average of all market rates negotiated during the closing day (closing exchange rate), equivalent to the international “spot rate”, as also defined by IAS 21 - Effects of Changes in Foreign Exchange Rates, as the spot exchange rate in force at the closing of the reporting period.

Fair value measurement

The fair value is the price to be received upon the sale of an asset or paid out upon transferring a liability under an orderly transaction carried out by market participants on the date of measurement.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

-	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities,

-	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable,

-	Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Investments accounted for using the equity method

Subsidiaries are entities under Company’s control.

A joint arrangement is an agreement by means of which two or more parties maintain joint control. Joint arrangements can be joint operations or joint ventures. There is joint control only when decisions on significant activities require the unanimous consent of the parties that share control. Acquisitions of such arrangements are recorded using the principles applicable to business combinations set out by IFRS 3.

A joint venture is a joint arrangement by which the parties having joint control over the arrangement are entitled to the net assets of the arrangement. Such parties are known as participants in a joint venture.

A joint operation is a joint arrangement by means of which the parties having joint control over the arrangement are entitled to the assets and liability-related obligations associated with the arrangement. Such parties are known as joint operators.

Investments in subsidiaries or joint ventures are accounted for using the equity method.

Under the equity method, investment in subsidiaries and joint ventures is recorded at cost upon initial recognition and subsequently the carrying amount of the investment is adjusted to recognize changes in the Company’s share of net assets of the subsidiary or joint venture since the acquisition date. Such changes are recognized in profit or loss or in other comprehensive income, as appropriate. The dividends received from an investee are deducted from the carrying value of the investment.

The financial statements of the associate or joint venture are prepared for the same reporting period as the Company. When necessary, adjustments are made to bring the accounting policies in line with those of the Company.

Unrealized gains or losses from transactions between the Company and subsidiaries and joint ventures are eliminated in the proportion interest in such entities upon application of the equity method.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its subsidiary or joint venture. At each reporting date, the Company determines whether there is objective evidence that the investment in the subsidiary or joint venture is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the subsidiary or joint venture and its carrying value, and then recognizes the loss within “Share of profit of an subsidiary and joint ventures” in the statement of profit or loss.

Transactions involving a loss of significant influence over an subsidiary or joint venture are booked recognizing any ownership interest retained at its fair value, and the gain or loss arising from the transaction is recognized in profit or loss including the relevant items of other comprehensive income.

Regarding transactions not involving a significant loss of control over subsidiaries or a significant loss of influence over joint ventures, the equity method continues being applied and the portion of the gain or loss recognized in other comprehensive income relevant to the decrease in the ownership interest on the property.

Wherever the share of the losses of a subsidiary or joint venture equals to or exceeds its interest therein, ceases to recognize its share of additional losses. A provision is recognized once the interest comes to zero, only in as much as have incurred legal or constructive liabilities.

Dividends are recognized when the right to receive payment for investments classified as financial instruments arise; dividends received from subsidiaries and joint ventures, that were measure using the equity method, are recognized as a financial income against a decrease in the carrying amount of the investment in these subsidiaries or joint ventures.

Goodwill

Goodwill is recognized as the excess of the fair value of the consideration transferred over the fair value of net assets acquired. After initial recognition, goodwill is carried at cost less any accumulated impairment losses. For purposes of impairment testing, from the date of the acquisition, goodwill is allocated to the cash-generating unit or group of cash-generating units that are expected to benefit from the business combination.

Impairment test is described on impairment of assets note.

Intangible assets

Intangible assets acquired separately are initially recognized at cost, subsequently they are measured at cost less accumulated depreciation and less accumulated impairment losses.

Internally generated trademarks are not recognized in the statement of financial position, the disbursements related to these brands are recognized directly in the results of the period.

The cost of intangible assets includes acquisition cost, import duties, indirect not-recoverable taxes and costs directly incurred to bring the asset to the place and use conditions foreseen by the Company’s management, after trade discounts and rebates, if any.

Intangible assets having indefinite useful lives are not amortized, but are subject to impairment testing, on an annual basis or whenever there is indication of impairment.

Intangible assets having a defined useful life are amortized using the straight-line method over their estimated useful lives. Estimated useful lives are:

Acquired software	Between 3 and 5 years
ERP-like acquired software	Between 5 and 8 years

Amortization expense and impairment losses are recognized in the statement of profit or loss.

An intangible asset is derecognized upon disposal or when no future economic benefit is expected from its use or disposal. The gain or loss from derecognition of an asset is calculated as the difference between the net proceeds of sale and the carrying amount of the asset and is included in profit or loss.

Useful lives and amortization methods are reviewed at each reporting date and changes, if any, are applied prospectively.

Property, plant and equipment

Property, plant and equipment are initially measured at cost; subsequently they are measured at cost less accumulated depreciation and less accumulated impairment losses.

The cost of property, plant and equipment items includes acquisition cost, import duties, non-recoverable indirect taxes, future dismantling costs, if any, borrowing costs directly attributable to the acquisition of a qualifying asset and the costs directly attributable to place the asset in the site and usage conditions foreseen by the Company’s management, net of trade discounts and rebates.

Costs incurred for expansion, modernization and improvements that increase productivity, capacity or efficiency, or an increase in the useful lives thereof, are capitalized. Maintenance and repair costs from which no future benefit is foreseen are expensed.

Land and buildings are deemed to be individual assets, whenever they are material and physical separation is feasible from a technical viewpoint, even if they have been jointly acquired.

Assets under construction are transferred to operating assets upon completion of the construction or commencement of operation and depreciated as of that moment.

The useful life of land is unlimited and consequently it is not depreciated. All other items of property, plant and equipment are depreciated using the straight-line method over their estimated useful lives.

The categories of property, plant and equipment and relevant useful lives are as follows:

Computers	5 years
Machinery and equipment	From 10 to 20 years
Furniture and office equipment	From 10 to 12 years
Fleet and transportation equipment	From 5 to 20 years
Other property, plant and equipment	From 10 years
Buildings	From 40 to 50 years
Improvements to third-party properties	40 years or the term of the lease agreement or the remaining of the lease term, whichever is less

Residual values, useful lives and depreciation methods are reviewed at the end of each year, and changes, if any, are applied prospectively.

An item of property, plant and equipment is derecognized (a) upon its sale or (b) whenever no future economic benefit is expected from use or it is disposed. The gain or loss from derecognition of an asset is the difference between the net proceeds of sale and the carrying amount of the asset. Such effect is recognized in profit or loss.

Investment property

Investment properties are initially measured at cost, including transaction costs. Following initial recognition, they are stated at historical cost less accumulated depreciation and accumulated impairment losses.

Investment property is depreciated using the straight-line method over the estimated useful life. The useful life estimated to depreciate buildings classified as investment property is from 40 to 50 years.

Transfers are made from investment properties to other assets and from other assets to investment properties only whenever there is a change in the use of the asset. For transfers from investment property to property, plant and equipment or to inventories, the cost taken into consideration for subsequent accounting is the carrying amount on the date the use is changed. If a property, plant and equipment item would become investment property, it will be recorded at carrying amount on the date it changes.

Investment property is derecognized upon its sale or whenever no future economic benefit is expected from the use or disposition thereof.

The gain or loss from derecognition of investment properties is the difference between the net proceeds of sale and the carrying amount of the asset and recognized in profit or loss.

The fair values of investment property are updated on an annual basis for the purposes of disclosure in the financial statements.

Leases

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company as a lessee

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Right of use asset

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

The right-of-use assets are also subject to impairment.

Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate.

Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

The period for calculating the lease liability is the one agreed in the lease contract.

The Company as a lessor

Leases in which the Company does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental income arising is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

Short term leases and leases of low value assets

The Company applies the short-term lease recognition exemption to its short-term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are less than 604 current legal monthly minimum wages or 14,590 UVT (Tax Value Unit), such as furniture and office equipment, computers, machinery and equipment and intangibles. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Impairment of non-financial assets

The Company assesses at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

For the purposes of assessing impairment losses, assets are grouped at the cash-generating unit level and their recoverable value is estimated.

The recoverable value is the higher of the fair value less costs to sell of the cash-generating unit or groups of cash-generating units and its value in use. This recoverable value is determined for an individual asset, unless the asset does not generate cash flows independent of the inflows produced by other assets or groups of assets.

When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

To determine the fair value less the costs of disposal, a pricing model is used in accordance with the cash-generating unit or groups of cash-generating units.

To assess the value in use:

-	Estimation is made of future cash flows of the cash-generating unit over a period not to exceed five years. Cash flows beyond a 3-year period are estimated by applying a steady or declining growth rate.

-	The terminal value is estimated by applying a perpetual growth rate, according to the forecasted cash flow at the end of the five-year period.

-	The cash flows and terminal value are discounted to present value, using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.

Impairment losses are accounted in profit or loss in the amount of the excess of the carrying amount of the asset over recoverable amount thereof; first, reducing the carrying amount of the goodwill allocated to the cash-generating unit or group of cash-generating units; and second, if there would be a remaining balance, by reducing all other assets of the cash-generating unit or group of units as a function of the carrying amount of each asset until such carrying amount reaches zero.

Goodwill is tested for impairment annually as at 31 December and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. Intangible assets with indefinite useful lives are tested for impairment annually as at 31 December at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

Inventories

Inventories include goods acquired with the purpose of being sold in the ordinary course of business, goods in process of manufacturing or construction with a view to such sale, and goods to be consumed in the process of production or provision of services.

Inventories in transit are recognized upon receipt of all substantial risks and benefits attached to the asset, according to performance obligations satisfied by the seller, as appropriate under procurement conditions.

Inventories also include real estate property where construction or development of a real estate project has been initiated with a view to future selling.

Inventories purchased are recorded at cost, including warehouse and handling costs, to the extent that these costs are necessary to bring inventories to their present location and condition, that is to say, upon completion of the production process or received at the store.

Inventories are measured using the weighted average cost method. Logistics costs and supplier discounts are capitalized as part of the inventories and recognized in cost of goods sold upon sale. Losses on inventory obsolescence and damages are presented as a reduction to inventories at each reporting date.

Inventories are accounted for at the lower of cost or net realizable value. Net realizable value is the selling price in the ordinary course of business, less the estimated costs to sell.

Rebates and discounts received from suppliers are measured and recognized based upon executed contracts and agreements and recorded as cost of sales when the corresponding inventories are sold.

Inventories are reduced for losses and damages, which are periodically reviewed and evaluated as appropriate.

Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets

Financial assets are recognized in the statement of financial position when the Company becomes party to the contractual provisions of the instrument. Financial assets are classified at initial recognition, as subsequently measured at:

-	Fair value through profit or loss,

-	Amortized cost, and

-	Fair value through other comprehensive income.

The classification depends on the business model used to manage financial assets and on the characteristics of the cash flows from the financial asset; such classification is defined upon initial recognition. Financial assets are classified as current assets, if they mature in less than one year; otherwise they are classified as non-current assets.

a.	Financial assets measured at fair value through profit or loss

Includes financial assets incurred mainly seeking to manage liquidity through frequent sales of the instrument. These instruments carried in the statement of financial position at fair value with net changes in fair value are recognized in the statement of profit or loss.

b.	Financial assets measured at amortized cost

These are non-derivative financial assets with known payments and fixed maturity dates, for which there is an intention and capability of collecting the cash flows from the instrument under a contract.

These financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. The amortized cost is estimated by adding or deducting any premium or discount, revenue or incremental cost, during the remaining life of the instrument. Gains and losses are recognized in the statement of profit or loss when the asset is derecognized, modified or impaired.

c.	Financial assets at fair value through other comprehensive income

They represent variable-income investments not held for trading nor deemed an acquirer’s contingent consideration in a business combination. Éxito made an irrevocable election at initial recognition for these investments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income.

In case these assets are derecognized, the gains and losses previously recognized in other comprehensive income are reclassified to retained earnings.

d.	Loans and accounts receivable

Loans and accounts receivable are financial assets issued or acquired in exchange for cash, goods or services delivered to a debtor.

Accounts receivable from sales transactions are measured at invoice values less allowance for expected credit losses. These accounts receivable are recognized when all risks and benefits have been transferred to a third party and all performance obligations agreed upon with the customer have been met or are in the process of being met.

Long-term loans (more than one year of issuance date) are measured at amortized cost using the effective interest method. Expected credit losses are recognized in the statement of profit or loss.

These instruments are included as current assets, except for those maturing after 12 months of the reporting date, which are classified as non-current assets. Accounts receivable expected to be settled over a period of more than 12 months and include payments during the first 12 months, are shown as non-current portion and current portion, respectively.

e.	Effective interest method

Is the method to estimate the amortized cost of a financial asset and the allocation of interest revenue during the entire relevant period. The effective interest rate is the rate that exactly discounts the estimated net future cash flows receivable (including all charges received that are an integral part of the effective interest rate, transaction costs and other rewards or discounts), during the expected life of a financial asset.

f.	Impairment of financial assets

Given that trade accounts receivable and other accounts receivable are deemed to be short-term receivables of less than 12 months as of the date of issue and do not contain a significant financial component, impairment thereof is estimated from initial recognition and on each presentation date as the expected loss for the following 12 months.

For financial assets other than those measured at fair value, expected losses are measured over the life of the relevant asset. For this purpose, determination is made of whether the credit risk arising from the asset assessed on an individual basis has significantly increased, by comparing the risk of default on the date of presentation against that on the date of initial recognition; if so, an impairment loss is recognized in profit or loss in the amount of the credit losses expected over the following 12 months.

g.	Derecognition

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire or the Company transfers the contractual rights to receive the cash flows of the financial asset.

Financial liabilities

Financial liabilities are recognized in the statement of financial position when the Company becomes party pursuant to the instrument´s terms and conditions. Financial liabilities are classified and subsequently measured at fair value through profit or loss or amortized cost.

a.	Financial liabilities measured at fair value through profit or loss.

Financial liabilities are classified under this category when held for trading or when upon initial recognition they are designated at fair value through profit or loss.

b.	Financial liabilities measured at amortized cost.

Include loans and bonds issued, which are initially measured at the actual amount received net of transaction costs and subsequently measured at amortized cost using the effective interest method.

c.	Effective interest method

The effective interest method is the method to calculate the amortized cost of a financial liability and the allocation of interest expenses over the relevant period. The effective interest rate is the rate that accurately discounts estimated future cash flows payable during the expected life of a financial liability, or, as appropriate, a shorter period whenever a prepayment option is associated to the liability and it is likely to be exercised.

d.	Derecognition

A financial liability or a part thereof is derecognized upon settlement or expiry of the contractual obligation.

Interest income

Interest income is recognized using the effective interest method.

Cash and cash equivalents

Include cash at hand and in banks, receivables for sales made with debit and credit card and highly liquid investments. To be classified as cash equivalents, investments should meet the following criteria:

-	Short-term investments, in other words, with terms less than or equal to three months as of acquisition date,

-	Highly liquid investments,

-	Readily convertible into a known amount of cash, and

-	Subject to an insignificant risk of change in value.

In the statement of financial position, overdraft accounts with financial institutions are classified as financial liabilities. In the statement of cash flows such overdrafts are shown as a component of cash and cash equivalents, provided they are an integral part of the Company’s cash management system.

Derivative financial instruments

The Company uses derivative financial instruments to mitigate the exposure to variation in interest and exchange rates. These derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value at the end of each reporting period. They are presented as non-current assets or non-current liabilities whenever the remaining maturity of the hedged item exceeds 12 months, otherwise they are presented as current assets and current liabilities.

Gains or losses arising from changes in the fair value of derivatives are recognized as financial income or expenses. Derivative financial instruments that meet hedge accounting requirements are accounted for pursuant to the hedge accounting policy, described below.

Hedge accounting

The Company uses hedge instruments to mitigate the risks associated with changes in the exchange rates related to its investments in foreign operations and in the exchange and interest rates related to its financial liabilities.

A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements:

-	There is ‘an economic relationship’ between the hedged item and the hedging instrument.

-	The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship.

-	The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Company actually hedges and the quantity of the hedging instrument that the Company actually uses to hedge that quantity of hedged item.

The documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the Company will assess whether the hedging relationship meets the hedge effectiveness requirements (including the analysis of sources of hedge ineffectiveness and how the hedge ratio is determined).

Hedges are classified and booked as follows, upon compliance with hedge accounting criteria:

-	Cash flow hedges include hedges covering the exposure to the variation in cash flows arising from a particular risk associated to a recognized asset or liability or to a foreseen transaction whose occurrence is highly probable and may have an impact on period results.

Derivative instruments are recorded as cash flow hedge, using the following principles:

●	The effective portion of the gain or loss on the hedge instrument is recognized directly in stockholders’ equity in other comprehensive income. In case the hedge relationship no longer meets the hedging ratio but the objective of management risk remains unchanged, the Company should “rebalance” the hedge ratio to meet the eligibility criteria.

●	Any remaining gain or loss on the hedge instrument (including arising from the “rebalancing” of the hedge ratio) is ineffective, and therefore should be recognized in profit or loss.

●	Amounts recorded in other comprehensive income are immediately transferred to the profit or loss together with the hedged transaction, for example, when the hedged financial income or expense is recognized or when a forecast sale occurs. When the hedged item is the cost of a non-financial asset or liability, the amounts recorded in equity are transferred to the initial carrying amount of the non-financial asset or liability.

●	The Company should prospectively discontinue hedge accounting only when the hedge relationship no longer meets the qualification criteria (after taking into account any rebalancing of the hedge relationship).

●	If the expected transaction or firm commitment is no longer expected, amounts previously recognized in OCI are transferred to the Statements of Income If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its hedge classification is revoked, gains or losses previously recognized in comprehensive income remain deferred in equity in other comprehensive income until the expected transaction or firm commitment affect profit or loss.

-	Fair-value hedges: this category includes hedges covering the exposure to changes in the fair value of recognized assets or liabilities or unrecognized firm commitments.

A change in the fair value of a derivative that is a fair-value hedging instrument is recognized in the statement of profit or loss as financial expense or income. A change in the fair value of a hedged item attributable to the hedged risk is booked as part of the carrying amount of the hedged item and is also recognized in the statement of profit or loss as financial expense or revenue.

Whenever an unrecognized firm commitment is identified as a hedged item, the subsequent accrued change in the fair value of the firm commitment attributable to the hedged risk will be recognized as an asset or liability and the relevant gain or loss will be recognized in profit or loss. For the years ended 2023 and 2022, the Company has not designated any derivative financial instrument as fair value hedge.

-	Net investment hedges in a foreign operation: this category includes hedges covering exposure to the variation in exchange rates arising from the translation of foreign businesses to the Company reporting currency.

The effective portion of the changes in the fair value of derivative instruments defined as instruments to hedge a net investment in a foreign operation is recognized in other comprehensive income. The gain or loss related to the non-effective portion is recognized in the statement of profit or loss.

If the Company would dispose of a foreign business, in whole or in part, the accrued value of the effective portion recorded to other comprehensive income is reclassified to the statement of profit or loss.

Employee benefits

a.	Post-employment: defined contribution plans

Post-employment benefit plans under which there is an obligation to make certain predetermined contributions to a separate entity (a retirement fund or insurance company) and there is no further legal or constructive obligation to pay additional contributions. Such contributions are recognized as expenses in the statement of profit or loss, in as much as the relevant contributions are enforceable.

b.	Post-employment: defined benefit plans

Post-employment defined benefit plans are those under which there is an obligation to directly provide retirement pension payments and retroactive severance pay, pursuant to Colombian legal requirements. the Company has no specific assets intended for guaranteeing the defined benefit plans.

Retirement pension plan: Under the plan, each employee will receive, upon retirement, a monthly pension payment, pension adjustments pursuant to legal regulations, survivor’s pension, assistance with funeral expenses and June and December bonuses established by law. Such amount depends on factors such as: employee age, time of service and salary.

The Company is responsible for the payment of retirement pensions to employees who meet the following requirements: (a) employees who at January 1, 1967 had served more than 20 years (full liability), and (b) employees and former employees who at January 1, 1967 had served more than 10 years but less than 20 years (partial liability).

Retroactive severance pay plan: Retroactivity of severance pay is estimated for those employees whom labor laws applicable are those prior to Law 50 of 1990, and who did not move to the new severance pay system. Under the plan, will be paid employees upon retirement a retroactive amount as severance pay, after deduction of advance payments. This social benefit is calculated over the entire time of service, based on the latest salary earned.

Such benefits are estimated on an annual basis or whenever there are material changes, using the projected credit unit (present value).

During the years ended December 31, 2024, and 2023 there were no material changes in the methods or nature of assumptions applied when preparing the estimates and sensitivity analyses.

Post-employment defined benefit plan liabilities are estimated for each plan, with the support of independent third parties, applying the projected credit unit’s actuarial valuation method, using actuarial assumptions on the date of the period reported, such as discount rate, salary increase expectations, average time of employment, life expectancy and personnel turnover. Actuarial gains or losses are recognized in other comprehensive income. Interest expense on post-employment benefits plans, as well as settlements and plan reductions, are recognized in profit or loss as financial costs.

c.	Long-term employee benefits

These are benefits not expected to be fully settled within twelve months following the reporting date regarding which employees render their services. These benefits relate to time-of-service bonuses and similar benefits. The Company has no specific assets intended for guaranteeing long-term benefits.

The liability for long-term benefits is determined separately for each plan with the support of independent third parties, following the actuarial valuation of the forecasted credit unit method, using actuarial assumptions on the date of the reporting period. The cost of current service, cost of past service, cost for interest, actuarial gains and losses, as well as settlements or reductions in the plan are recognized in the statement of profit or loss.

d.	Short-term employee benefits

These are benefits expected to be fully settled within twelve months and after the reporting date regarding which the employees render their services. Such benefits include a share of profits payable to employees based on performance. Short-term benefit liabilities are measured based on the best estimation of disbursements required to settle the obligations on the reporting date.

e.	Employee termination benefits

The Company pays employees certain benefits upon termination, whenever decision is made to terminate a labor contract earlier than on the ordinary retirement date, or whenever an employee accepts a benefit offer in exchange for termination of his labor contract.

Termination benefits are classified as short-term employee benefits and are recognized in profit or loss when they are expected to be fully settled within 12 months of the end of the reporting period; and are classified as long-term employee benefits when they are expected to be settled after 12 months of the end of the reporting period.

Provisions and contingent liabilities

The Company recognizes a provision for all present obligations resulting from past events, for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and can be reliably estimated.

Provisions are recognized at the present value of the best estimation of cash outflows required to settle the liability. In those cases where there is expectation that the provision will be reimbursed, in full or in part, the reimbursement is recognized as a separate asset only if virtually certain.

The provisions are revised periodically and estimated based on the best information available on the reporting date.

Provisions for onerous contracts are recognized whenever unavoidable costs to be incurred in performing under the contract exceed the economic benefits expected to be received.

A restructuring provision is recognized whenever there is a constructive obligation to conduct a reorganization, when a formal and detailed restructuring plan has been prepared and has raised a valid expectation in those affected and announced prior to the reporting date.

Contingent liabilities are obligations arising from past events, whose existence is subject to the occurrence or non-occurrence of future events not entirely under the control of the Company; or current obligations arising from past events, from which the amount of the obligation cannot be reliably measured, or it is not probable that an outflow of resources will be required to settle the obligation. Contingent liabilities are not recognized; instead, they are disclosed in notes to the financial statements.

Taxes

Include. among others, current income tax, real estate tax and industry and trade tax.

Current income tax

Current income tax in Colombia is assessed on the taxable net income at the official rate applicable annually on each closing of presentation of financial statements.

The Company permanently evaluates the positions assumed in the tax declarations with respect to situations in which certain interpretations may exist in the tax laws to adequately record the amounts that are expected to be paid.

Current tax assets and liabilities are offset for presentation purposes if there is a legally enforceable right, they have been incurred with the same tax authority and the intention is to settle them at net value or realize the asset and settle the liability simultaneously.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax arises from temporary differences that give rise to differences between the accounting base and the taxable base of assets and liabilities. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply when the asset is realized or the liability is settled, based on the tax rates (and tax laws) that have been enacted or substantively enacted at the reporting period.

Deferred tax assets are only recognized if it is probable that there will be future taxable income against which such deductible temporary differences may be offset. Deferred tax liabilities are always recognized.

The effects of the deferred tax are recognized in income for the period or in other comprehensive income depending on where the originating profits or losses were booked, and they are shown in the statement of financial position as non-current items.

For presentation purposes, deferred tax assets and liabilities are offset if there is a legally enforceable right and they have been incurred with the same tax authority.

No deferred tax liabilities are carried for the total of the differences that may arise between the accounting balances and the taxable balances of investments in joint ventures, since the exception contained in IAS 12 is applied when recording such Deferred tax liabilities.

Revenue from contracts with customers

Revenue is measured at the fair value of the consideration received or to be received, net of trade rebates, cash discounts and volume discounts; value added tax is excluded.

Retail sales

Revenue from retail sales is recognized at the point in time when control of the asset is transferred to the customer, upon delivery of the goods and receipt of consideration.

-	Loyalty programs

Under their loyalty programs, certain subsidiaries award customer points on purchases, which may be exchanged in future for benefits such as prizes or goods available at the stores, means of payment or discounts, redemption with allies and continuity programs, among other. Points are measured at fair value, which is the value of each point received by the customer, taking the various redemption strategies into consideration. The fair value of each point is estimated at the end of each accounting period.

The obligation of awarding such points is recorded in the liability side as a deferred revenue that represents the portion of unredeemed benefits at fair value, considering for such effect the redemption rate and the estimated portion of points expected not to be redeemed by the customers.

Revenue from services

Revenue from the provision of services is recognized at a point in time, when the performance obligations agreed upon with the customer have been satisfied.

Lease income

Lease income on investment properties is recognized on a straight-line basis over the term of the agreement.

Other revenue

Royalties are recognized upon fulfilment of the conditions set out in the agreements.

Principal or agent

Contracts to provide goods or services to customers on behalf of other parties are analyzed on the grounds of specific criteria to determine when the Company acts as principal and when as a commission agent.

When another party is involved in providing goods or services to a customer, the Company determines whether the nature of its promise is a performance obligation to provide the specified goods or services itself (principal) or to arrange for those goods or services to be provided by the other party (agent). Revenue from contracts in which Exito Group acts as an agent are immaterial.

Earnings per share

Basic earnings per share are calculated by dividing the profit for the period attributable to the Company by the weighted average of common shares outstanding during the year, excluding, if any, common shares acquired by the Company and held as treasury shares.

There were no dilutive potential ordinary shares outstanding at the end of the reporting period.

Note 3.1. Voluntary changes in accounting policies

Starting on January 1, 2024, the Company made a voluntary change in its inventory valuation policy by changing from the first-in, first-out (FIFO) method to the weighted average Cost method.

The weighted average Cost valuation method is practical, concise, and aligns with assertions of integrity and accuracy in inventory valuation balances. The voluntary change is supported by the belief that the weighted average Cost method provides a more consistent and stable valuation, offering a clearer economic understanding of profitability in current circumstances, this facilitates more informed decisions regarding pricing, purchase volumes, and inventory management. The method promises a more accurate description of the actual cost of goods sold during the period by considering (a) inflation effects on inventory costs, (b) the impact of inventory turnover on the cost of sales, (d) uniform distribution of inventory cost fluctuations over the period, and (d) avoidance of volatile outcomes inherent in the FIFO method during periods of price fluctuations (year-end or anniversary promotional events).

The minor impact of this change on profit per share and profit for the year ended December 31, 2024, and 2023 and on the inventory, cost of sales and equity method accounts at December 31, 2023, is as follows:

	December 31, 2024		December 31, 2023
	Loss per share (expressed in Colombian pesos)	Net Loss	Loss per share (expressed in Colombian pesos)	Net Loss	Inventories	Cost of sales	Equity Method
Adjustment	(20.11)	(26,106)	(4.41)	(5,727)	11,534	(7,678)	(5,445)
Percentage	11.00%	11.00%	1.86%	1.86%	0.59%	0.26%	10.79%

Note 4. Regulatory changes

Note 4.1. Standards and interpretations issued by International Accounting Standards Board - IASB applicable to the Company.

Standard	Description	Impact
Amendment to IAS 1 – Non-current liabilities with agreed terms

This Amendment, which amends IAS 1 – Presentation of Financial Statements, aims to improve the information that entities provide about long-term debt with covenants by enabling investors to understand the risk that exists about early repayment of the debt.

IAS 1 requires an entity to classify debt as non-current only if the enterprise can avoid settling the debt within 12 months of the reporting date. However, an entity’s ability to do so is often subject to compliance with covenants. For example, an entity might have long-term debt that could be repayable within 12 months if the enterprise fails to comply with the covenants in that 12-month period. The amendment requires an entity to disclose information about these covenants in the notes to the financial statements.

This amendment had no impact on the financial statements.

Amendment to IFRS 16 – Sale and leaseback transactions.

This Amendment, which amends IFRS 16 – Leases, addresses the subsequent measurement that an entity should apply when it sells an asset and subsequently leases that same asset to the new owner for a period.

IFRS 16 includes requirements on how to account for a sale and leaseback transaction at the date the transaction takes place. However, this standard had not specified how to measure the transaction after that date. These amendments will not change the accounting for leases other than those arising in a sale and leaseback transaction.

This amendment has no impact on the financial statements.

Amendment to IAS 7 and IFRS 7 – Supplier financing arrangements.

This Amendment, which amends IAS 7 – Statement of Cash Flows and IFRS 7 – Financial Instruments: Disclosures, aims to improve disclosures about supplier financing arrangements by enabling users of financial statements to assess the effects of such arrangements on the entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk.

The Amendment requires disclosure of the amount of liabilities that are part of the arrangements, a breakdown of the amounts for which suppliers have already received payment from the financing providers, and an indication of where the liabilities are located on the balance sheet; the terms and conditions; ranges of payment due dates; and liquidity risk information.

Supplier financing arrangements are characterized by one or more financing providers offering to pay amounts owed by an entity to its suppliers in accordance with the terms and conditions agreed between the entity and its supplier.

This amendment has no impact on the financial statements.

Note 4.2. New and revised standards and interpretations issued and not yet effective.

Standard	Description	Impact
Amendment to IAS 21 – Lack of convertibility.

This Amendment, which amends IAS 21 – Effects of Changes in Foreign Exchange Rates, aims to establish the accounting requirements for when one currency is not interchangeable with another currency, indicating the exchange rate to be used and the information to be disclosed in the financial statements.

The Amendment will allow companies to provide more useful information in their financial statements and will help investors by addressing an issue not previously covered in the accounting requirements for the effects of changes in foreign exchange rates.

It is estimated that there will be no significant impacts from the application of this amendment.

Standard	Description	Impact
IFRS 18 - Presentation and Disclosure in Financial Statements

This standard replaces IAS 1 - Presentation of Financial Statements, transferring many of its requirements without any changes.

It aims to help investors analyze companies’ financial performance by providing more transparent and comparable information to make better investment decisions. It introduces three sets of new requirements:

a. Improving comparability of the income statement: There is currently no specific structure for the income statement. Companies choose the subtotals they want to include, reporting an operating result, but the way it is calculated varies from company to company, which reduces comparability. The standard introduces three defined categories of income and expenses (operating, investing and financing) to improve the structure of the income statement, and requires all companies to present new defined subtotals.

b. Increased transparency of management-defined performance measures: Most companies do not provide enough information for investors to understand how performance measures are calculated and how they relate to subtotals on the income statement. The standard requires companies to disclose explanations for specific measures related to the income statement, called management-defined performance measures.

c. More useful grouping of information in financial statements: Investors’ analysis of results is hampered if the information disclosed is too summarized or detailed. The standard provides more detailed guidance on how to organize the information and its inclusion in the main financial statements or in the notes.

It is estimated that there will be no significant impact on the application of this IFRS.

IFRS 19 - Subsidiaries without public accountability: Disclosures

It simplifies reporting systems and processes for companies, reducing the costs of preparing financial statements for subsidiaries while maintaining the usefulness of those financial statements for their users.

Subsidiaries that apply IFRS for SMEs or national accounting standards when preparing their financial statements often have two sets of accounting records because the requirements of these Standards differ from those of IFRS Accounting Standards.

This standard will address these challenges by:

- Allowing subsidiaries to have a single set of accounting records to meet the needs of both their parent and users of their financial statements.

- Reducing disclosure requirements and tailoring them to the needs of users of their financial statements.

A subsidiary applies IFRS 19 if and only if:

a. It is not publicly accountable (generally speaking, it is not publicly traded and is not a financial institution); and

b. The subsidiary’s intermediate or ultimate parent produces consolidated financial statements that are available for public use and that comply with IFRS Accounting Standards.

It is estimated that there will be no significant impact on the application of this IFRS.

Amendment to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments

This Amendment clarifies the classification of financial assets with environmental, social and corporate governance and similar characteristics. Based on the characteristics of contractual cash flows, there is confusion as to whether these assets are measured at amortized cost or fair value.

With these amendments, the IASB has introduced additional disclosure requirements to improve transparency for investors regarding investments in equity instruments designated at fair value through other financial instruments and comprehensive income with contingent characteristics; for example, aspects linked to environmental, social and corporate governance issues.

Additionally, these Amendments clarify the derecognition requirements for the settlement of financial assets or liabilities through electronic payment systems. The amendments clarify the date on which a financial asset or liability is derecognized.

The IASB also developed an accounting policy that allows a financial liability to be derecognized before cash is delivered on the settlement date if the following criteria are met: (a) the entity does not have the ability to withdraw, stop or cancel payment instructions; (b) the entity does not have the ability to access the cash to be used for the payment instruction; and (c) there is no significant risk with the electronic payment system.

It is estimated that there will be no significant impacts from the application of these amendments.

Standard	Description	Impact
Annual improvements to IFRS accounting standards

This document issues several minor amendments to the following standards: IFRS 1 First-time Adoption, IFRS 7 Financial Instruments: Disclosures, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements and IAS 7 Statement of Cash Flows.

The amendments issued include clarifications, precisions regarding cross-referencing of standards and obsolete referencing, changes in normative exemplifications and changes in certain wordings of some paragraphs; the above is intended to improve the comprehensibility of said standards and avoid ambiguities in their interpretation.

It is estimated that there will be no significant impacts from the application of these improvements.

Amendment to IFRS 9 and IFRS 7 – Contracts that refer to nature-dependent electricity

In this amendment, the IASB makes some changes to the disclosures that must be made by companies that use nature-dependent electricity contracts as hedging instruments.

Among the most relevant aspects of this amendment are:

- Clarifying the application of the own-use requirements.

- Allowing hedge accounting when these contracts are used as hedging instruments.

- Adding new disclosure requirements that allow investors to understand the effect of these contracts on a company’s financial performance and cash flows.

It is estimated that there will be no significant impacts from the application of these amendments.

IFRS S1 - General requirements for disclosure of financial information related to sustainability

The objective of IFRS S1 – General requirements for sustainability-related financial reporting is to require an entity to disclose information about all sustainability-related risks and opportunities that could reasonably be expected to affect the entity’s cash flows, access to finance or cost of capital in the short, medium or long term. These risks and opportunities are collectively referred to as “sustainability-related risks and opportunities that could reasonably be expected to affect the entity’s prospects”. The information is expected to be useful to the primary users of general-purpose financial reporting when making decisions related to providing resources to the entity.

Management is currently assessing the impacts of applying this IFRS.

IFRS S2 - Climate-related disclosures	The objective of IFRS S2 – Climate-related Disclosures is to require an entity to disclose information about all climate-related risks and opportunities that could reasonably be expected to affect the entity’s cash flows, access to finance or cost of capital in the short, medium or long term (collectively referred to as “climate information”). The information is expected to be useful to primary users of general-purpose financial reports when making decisions related to the provision of resources to the entity.	Management is currently assessing the impacts of applying this IFRS.

Note 5. Relevant facts

Change in controlling entity.

On January 22, 2024, 86.84% of the common shares of the Company were awarded to Cama Commercial Group Corp. as a result of the completion of the tender offer that this company had signed with Grupo Casino and Companhia Brasileira de Distribuição S.A. – CBD at October 13, 2023. With this award, Cama Commercial Group Corp. became the immediate holding of the Company.

Delisting of ADSs (American Depositary Shares)

On December 30, 2024, Form 25 was filed with the U.S. Securities and Exchange Commission (SEC) declaring the Company’s intention to delist the Company’s ADSs from the New York Stock Exchange (“NYSE”). The delisting of the shares is expected to be effective ten calendar days after this filing, and the last trading day of the ADSs on the NYSE is expected to be January 9, 2025.

January 8, 2025 was the last trading day of the ADSs on the New York Stock Exchange (“NYSE”). The Company also notified its depositary JPMorgan Chase Bank N.A. of the termination of the ADS program which was effective on January 21, 2025, and accordingly the last trading day of the Company’s ADSs was January 17, 2025.

Note 6. Cash and cash equivalents

The balance of cash and cash equivalents is shown below:

	December 31, 2024	December 31, 2023
Cash at banks and on hand	743,526	970,325
Term deposit certificates and securities (1)	108,101	-
High liquidity funds (2)	3,614	8,981
Funds	1,434	1,318
Total cash and cash equivalents	856,675	980,624

(1)	The balance corresponds to National Tax Refund Bonds amounting to $88,518, Treasury Bonds (TES) amounting to $15,480, and Investment in Certificates of Deposit (CDT) amounting to $4,103.

(2)	The balance is as follows:

	December 31, 2024	December 31, 2023
Corredores Davivienda S.A.	1,917	172
Fondo de Inversión Colectiva Abierta Occirenta	604	167
Fiducolombia S.A.	547	5,264
BBVA Asset S.A.	233	165
Fiduciaria Bogota S.A.	188	2,600
Credicorp Capital	125	613
Total high liquidity funds	3,614	8,981

The decrease is due to the transfer of fiduciary rights to cash on hand and in banks to be used for the Company’s operations.

At December 31, 2024, the Company recognized interest income from cash at banks and cash equivalents in the amount of $2,673 (December 31, 2023 - $13,566), which were recognized as financial income as detailed in Note 31.

At December 31, 2023 and at December 31, 2022, cash and cash equivalents were not restricted or levied in any way as to limit availability thereof.

Note 7. Trade receivables and other account receivables

The balance of trade receivables and other account receivables is shown below:

	December 31, 2024	December 31, 2023
Trade receivables (Note 7.1.)	180,937	229,753
Other account receivables (Note 7.2.)	147,458	223,565
Total trade receivables and other account receivables	328,395	453,318
Current	314,528	436,942
Non-Current	13,867	16,376

Note 7.1. Trade receivables

The balance of trade receivables is shown below:

	December 31, 2024	December 31, 2023
Trade accounts	162,305	177,252
Sale of real-estate project inventories (1)	10,800	39,277
Rentals and dealers	5,865	11,466
Net investment in leases	5,509	5,903
Other funds and employee lending	514	15
Allowance for expected credit loss	(4,056)	(4,160)
Trade receivables	180,937	229,753

(1)	The decrease corresponds to the sale of the Montevideo real estate project, which was paid for in October by Constructora Bolivar and Crusezar.

An analysis is performed at each reporting date to estimate expected credit losses. The allowance rates are based on days past due for groupings of various customer segments with similar loss patterns (i.e., product type and customer rating). The calculation reflects the probability-weighted outcome and reasonable and supportable information that is available at the reporting date about past events and current conditions. Generally, trade receivables and other accounts receivable are written-off if past due for more than one year.

The allowance for expected credit loss is recognized as expense in profit or loss. During the annual period ended December 31, 2024, the net effect of the allowance for expected credit loss on the statement of profit or loss represents expense of $5,622 ($2,140 - expense for the period ended December 31, 2023).

The movement in the allowance for expected credit losses during the sixth month periods was as follows:

Balance at December 31, 2022	5,093
Additions (Note 28.)	14,991
Reversal of allowance for expected credit losses (Note 30)	(12,851)
Write-off of receivables	(3,073)
Balance at December 31, 2023	4,160
Additions (Note 28.)	26,134
Reversal of allowance for expected credit losses (Note 30)	(20,512)
Write-off of receivables	(5,726)
Balance at December 31, 2024	4,056

Note 7.2. Other account receivables

The balance of other account receivables is shown below:

	December 31, 2024	December 31, 2023
Business agreements (1)	71,989	120,237
Other loans or advances to employees	33,278	31,295
Recoverable taxes (2)	21,194	47,793
Money remittances	8,858	18,892
Money transfer services	1,575	653
Sale of property, plant, and equipment	353	112
Other	10,211	4,583
Total other account receivables	147,458	223,565

(1)	The variation is mainly due to a decrease in the account receivable from Caja de Compensación Familiar Cafam related to family subsidies amounting to $19,887. Additionally, there was a reduction in the account receivable for agreements with companies providing benefits to their members amounting to $9,663.

(2)	The decrease corresponds mainly to compensation of a favorable balance in VAT.

Trade receivables and other receivables by age

The detail by age of trade receivables and other receivables, without considering allowance for expected credit losses, is shown below:

Period	Total	Less than 30 days	From 31 to 60 days	From 61 to 90 days	More than 90 days
December 31, 2024	332,451	317,623	523	438	13,867
December 31, 2023	457,478	436,914	2,047	148	18,369

Note 8. Prepayments

The balance of the advance payments is as follows:

	December 31, 2024	December 31, 2023
Insurance	11,506	19,668
Leases (1)	9,996	3,619
Maintenance	1,088	-
Other prepayments	726	463
Total prepayments	23,316	23,750
Current	13,694	20,505
Non-current	9,622	3,245

(1)	Corresponds to the leases paid in advance of the following real estate:

	December 31, 2024	December 31, 2023
Almacén Carulla Castillo Grande	7,104	-
Almacén Éxito San Martín	2,856	3,583
Proyecto Arábica	36	36
Total leases	9,996	3,619

Note 9. Related parties

As mentioned in the control´s change in Note 5, the next companies are considered as related parties, which ones, at the date of this financial statements there were not transactions:

-	Fundación Salvador del mundo;

-	N1 Investments, Inc.;

-	Clarendon Wolrwide S.A.;

-	Avelan Enterprise, Ltd.;

-	Foresdale Assets, Ltd.;

-	Invenergy FSRU Development Spain S.L.;

-	Talgarth Trading Inc.;

-	Calleja S. A. de C.V.

-	Camma Comercial Group. Corp.

Note 9.1. Significant agreements

Transactions with related parties refer mainly to transactions between the Company and its subsidiaries, joint ventures and other related entities and were substantially made and accounted for in accordance with the prices, terms and conditions agreed upon between the parties, in market conditions and there were not free services o compensations. The agreements are detailed as follows:

-	Puntos Colombia S.A.S.: Agreement providing for the terms and conditions for the redemption of points collected under their loyalty program, among other services.

Compañía de Financiamiento Tuya S.A.: Partnership agreements to promote (i) the sale of products and services offered by the Company through credit cards, (ii) the use of these credit cards in and out of the Company stores and (iii) the use of other financial services agreed between the parties inside the Company stores.

-	Sara ANV S.A.: Agreement providing for the terms and conditions for the sale of services.

-	Almacenes Éxito Inversiones S.A.S.: Acquisition agreement of telephone plans, provision of administrative services.

-	Logística Transporte y Servicios Asociados S.A.S.: Agreement to receive transportation services, contracts for the sale of merchandise, administrative services and reimbursement of expenses.

-	Transacciones Energéticas S.A.S. E.S.P.: Contracts of energy trading services.

-	Éxito Industrias S.A.S.: Contracts for the lease of real estate and provision of services.

-	Éxito Viajes y Turismo S.A.S.: Contract for reimbursement of expenses and administrative services.

Patrimonio Autónomo Viva Malls: Real estate lease, administrative services, and reimbursement of expenses.

-	Marketplace Internacional Exito y Servicios S.A.S.: Software use license and contract for the service of “Éxito referrals”.

Note 9.2. Transactions with related parties

Transactions with related parties relate to revenue from retail sales and other services, as well as to costs and expenses related to purchase of goods and services received.

As mentioned in Note 1, at December 31, 2024, the controlling entity of the Company is Cama Commercial Group Corp. At December 31, 2023, the controlling entity of the Company was Casino Guichard-Perrachon S.A.

The amount of revenue arising from transactions with related parties is as follows:

	Year ended December 31,
	2024	2023
Subsidiaries (1)	64,018	52,198
Joint ventures (2)	54,965	66,450
Other related parties	6	-
Casino Group companies (3)	-	3,682
Total revenue	118,989	122,330

(1)	Revenue relates to the administration services to Éxito Industria S.A.S., to Almacenes Éxito Inversiones S.A.S., to Transacciones Energéticas S.A.S. E.S.P., to Logística, Transporte y Servicios Asociados S.A.S. and to Patrimonios Autónomos (stand-alone trust funds); and to the lease of property to Patrimonios Autónomos and to Éxito Viajes y Turismo S.A.S.

The amount of revenue with each subsidiary is as follows:

	Year ended December 31,
	2024	2023
Patrimonios Autónomos	37,519	26,631
Almacenes Éxito Inversiones S.A.S.	21,135	19,951
Logística, Transporte y Servicios Asociados S.A.S.	2,705	2,671
Éxito Viajes y Turismo S.A.S.	1,473	1,754
Éxito Industrias S.A.S.	990	1,041
Transacciones Energéticas S.A.S. E.S.P.	196	150
Total	64,018	52,198

(2)	The amount of revenue with each joint venture is as follows:

	Year ended December 31,
	2024	2023
Compañía de Financiamiento Tuya S.A.
Commercial activation recovery	39,382	50,298
Yield on bonus, coupons and energy	9,927	8,464
Lease of real estate	4,271	4,176
Services	379	991
Total	53,959	63,929

Puntos Colombia S.A.S.
Services	341	2,013

Sara ANV S.A.
Employee salary recovery	665	508

Total	54,965	66,450

(3)	Revenue mainly relates to the provision of services and rebates from suppliers.

Revenue by each company is as follows:

	Year ended December 31,
	2024	2023
Relevan C Colombia S.A.S. (a)	-	3,204
Casino International	-	392
Casino Services	-	46
Distribution Casino France	-	40
Total	-	3,682

(a)	It corresponds to participation in collaboration agreements of Éxito Media.

The amount of costs and expenses arising from transactions with related parties is as follows:

	Year ended December 31,
	2024	2023
Subsidiaries (1)	399,353	380,506
Joint ventures (2)	118,795	115,995
Key management personnel (3)	47,653	47,778
Members of the Board	513	2,837
Controlling entity	-	13,945
Casino Group companies (4)	-	7,886
Total cost and expenses	566,314	568,947

(1)	Costs and expenses mainly refer to the purchase of goods for trading from Éxito Industrias S.A.S.; transportation services provided by Logística, Transporte y Servicios Asociados S.A.S.; leases and real estate management activities with Patrimonios Autónomos and Éxito Industrias S.A.S.; branding royalty with Éxito Industrias S.A.S., purchase of corporate plans from Almacenes Éxito Inversiones S.A.S.; and services received, purchase of goods and reimbursements with other subsidiaries.

The amount of costs and expenses with each subsidiary is as follows:

	Year ended December 31,
	2024	2023
Logística, Transporte y Servicios Asociados S.A.S.	196,485	181,389
Patrimonios Autónomos	110,090	106,861
Éxito Industrias S.A.S.	70,082	71,290
Almacenes Éxito Inversiones S.A.S.	18,667	17,356
Transacciones Energéticas S.A.S. E.S.P.	1,951	1,117
Marketplace Internacional Exito y Servicios S.A.S.	1,846	2,221
Éxito Viajes y Turismo S.A.S.	232	272
Total	399,353	380,506

(2)	The amount of costs and expenses with each joint venture is as follows:

	Year ended December 31,
	2024	2023
Compañía de Financiamiento Tuya S.A.
Commissions on means of payment	11,090	13,656

Puntos Colombia S.A.S.
Cost of customer loyalty program	107,705	102,339

Total	118,795	115,995

(3)	Transactions between the Company and key management personnel, including legal representatives and/or administrators, mainly relate to labor agreements executed by and between the parties.

Compensation of key management personnel is as follows:

	Year ended December 31,
	2024	2023
Short-term employee benefits	46,960	44,792
Post-employment benefits	693	780
Termination benefits	-	2,206
Total key management personnel compensation	47,653	47,778

(4)	Costs and expenses accrued mainly arise from intermediation in the import of goods, purchase of goods and consultancy services

Costs and expenses by each company are as follows:

	Year ended December 31,
	2024	2023
Distribution Casino France	-	1,850
Euris	-	1,814
International Retail and Trade Services IG.	-	1,754
Casino Services	-	1,264
Relevan C Colombia S.A.S.	-	607
Companhia Brasileira de Distribuição – CBD S.A.	-	586
Cdiscount S.A.	-	11
Total costs and expenses	-	7,886

Note 9.3. Receivable from related parties

The balance of receivables and other non-financial assets with related parties is as follows:

	Receivable		Other non-financial assets
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Joint ventures (1)	37,504	44,178	52,490	37,504
Subsidiaries (2)	16,123	31,387	280	16,123
Other related parties	6	-	-	6
Casino Group companies (3)	-	5,135	-	-
Controlling entity	-	1,566	-	-
Total	53,633	82,266	52,770	53,633
Current	53,633	82,266	-	53,633
Non-Current	-	-	52,770	-

(1)	The balance of receivables by each joint ventures and by each concept:

-	Receivables:

	December 31, 2024	December 31, 2023
Compañía de Financiamiento Tuya S.A.
Reimbursement of shared expenses, collection of coupons and other	3,350	4,697
Other services	1,252	1,744
Total	4,602	6,441

Puntos Colombia S.A.S.
Redemption of points	32,849	37,510

Sara ANV S.A.
Other services	53	227

Total receivables	37,504	44,178

-	Other non-financial assets:

The amount of $52,490 as of December 31, 2023, corresponds to payments made to Compañía de Financiamiento Tuya S.A. for the subscription of shares that have not been recognized in its equity because authorization has not been obtained from the Superintendencia Financiera de Colombia, during 2024, authorization was obtained to register the equity increase.

(2)	The balance of receivables by each subsidiary and by each concept:

-	The balance of receivables by each subsidiary is as follows:

	December 31, 2024	December 31, 2023
Libertad S.A.	10,206	7,277
Patrimonios Autónomos (a)	3,746	22,366
Almacenes Éxito Inversiones S.A.S.	844	541
Éxito Industrias S.A.S.	811	502
Logística, Transporte y Servicios Asociados S.A.S.	279	378
Éxito Viajes y Turismo S.A.S.	150	96
Marketplace Internacional Exito y Servicios S.A.S.	52	30
Transacciones Energéticas S.A.S. E.S.P.	35	196
Devoto Hermanos S.A.	-	1
Total accounts receivable from subsidiaries	16,123	31,387

(a)	In 2024, includes $496 (2023 - $19,604) of dividend declared.

-	The balance of accounts receivable from subsidiaries by concept is as follows

	December 31, 2024	December 31, 2023
Strategic direction services	10,206	7,277
Administrative services	1,578	1,886
Reimbursement of expenses	516	450
Charge for dividends declared	496	19,604
Other services	3,327	2,170
Total accounts receivable from subsidiaries	16,123	31,387

(3)	Receivable from Casino Group companies represents reimbursement for payments to expats, supplier agreements and energy efficiency solutions.

	December 31, 2024	December 31, 2023
Casino International	-	3,224
Relevan C Colombia S.A.S.	-	1,082
Companhia Brasileira de Distribuição S.A. – CBD	-	822
Casino Services	-	7
Total Casino Group companies	-	5,135

Note 9.4. Payables to related parties

The balance of payables to related parties is shown below:

	December 31, 2024	December 31, 2023
Subsidiaries (1)	70,872	164,180
Joint ventures (2)	43,680	43,779
Casino Group companies (3)	-	976
Controlling entity	-	672
Total	114,552	209,607

(1)	The balance of accounts payable by each subsidiary and by each concept:

-	Payables per subsidiaries:

	December 31, 2024	December 31, 2023
Éxito Industrias S.A.	41,428	137,005
Logística, Transporte y Servicios Asociados S.A.S.	14,162	16,559
Patrimonios Autónomos	5,416	3,576
Transacciones Energéticas S.A.S. E.S.P.	4,821	3,223
Almacenes Éxito Inversiones S.A.S.	4,731	3,483
Marketplace Internacional Exito y Servicios S.A.S.	300	317
Éxito Viajes y Turismo S.A.S.	14	17
Total accounts payable to subsidiaries	70,872	164,180

-	The balance payable to subsidiaries relates to:

	December 31, 2024	December 31, 2023
Purchase of assets and inventories	14,097	134,424
Transportation service	14,070	14,858
Energy service	4,794	3,218
Mobile recharge collection service	4,602	3,453
Lease of property	3,746	2,510
Purchase of tourist trips	14	17
Other services received	29,549	5,700
Total accounts payable to subsidiaries	70,872	164,180

(2)	The balance of payables by each joint venture is as follows:

	December 31, 2024	December 31, 2023
Puntos Colombia S.A.S. (a)	43,648	43,733
Compañía de Financiamiento Tuya S.A.	32	44
Sara ANV S.A.	-	2
Total accounts payable to joint ventures	43,680	43,779

(a)	Represents the balance arising from points (accumulations) issued.

(3)	Payables to Casino Group companies such as intermediation in the import of goods, and consulting and technical assistance services.

	December 31, 2024	December 31, 2023
Casino Services	-	885
International Retail and Trade Services IG	-	91
Total Casino Group companies	-	976

Note 9.5. Lease liabilities with related parties

The balance of lease liabilities with related parties is as follows:

	December 31, 2024	December 31, 2023
Subsidiaries (Note 14.2)	453,404	459,763
Current	58,344	49,934
Non-Current	395,060	409,829

The lease liability balance corresponds to the lease contracts signed with the following subsidiaries:

	December 31, 2024	December 31, 2023
Subsidiaries (Patrimonios autónomos) (Note 14.2)	453,404	459,763

Note 9.6. Other financial liabilities with related parties

The balance of collections on behalf of third parties with related parties is as follows:

	December 31, 2024	December 31, 2023
Subsidiaries (1)	126,367	34,088
Joint ventures (2)	11,973	26,506
Total	138,340	60,594

(1)	Represents cash collected from subsidiaries as part of the in-house cash program (Note 24).

(2)	Mainly represents collections received from customers related to the Tarjeta Éxito cards owned by Compañía de Financiamiento Tuya S.A. (Note 24).

Note 10. Inventories, net and cost of sales

Note 10.1. Inventories, net

The balance of inventories is as follows:

	December 31, 2024	December 31, 2023
Inventories, net (1)	2,138,916	1,922,045
Raw materials	42,074	28,358
Inventories in transit	25,596	17,750
Real estate project inventories (2)	16,941	18,003
Materials, spares, accessories, and consumable packaging	6,733	7,738
Production in process	-	93
Total inventories, net	2,230,260	1,993,987

(1)	The movement of the losses on inventory obsolescence and damages, included as lower value in inventories, during the reporting periods is shown below:

Balance at December 31, 2022	9,969
Loss recognized during the period (Note 10.2.)	7,978
Balance at December 31, 2023	17,947
Loss recognized during the period (Note 10.2.)	10,324
Balance at September 30, 2024	28,271

(2)	For 2024, it corresponds to the López de Galarza real estate project for $- (December 31, 2023 - $776), the Éxito Occidente real estate project for $14,809 (December 31, 2023 - $17,227), and the Éxito La Colina real estate project for $2,132.

At December 31, 2024, and at December 31, 2023, there are no restrictions or liens on the sale of inventories.

Note 10.2. Cost of sales

The following is the information related with the cost of sales, allowance for losses on inventory obsolescence and damages, and allowance reversal on inventories:

	Year ended December 31,
	2024	2023
Cost of goods sold (1)	14,267,548	13,789,309
Trade discounts and purchase rebates	(2,393,779)	(2,268,077)
Logistics costs (2)	560,183	520,059
Damage and loss	191,894	186,436
Allowance for inventory losses, net	10,324	7,978
Total cost of sales	12,636,170	12,235,705

(1)	The annual period ended December 31, 2024 includes $29,713 of depreciation and amortization cost (December 31, 2023 - $29,094).

(2)	The detail is shown below:

	Year ended December 31,
	2024	2023
Employee benefits	314,897	301,880
Services	171,545	149,952
Depreciations and amortizations	66,600	62,558
Upload and download operators	5,419	4,409
Leases	1,722	1,260
Total logistic cost	560,183	520,059

Note 11. Financial assets

The balance of financial assets is shown below:

	December 31, 2024	December 31, 2023
Derivative financial instruments (1)	4,469	-
Financial assets measured at fair value through other comprehensive income (2)	1,437	10,676
Financial assets measured at fair value through profit or loss	402	472
Derivative financial instruments designated as hedge instruments (3)	-	2,378
Total financial assets	6,308	13,526
Current	4,469	2,378
Non-current	1,839	11,148

(1)	Relates to forward contracts used to hedge the variation in the exchange rates. The fair value of these instruments is estimated based on valuation models who use variables other than quoted prices.

At December 31, 2024, relates to the following transactions:

	Nature of risk hedged	Hedged item	Rateo f hedged item	Average rates for hedged instruments	Notional amount	Fair value
Forward	Exchange rate	Foreign currency liability	USD / COP EUR / COP	1 USD / $4,409.15 1 EUR / $4,580.67	MUSD / $30.477 MEUR / $0.900	4,469

The detail of maturities of these instruments at December 31, 2024 was as follows:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	2,234	2,160	75	-	-	4,469

(2)	Financial assets measured at fair value through other comprehensive income are equity investments not held for sale. The detail of these investments is as follows:

	December 31, 2024	December 31, 2023
Fideicomiso El Tesoro etapa 4A y 4C 448	1,206	1,206
Associated Grocers of Florida, Inc.	113	113
Central de abastos del Caribe S.A.	71	71
La Promotora S.A.	33	50
Sociedad de acueducto, alcantarillado y aseo de Barranquilla S.A. E.S.P.	14	14
Cnova N.V. (a)	-	9,222
Total financial assets measured at fair value through other comprehensive income	1,437	10,676

(a)	Minority shareholders in Cnova N.V. are required by court order to transfer their shares to Casino at a non-significant price agreed by the Court, which results in a 100% impairment of the investment.

(3)	Derivative instruments designated as hedging instrument relates to forward of exchange rate. The fair value of these instruments is determined based on valuation models used by market participants.

At December 31, 2023, relates to the following transactions:

	Nature of risk hedged	Hedged item	Range of rates for hedged item	Range of rates for hedge instruments	Amount hedged	Fair value
Forward	Interest rate	Loans and borrowings	IBR 3M	9.0120%	120,916	2,378

The detail of maturities of these hedge instruments at December 31, 2023 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Swap	998	-	871	509	-	2,378

At December 31, 2024 and at December 31, 2023, there are no restrictions or liens on financial assets that restrict their sale.

None of the assets were impaired on December 31, 2024, and 2023.

Note 12. Property, plant and equipment, net

The net balance of property, plant and equipment is shown below:

	December 31, 2024	December 31, 2023
Land	442,358	445,269
Buildings	954,767	960,056
Machinery and equipment	906,455	881,732
Furniture and fixtures	565,762	539,865
Assets under construction	6,660	6,139
Improvements to third-party properties	454,096	457,570
Vehicles	7,498	7,584
Computers	294,735	293,597
Other property, plant and equipment	289	289
Total property, plant and equipment, gross	3,632,620	3,592,101
Accumulated depreciation	(1,770,816)	(1,598,509)
Total property, plant and equipment, net	1,861,804	1,993,592

The movement of the cost of property, plant and equipment and accumulated depreciation during the reporting periods is shown below:

Cost	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Improvements to third party properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at December 31, 2022	447,733	944,782	827,612	518,827	10,156	429,942	8,724	277,754	16,050	3,481,580
Additions	-	18,386	94,911	33,790	-	28,669	-	23,625	-	199,381
Disposals and derecognition	-	(914)	(25,788)	(8,334)	(395)	(3,440)	(1,140)	(5,886)	-	(45,897)
(Decreases) increases from transfers between accounts of property, plant and equipment	-	-	-	-	(3,135)	3,135	-	-	-	-
(Decrease) from transfers (to) other balance sheet accounts - tax assets	-	-	(15,066)	(4,418)	(487)	(736)	-	(3,179)	-	(23,886)
(Decrease) from transfers (to) other balance sheet accounts – inventories	(2,464)	(2,198)	-	-	-	-	-	-	-	(4,662)
Increase from transfers from other balance sheet accounts – intangibles	-	-	63	-	-	-	-	1,283	-	1,346
(Decrease) from transfers (to) other balance sheet accounts – investments	-	-	-	-	-	-	-	-	(15,761)	(15,761)
Balance at December 31, 2023	445,269	960,056	881,732	539,865	6,139	457,570	7,584	293,597	289	3,592,101
Additions	-	978	50,445	37,013	969	12,483	110	6,515	-	108,513
Disposals and derecognition	(151)	-	(18,801)	(5,286)	(305)	(15,511)	(196)	(4,476)	-	(44,726)
(Decrease) from transfers (to) other balance sheet accounts – inventories	(2,760)	(6,267)	(7)	-	-	-	-	-	-	(9,034)
(Decrease) from transfers (to) other balance sheet accounts – tax assets	-	-	(6,914)	(5,830)	(143)	(446)	-	(901)	-	(14,234)
Balance at December 31, 2024	442,358	954,767	906,455	565,762	6,660	454,096	7,498	294,735	289	3,632,620

Accumulated depreciation	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Improvements to third party properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at December 31, 2022	-	228,805	462,032	337,282		227,500	7,591	152,918	6,373	1,422,501
Depreciation		28,429	71,298	52,071		34,599	555	33,716	591	221,259
Disposals and derecognition		(301)	(20,428)	(7,244)		(3,331)	(1,020)	(5,307)	-	(37,631)
Decrease) from transfers (to) other balance sheet accounts – inventories		(660)	-	-		-	-	-	-	(660)
(Decrease) from transfers (to) other balance sheet accounts – investments		-	-	-		-	-	-	(6,960)	(6,960)
Balance at December 31, 2023		256,273	512,902	382,109		258,768	7,126	181,327	4	1,598,509
Depreciation		28,620	68,169	45,263		35,290	287	33,251	-	210,880
Disposals and derecognition		-	(15,952)	(4,721)		(11,267)	(191)	(4,464)	-	(36,595)
(Decrease) from transfers (to) other balance sheet accounts – inventories		(1,977)	(1)	-		-	-	-	-	(1,978)
Balance at December 31, 2024		282,916	565,118	422,651		282,791	7,222	210,114	4	1,770,816

Assets under construction are represented by those assets in process of construction and process of assembly not ready for their intended use as expected by the Company management, and on which costs directly attributable to the construction process continue to be capitalized if they are qualifying assets.

The cost of property, plant and equipment does not include the balance of estimated dismantling and similar costs, based on the assessment and analysis made by the Company which concluded that there are no contractual or legal obligations at acquisition.

At December 31, 2024 and at December 31, 2023 no restrictions or liens have been imposed on items of property, plant and equipment that limit their sale, and there are no contractual commitments to acquire, build or develop property, plant and equipment.

At December 31, 2024 and at December 31, 2023, property, plant and equipment have no residual value that affects depreciable amount.

Information about impairment testing is disclosed in Note 34.

At December 31, 2024 and at December 31, 2023, the Company has insurance for cover the loss ‘risk over this property, plant and equipment.

Note 12.1 Additions to property, plant and equipment for cash flow presentation purposes

	December 31, 2024	December 31, 2023
Additions	108,513	199,381
Additions to trade payables for deferred purchases of property, plant and equipment	(197,334)	(279,147)
Payments for deferred purchases of property, plant and equipment	243,876	348,424
Acquisition of property, plant and equipment in cash	155,055	268,658

Note 13. Investment properties, net

The Company’s investment properties are business premises and land held to generate income from operating leases or future appreciation of their value of operating lease contracts or future appreciation of their price.

The net balance of investment properties is shown below:

	December 31, 2024	December 31, 2023
Land	42,801	43,087
Buildings	29,576	29,576
Constructions in progress	850	850
Total cost of investment properties	73,227	73,513
Accumulated depreciation	(8,988)	(8,123)
Impairment	(62)	(62)
Total investment properties, net	64,177	65,328

The movements in the cost of investment properties and accumulated depreciation during the period presented are as follows:

Cost	Land	Buildings	Assets under construction	Total
Balance at December 31, 2022	60,314	29,576	850	90,740
(Decrease) from transfers (to) other balance sheet accounts – inventories	(17,227)	-	-	(17,227)
Balance at December 31, 2023	43,087	29,576	850	73,513
Disposals and derecognition	(286)	-	-	(286)
Balance at December 31, 2024	42,801	29,576	850	73,227

Accumulated depreciation	Buildings
Balance at December 31, 2022	7,258
Depreciation expenses	865
Balance at December 31, 2023	8,123
Depreciation expenses	865
Balance at December 31, 2024	8,988

(1)	Corresponds to the transfer of the Éxito Occidente investment property to inventory of real estate projects (Note 10.1).

At December 31, 2024 and at December 31, 2023, there are no limitations or liens imposed on investment property that restrict realization or tradability thereof.

At December 31, 2024 and at December 31, 2023, the Company is not committed to acquire, build or develop new investment property. Neither there are compensations from third parties arising from the damage or loss of investment property.

Information about impairment testing is disclosed in Note 34.

In note 35 discloses the fair value of investment property, based on the appraisal carried out yearly by an independent third party.

During the years ended December 31, 2024 and 2023 the results at the Company from the investment property are as follows:

	December 31, 2024	December 31, 2023
Lease rental income	6,087	5,593
Operating expense related to leased investment properties	(758)	(664)
Operating expense related to investment properties that are not leased	(2,282)	(2,012)
Net gain from investment property	3,047	2,917

Note 14. Leases

Note 14.1 Right of use asset, net

The net balance of right of use asset is shown below:

	December 31, 2024	December 31, 2023
Right of use asset	3,444,970	3,203,928
Accumulated depreciation	(1,919,002)	(1,647,077)
Total right of use asset, net	1,525,968	1,556,851

The movement of right of use asset and depreciation thereof, during the reporting periods, is shown below:

Cost
Balance at December 31, 2022	2,929,731
Increase from new contracts	34,933
Increases for new contracts paid in advance	1,820
Remeasurements from existing contracts (1)	227,694
Derecognition and disposal (2)	(20,884)
Others	30,634
Balance at December 31, 2023	3,203,928
Increase from new contracts	27,865
Remeasurements from existing contracts (1)	258,636
Derecognition and disposal (2)	(44,880)
Others	(579)
Balance at December 31, 2024	3,444,970

Accumulated depreciation
Balance at December 31, 2022	1,341,788
Depreciation	290,416
Derecognition and disposal (2)	(20,448)
Others	35,321
Balance at December 31, 2023	1,647,077
Depreciation	316,805
Derecognition and disposal (2)	(44,880)
Balance at December 31, 2024	1,919,002

(1)	Mainly results from the extension of contract terms, indexation, or lease modifications.

(2)	Mainly results from the early termination of lease contracts.

The cost of right of use asset by class of underlying asset is shown below:

	December 31, 2024	December 31, 2023
Buildings	3,444,970	3,196,471
Equipment (a)	-	5,206
Vehicles (a)	-	2,251
Total	3,444,970	3,203,928

Accumulated of depreciation of right of use assets by class of underlying asset is shown below:

	December 31, 2024	December 31, 2023
Buildings	1,919,002	1,641,125
Equipment (a)	-	4,664
Vehicles (a)	-	1,288
Total	1,919,002	1,647,077

(a)	Decrease by termination of the contracts.

Depreciation expense by class of underlying asset is shown below:

	Year ended December 31,
	2024	2023
Buildings	315,847	288,415
Equipment	542	1,705
Vehicles	416	296
Total depreciation	316,805	290,416

The Company is not exposed to the future cash outflows for extension options or termination options. Additionally, there are no residual value guarantees, restrictions nor covenants imposed by leases.

At December 31, 2024, the average remaining term of lease contracts is 13.00 years (11.50 years as at December 31, 2023), which is also the average remaining period over which the right of use asset is depreciated.

Note 14.2 Lease liabilities

	December 31, 2024	December 31, 2023
Lease liabilities (1)	1,758,379	1,771,142
Current	315,308	290,080
Non-current	1,443,071	1,481,062

(1)	Includes $453,404 (December 31, 2023- $459,763) of lease liabilities with related parties (Note 9.5).

The movement in lease liabilities is as shown:

Balance at December 31, 2022	1,787,096
Additions	34,933
Accrued interest	132,196
Remeasurements	227,694
Terminations	(5,059)
Payment of lease liabilities	(276,413)
Interest payments on lease liabilities	(129,305)
Balance at December 31, 2023	1,771,142
Additions	27,865
Accrued interest	148,195
Remeasurements	258,636
Terminations	(2,210)
Payment of lease liabilities	(297,259)
Interest payments on lease liabilities	(147,990)
Balance at December 31, 2024	1,758,379

Below are the future lease liability payments at December 31, 2024:

Up to one year (*)	451,249
From 1 to 5 years	1,141,376
More than 5 years	831,814
Minimum lease liability payments	2,424,439
Future financing (expenses)	(666,060)
Total minimum net lease liability payments	1,758,379

(*)	This value includes principal and interest.

Note 14.3. Short term leases and leases of low value assets of the Company as a lessee

Leases of low value assets are for items such as furniture and fixtures, computers, machinery and equipment and office equipment; lease contracts regarding all underlying assets with terms of less than one year, and lease contracts on intangible assets, and whose lease contracts which its payment is variable.

Variable lease payments apply to some of the Company’s property leases and are detailed below:

	December 31, 2024	December 31, 2023
Variable lease payments	48,815	40,824
Low value leases	6,965	6,950
Short term leases	11,970	4,042
Total	67,750	51,816

Note 14.4. Operating leases of the Company as a lessor

The Company has executed operating lease agreements on investment properties. Total future minimum instalments under non-cancellable operating lease agreements at the reporting dates are:

	December 31, 2024	December 31, 2023
Up to one year	22,481	17,441
From 1 to 5 years	29,192	22,932
More than 5 years	19,516	19,735
Total minimum instalments under non-cancellable operating leases	71,189	60,108

Operating lease agreements cannot be cancelled during their term. Prior agreement of the parties is needed to terminate and a minimum cancellation payment is required ranging from 1 to 12 monthly instalments, or a fixed percentage on the remaining term.

For the year ended December 31, 2024 lease rental income was $56,445 (December 31, 2023 - $54,708, (Note 27)) mostly comprised of investment property rental income for $6,087 (December 31, 2023 - $5,593). (Note 13) Income from variable lease payments was $11,721 (December 31, 2022 - $6,840).

Note 15. Other intangible assets, net

The net balance of other intangible assets, net is shown below:

	December 31, 2024	December 31, 2023
Trademarks	86,433	86,427
Computer software	178,249	239,493
Rights	20,491	20,491
Other	22	22
Total cost of other intangible assets	285,195	346,433
Accumulated amortization	(113,334)	(156,087)
Total other intangible assets, net	171,861	190,346

The movement of the cost of intangible and of accumulated depreciation is shown below:

Cost	Trademarks (1)	Computer software	Rights	Other	Total
Balance at December 31, 2022	81,131	232,398	20,491	22	334,042
Additions	5,296	20,340	-	-	25,636
Disposals and derecognition	-	(11,906)	-	-	(11,906)
Transfers to other balance sheet accounts – Property, plant and Equipment	-	(1,346)	-	-	(1,346)
Other	-	7	-	-	7
Balance at December 31, 2023	86,427	239,493	20,491	22	346,433
Additions	6	10,307	-	-	10,313
Disposals and derecognition	-	(71,551)	-	-	(71,551)
Balance at December 31, 2024	86,433	178,249	20,491	22	285,195

Accumulated amortization	Computer software	Rights	Other	Total
Balance at December 31, 2022	142,838			142,838
Amortization	25,155			25,155
Disposals and derecognition	(11,906)			(11,906)
Balance at December 31, 2023	156,087			156,087
Amortization	28,416			28,416
Disposals and derecognition	(71,169)			(71,169)
Balance at December 31, 2024	113,334			113,334

(1)	Represents Surtimax trademark in amount of $17,427 acquired upon the merger with Carulla Vivero S.A., Super Inter trademark acquired upon the business combination with Comercializadora Giraldo Gómez y Cía. S.A. in amount of $63,704, Taeq trademark acquired in 2023 in amount of $5,296 and Finlandek trademark acquired in 2024 in amount of $6.

The trademarks have an indefinite useful life. The Company estimates that there is no foreseeable time limit over which these assets are expected to generate net cash inflows, and consequently they are not amortized.

The trademarks have an indefinite useful life. The Company estimates that there is no foreseeable time limit over which these assets are expected to generate net cash inflows, and consequently they are not amortized.

The rights have an indefinite useful life. The Company estimates that there is no foreseeable time limit over which these assets are expected to generate net cash inflows, and consequently these are not amortized.

Information about impairment testing is disclosed in Note 34.

At December 31, 2024 and at December 31, 2023, other intangible assets are not limited or subject to lien that would restrict their sale. In addition, there are no commitments to acquire or develop other intangible assets.

Note 16. Goodwill

The balance of goodwill is as follows:

	December 31, 2024	December 31, 2023
Retail trade	1,453,077	1,453,077
Total goodwill	1,453,077	1,453,077

Goodwill has indefinite useful life on the grounds of the Company’s considerations thereon, and consequently it is not amortized.

Goodwill was not impaired at December 31, 2024 and at December 31, 2023.

Information about impairment testing and the fair value are disclosed in Notes 34 and 35.

Note 17. Investments accounted for using the equity method

The balance of investments accounted for using the equity method includes:

Company	Classification	December 31, 2024	December 31, 2023
Spice Investment Mercosur S.A.	Subsidiary	1,969,374	1,958,360
Onper Investment 2015 S.L.	Subsidiary	1,131,442	602,306
Patrimonio Autónomo Viva Malls	Subsidiary	1,007,236	1,022,196
Compañía de Financiamiento Tuya S.A.	Joint venture	271,548	220,079
Éxito Industrias S.A.S.	Subsidiary	197,180	225,768
Logística, Transporte y Servicios Asociados S.A.S.	Subsidiary	23,961	19,996
Puntos Colombia S.A.S.	Joint venture	17,691	9,986
Almacenes Éxito Inversiones S.A.S.	Subsidiary	9,313	5,859
Éxito Viajes y Turismo S.A.S.	Subsidiary	6,134	6,728
Marketplace Internacional Éxito y Servicios S.A.S.	Subsidiary	5,887	6,263
Transacciones Energéticas S.A.S. E.S.P.	Subsidiary	4,861	4,290
Fideicomiso Lote Girardot	Subsidiary	3,850	3,850
Patrimonio Autónomo Iwana	Subsidiary	2,659	2,814
Sara ANV S.A.	Joint venture	1,981	2,292
Depósito y Soluciones Logísticas S.A.S.	Subsidiary	414	409
Gestión y Logistica S.A.	Subsidiary	127	170
Total investments accounted for using the equity method		4,653,658	4,091,366

Note 17.1. Non-financial information

Information regarding country of domicile, functional currency, main economic activity, ownership percentage and shares held in investments accounted for using the equity method is shown below:

			Primary	Ownership percentage		Number of shares
		Functional	economic	Year ended December 31,
Company	Country	currency	activity	2024	2023	2024	2023
Spice Investment Mercosur S.A.	Uruguay	Uruguayan peso	Holding	100%	100%	6.550.177.757	6.550.177.757
Onper Investment 2015 S.L.	Spain	Euro	Holding	100%	100%	3.000	3.000
Patrimonio Autónomo Viva Malls	Colombia	Colombian peso	Real Estate	51%	51%	N.A	N.A
Compañía de Financiamiento Tuya S.A.	Colombia	Colombian peso	Financial	50%	50%	26.031.576.916	15.483.189.879
Éxito Industrias S.A.S.	Colombia	Colombian peso	Trade	97.95%	97.95%	3.990.707	3.990.707
Logística, Transporte y Servicios Asociados S.A.S.	Colombia	Colombian peso	Transport	100%	50%	6.774.786	6.774.786
Puntos Colombia S.A.S.	Colombia	Colombian peso	Services	50%	100%	9.000.000	9.000.000
Almacenes Éxito Inversiones S.A.S.	Colombia	Colombian peso	Telephone services	100%	100%	300.000	300.000
Éxito Viajes y Turismo S.A.S.	Colombia	Colombian peso	Services	51%	51%	2.500.000	2.500.000
Marketplace Internacional Éxito y Servicios S.A.S.	Colombia	Colombian peso	Trade	100%	100%	6.594.023	8.000.000
Transacciones Energéticas S.A.S. E.S.P.	Colombia	Colombian peso	Services	100%	100%	44.957.100	44.957.100
Fideicomiso Lote Girardot	Colombia	Colombian peso	Real Estate	100%	100%	N.A	N.A
Patrimonio Autónomo Iwana	Colombia	Colombian peso	Real Estate	51%	51%	N.A	N.A
Sara ANV S.A.	Colombia	Colombian peso	Services	50%	50%	2.286.000	2,270,00
Depósito y Soluciones Logísticas S.A.S.	Colombia	Colombian peso	Trade	100%	100%	350.000	350.000
Gestión y Logística S.A.	Panama	Colombian peso	Trade	100%	100%	500	500

The movement in the investments accounted for using the equity method during the period presented is as follows:

Balance at December 31, 2022	4,875,320
Capital increases (reduction), net	172,016
Share of income (Note 32)	247,331
Share in equity movements	(1,025,215)
Dividends declared	(178,086)
Balance at December 31, 2023	4,091,366
Capital increases (reduction), net	(12,209)
Share of income (Note 32)	189,726
Share in equity movements	595,766
Dividends declared	(210,991)
Balance at December 31, 2024	4,653,658

Note 17.2. Financial information

Financial information regarding investments accounted for using the equity method at December 31, 2024:

Companies	Current assets	Non- current assets	Current liabilities	Non- current liabilities	Equity	Revenue from ordinary activities	Income from continuing operations	Other comprehensive income (*)
Spice Investment Mercosur S.A.	951,467	3,042,270	1,366,258	795,206	1,832,273	4,079,661	165,172	51,408
Onper Investment 2015 S.L.	424,912	1,421,292	403,154	311,607	1,131,443	1,545,150	(64,679)	(57,163)
Patrimonio Autónomo Viva Malls	67,142	2,068,441	42,742	-	2,092,841	438,339	214,594	-
Compañía de Financiamiento Tuya S.A.	2,620,497	268,363	1,650,537	730,294	508,029	1,129,336	(155,514)	-
Éxito Industrias S.A.S.	153,713	94,793	11,879	27,208	209,419	75,797	25,663	-
Logística, Transporte y Servicios Asociados S.A.S.	36,499	14,546	19,415	7,626	24,004	227,961	10,460	-
Puntos Colombia S.A.S.	245,843	26,107	217,740	18,828	35,382	402,730	15,410	-
Almacenes Éxito Inversiones S.A.S.	22,764	5,083	16,050	200	11,597	49,195	6,954	-
Éxito Viajes y Turismo S.A.S.	35,236	2,636	24,561	1,350	11,961	27,642	7,213	-
Marketplace Internacional Éxito y Servicios S.A.S.	3,708	2,532	353	-	5,887	1,875	(376)	-
Transacciones Energéticas S.A.S. E.S.P.	11,987	-	6,263	-	5,724	5,663	1,361	-
Fideicomiso Lote Girardot	-	3,850	-	-	3,850	-	-	-
Patrimonio Autónomo Iwana	43	5,223	364	-	4,902	399	(156)	-
Sara ANV S.A.	1,229	3,695	453	-	4,471	158	(3,640)	-
Depósito y Soluciones Logísticas S.A.S.	414	-	-	-	414	-	5	-
Gestión y Logística S.A.	134	-	7	-	127	-	(43)	-

Companies	Cash and cash equivalents	Current financial liabilities	Non- current financial liabilities	Revenue from interest	Interest expense	Depreciation and amortization	Income tax expense
Spice Investment Mercosur S.A.	363,488	1,318,203	776,644	15,214	(38,595)	(97,062)	(72,103)
Onper Investment 2015 S.L.	41,815	378,179	-	3,475	9,993	(34,545)	12,261
Patrimonio Autónomo Viva Malls	29,111	37,453	-	6,098	-	(60,931)	-
Compañía de Financiamiento Tuya S.A.	317,389	1,591,648	724,328	3,879	(9,940)	(28,325)	53,567
Éxito Industrias S.A.S.	107,184	6,768	4,434	4	(395)	(5,782)	(14,013)
Logística, Transporte y Servicios Asociados S.A.S.	15,533	15,665	5,184	487	(863)	(5,864)	(6,313)
Puntos Colombia S.A.S.	116,337	75,647	785	8,795	(228)	(9,012)	(8,788)
Almacenes Éxito Inversiones S.A.S.	17,627	10,352	-	990	-	(13)	(3,986)
Éxito Viajes y Turismo S.A.S.	30,377	23,219	794	2,324	(153)	(1,132)	(4,151)
Marketplace Internacional Éxito y Servicios S.A.S.	3,263	338	-	1	-	(1,583)	-
Transacciones Energéticas S.A.S. E.S.P.	6,472	6,130	-	131	-	-	(15)
Patrimonio Autónomo Iwana	32	363	-	2	-	(149)	-
Sara ANV S.A.	1,071	452	-	8	-	(378)	-
Depósito y Soluciones Logísticas S.A.S.	366	-	-	30	-	-	(10)
Gestión y Logística S.A.	134	8	-	1	-	-	-

Financial information regarding investments accounted for using the equity method at December 31, 2023:

Companies	Current assets	Non- current assets	Current liabilities	Non- current liabilities	Equity	Revenue from ordinary activities	Income from continuing operations	Other comprehensive income (*)
Spice Investment Mercosur S.A.	867,548	2,525,550	1,380,065	225,135	1,787,898	4,235,342	203,209	(519,904)
Onper Investment 2015 S.L.	240,279	731,092	204,441	164,624	602,306	1,052,805	1,176	(924,621)
Patrimonio Autónomo Viva Malls	124,155	2,095,470	80,586	-	2,139,039	398,806	189,425	-
Compañía de Financiamiento Tuya S.A.	3,585,170	236,049	1,857,020	1,559,156	405,043	1,668,582	(225,047)	-
Éxito Industrias S.A.S.	179,127	97,747	13,436	24,332	239,106	82,696	20,226	-
Logística, Transporte y Servicios Asociados S.A.S.	28,819	16,640	19,319	6,095	20,045	207,063	5,265	-
Puntos Colombia S.A.S.	216,225	34,086	218,331	12,008	19,972	364,143	(3,055)	-
Almacenes Éxito Inversiones S.A.S.	16,366	5,045	13,240	28	8,143	41,712	3,651	-
Éxito Viajes y Turismo S.A.S.	38,654	2,857	27,930	516	13,065	29,617	8,317	-
Marketplace Internacional Éxito y Servicios S.A.S.	2,437	4,079	253	-	6,263	2,294	(141)	-
Transacciones Energéticas S.A.S. E.S.P.	8,223	-	3,860	-	4,363	2,787	(192)	-
Fideicomiso Lote Girardot	-	3,850	-	-	3,850	-	-	-
Patrimonio Autónomo Iwana	17	5,371	242	-	5,146	364	(182)	-
Sara ANV S.A.	2,052	3,251	426	-	4,877	245	(733)	-
Depósito y Soluciones Logísticas S.A.S.	490	-	81	-	409	-	211	-
Gestión y Logística S.A.	185	-	15	-	170	-	18,066	-

Companies	Cash and cash equivalents	Current financial liabilities	Non-current financial liabilities	Revenue from interest	Interest expense	Depreciation and amortization	Income tax expense
Spice Investment Mercosur S.A.	317,698	1,325,491	208,157	15,919	(25,220)	(84,175)	(65,127)
Patrimonio Autónomo Viva Malls	86,916	78,481	-	7,507	-	(57,908)	-
Onper Investment 2015 S.L.	62,772	196,558	377	12,139	(53,292)	(19,302)	(11,905)
Éxito Industrias S.A.S.	35,545	8,150	4,980	17	-	(5,755)	(10,963)
Compañía de Financiamiento Tuya S.A.	223,625	1,720,105	1,539,136	1,467	(17,075)	(35,957)	133,831
Logística, Transporte y Servicios Asociados S.A.S.	6,810	17,798	6,012	-	(1,336)	(6,618)	(3,428)
Puntos Colombia S.A.S.	91,084	79,269	1,027	9,939	(176)	(550	(3,724)
Éxito Viajes y Turismo S.A.S.	32,990	26,600	516	3,053	(134)	(991)	(4,578)
Marketplace Internacional Éxito y Servicios S.A.S.	1,872	235	-	1	(1)	(1,449)	(1)
Almacenes Éxito Inversiones S.A.S.	11,724	9,597	-	761	-	(62)	(1,966)
Transacciones Energéticas S.A.S. E.S.P.	4,684	3,830	-	77	-	-	(4)
Patrimonio Autónomo Iwana	21	242	-	3	-	(149)	-
Sara ANV S.A.	1,819	425	-	2	-	(196)	-
Depósito y Soluciones Logísticas S.A.S.	450	2	-	352	-	-	(101)
Gestión y Logística S.A.	185	15	-	16	-	-	-

(*)	There are no other comprehensive income figures proceeding from this companies.

There are no restrictions on the capability of the subsidiaries to transfer funds to the Company in the form of cash dividends, or loan repayments or advance payments. Additionally, the Company has no contingent liabilities incurred related to its participation therein.

The Company has no contingent liabilities incurred related to its participation therein.

The Company has no constructive obligations acquired on behalf of investments accounted for using the equity method arising from losses exceeding the interest held in them.

These investments have no restrictions or liens that affect the interest held in them.

Note 17.3. Corporate purpose

The corporate purpose and other corporate information of investments accounted for using the equity method is the following:

Spice Investments Mercosur S.A.

A Uruguayan closed stock company, with nominative share titles. Its core purpose is investing in general, pursuant to section 47 of Uruguayan Law 16060, and it may develop investment activities in the country and abroad. Its main place of business is at Avenida General José María Paz No. 1404, Montevideo, Uruguay.

Patrimonio Autónomo Viva Malls

Established on July 15, 2016 by means of public deed 679 granted before the Notary 31st of Medellín as a stand-alone trust fund through Itaú Fiduciaria. Its main business purpose is the acquisition, whether directly or indirectly, of material rights to real estate property, mainly shopping centers and the development thereof, and the development of other real estate assets as well as the exploitation and operation thereof. The business purpose includes to lease the trade premises to third parties or to related parties, grant concessions on spaces that are part of the property, exploit, market and maintain the premises, raise funds and dispose of the assets, as well as perform all related activities as required to meet business goals. Its main place of business is at Carrera 7 No. 27 - 18 14th floor, Bogotá, Colombia.

Onper Investments 2015 S.L.

A subsidiary with domicile in Spain, Parent of Oregon LLC, Pincher LLC and Bengal LLC (companies domiciled in the United States of America) wherein it holds an interest equivalent to 50% of the share capital, Parent of Libertad S.A., Ceibotel S.A. and Geant Argentina S.A. (companies domiciled in Argentina), Vía Artika S.A. (a company domiciles in Uruguay), Spice España de Valores Americanos S.L. (a company domiciled in Spain) and Gelase S.A. (a company domiciled in Belgium) wherein it holds 100% of share capital.

The subsidiary’s corporate purpose is to carry out the following activities, in Spain and abroad:

-	Manage and administer securities representing the funds of non-resident entities in Spanish territory, through the organization of physical and human resources. CNAE Code 66.30/64.20.
-	Purchase, subscribe, hold, manage, administer, barter and sell domestic and foreign movable securities on its own without intermediation, through the organization of physical and human resources. CNAE Code 66.12.
-	Promote and develop all kinds of real estate, urban or soil management plans, whether for industrial, commercial or housing purposes. This shall include purchasing, holding, managing, administering, bartering and selling all kinds of real estate assets. CNAE Code 4110 and 683.2.
-	Perform all kinds of economic, financial and commercial surveys, as well as real estate-related surveys including those regarding the management, administration, merger and concentration of companies, and the provision of trade and entrepreneurial services. CNAE Code 69.20.
-	Exception is made of activities reserved by Law to Collective Investments Institutions, as well as those expressly reserved by the Stock Exchange Law to stockbroking agents and/or Securities and Exchange Companies.
-	Should legal provisions require a certain professional title, administrative authorization or filing with public registers to perform any of the activities included in the corporate purpose, such activities shall be carried out by individuals holding such title and, as the case may be, shall not be initiated without compliance with administrative requirements.

The mentioned activities also may be carried out, in full or in part, indirectly through investments in other companies having the same or similar corporate purpose as that described above, or under any form pursuant to the Law.

Éxito Industrias S.A.S.

A subsidiary incorporated by private document on June 26, 2014. Its corporate purpose is (i) acquire, store, transform, manufacture, sell and in general distribute under any type of contract textile goods of domestic or foreign make, and acquire, give or receive property under lease agreements devoted for opening stores, shopping malls and other locations adequate for the distribution of merchandise and the sale of goods or services; (ii) launch and operate e-commerce activities in Colombia; (iii) enter into all kinds of contracts including, without limitation, lease, distribution, operation, association, purchase-sale, technical assistance, supply, inspection, control and service contracts seeking to adequately perform its corporate purpose; (iv) provide all kinds of services including, without limitation, the execution of administration, advisory, consultancy, technical and presentation agreements seeking to adequately perform its corporate purpose; and (v) Its main place of business is at Carrera 48 No. 32 Sur - 29, Envigado, Colombia. The company’s life span is indefinite.

Compañía de Financiamiento Tuya S.A.

A joint venture, joint control over which was acquired on October 31, 2016. It is a private entity, authorized by the Colombian Financial Superintendence, having its main place of business in Medellín. Its main corporate purpose is to issue credit cards and grant consumer loans to low-income segments that the traditional banking system does not serve, promoting financial access.

Logística, Transporte y Servicios Asociados S.A.S.

A subsidiary incorporated on May 23, 2014, under Colombian laws. Its main corporate purpose is the provision of air, land, maritime, fluvial, railway and multimodal domestic and international freight services for all kinds of goods in general. Its main place of business is at Carrera 48 No. 32B Sur - 139, Envigado, Colombia. The company’s life span is indefinite.

Puntos Colombia S.A.S.

A joint venture established on April 19, 2017 under Colombian law. Its main corporate purpose is operating a loyalty program, pursuant to which its users earn points when purchasing from its partners, as well as the buying and selling of points. These points are redeemable for products or services available at the Puntos Colombia platform.

Éxito Viajes y Turismo S.A.S.

A subsidiary incorporated on May 30, 2013, under Colombian laws. Its main corporate purpose is the exploitation of tourism-related activities, as well as the representation of the tourism industry and the opening of travel agencies whatever its nature and the promotion of domestic and international tourism. Its main place of business is at Carrera 43 No. 31 - 166, Medellín, Colombia. The company’s life span is indefinite.

Marketplace Internacional Éxito y Servicios S.A.S.

A subsidiary incorporated on September 12, 2018 under Colombian laws. Its main corporate purpose is carrying out the following activities in one or several free-trade zones: (i) provision of services to access the e-commerce platform made available by the company, through which those logging in may perform trade transactions; (ii) activities required to ensure an adequate performance of the e-commerce platform through which accessing sellers and buyers conduct transactions: (iii) issue, commercialization, processing and reimbursement of IOUs, coupons, cards or bonuses, whether physical or digital, or through any other technological means used as a mechanism to access the goods and services offered. Its main place of business is at Carrera 48 No. 32B Sur - 139, Envigado, Colombia. The company’s life span is indefinite.

According to the record made at the Cámara de Comercio de Aburrá Sur on January 21, 2025, and according to page 186183 of book IX, it is established that the company’s Shareholders’ Assembly approved, as per Act No. 24 of December 23, 2014, the notation as a dissolved legal entity and entering into liquidation under the terms established in the Commercial Code of Colombia.

Almacenes Éxito Inversiones S.A.S.

A subsidiary incorporated by private document on September 27, 2010. Its corporate purpose is mainly (i) incorporate, finance, promote, invest, individually or jointly with other individuals or legal entities, in the incorporation of companies o businesses whose purpose is the manufacturing or trading of goods, objects, merchandise, articles or elements or the provision of services related with the exploitation of trade establishments and link with such companies as associate, by contributing cash, goods or services, and (ii) promote, invest, individually or jointly with other individuals or legal entities, in the provision of networks, services and telecommunications added value, particularly all activities permitted in Colombia or abroad related with telecommunications, mobile phone and added value services. Its main place of business is at Carrera 48 No. 32B Sur - 139, Envigado, Colombia. The company’s life span is indefinite.

Transacciones Energéticas S.A.S. E.S.P.

A subsidiary incorporated on March 12, 2008. This new corporate name was created as of February 16, 2021 (Note 17.2). As a consequence of this change of corporate name, the main corporate purpose consists of the trading of electric power, acquiring energy in the wholesale market for sale to end users and acquiring energy for the regulated market through a uniform conditions contract, and for the non-regulated market through a bilateral negotiation contract. Its main place of business is at Carrera 48 No. 32B Sur - 139, Envigado, Colombia. The company’s life span is indefinite.

Fideicomiso Lote Girardot

The plot of land was acquired by means of assignment of fiduciary rights on February 11, 2011 through Alianza Fiduciaria S.A. Its purpose is to acquire title to the property on behalf of the Company. Its main place of business is at Carrera 10 and 11 with Calle 25, Girardot, Colombia.

Patrimonio Autónomo Iwana

Established on December 22, 2011 as a stand-alone trust fund through Fiduciaria Bancolombia S.A. Its business purpose is to operate Iwana shopping mall, including maintaining legal title to the property; execute lease agreements and the extension, renewal, amendment and termination of such agreements in accordance with the instructions received from the trustor (Parent) in its capacity as real estate administrator; the business purpose also includes manage resources, make payments as required to administer and operate the business premises and other units that are part thereof. The main place of business of the shopping mall is at Carrera 11 No. 50 – 19, Barrancabermeja, Colombia.

Sara ANV S.A.

Joint venture established on June 17, 2022. Its main corporate purpose is the performance of all operations, businesses, acts, services, or activities that, by of the applicable financial regulation, result from acquirer activities, whether carried out directly or through third parties. Its main address is in Envigado, Colombia.

Depósitos y Soluciones Logísticas S.A.S.

A subsidiary incorporated on June 21, 2019, under Colombian laws. Its main corporate purpose is the storage of goods under customs control. Its main place of business is located at calle 43 sur No. 48-127, Envigado, Colombia. The company’s life span is indefinite.

Gestión y Logística S.A.

A subsidiary incorporated on September 7, 2021. Its corporate purpose consists mainly of the rendering of services in general, as well as the purchase and sale of all kinds of real estate and personal property. The main place of business is in Panama City. The company’s life span is indefinite.

Note 17.4. Investments in joint ventures with material non-controlling interests

At December 31, 2024 and at December 31, 2023 the following are joint ventures with material non-controlling interests:

	Material Non-controlling interests
	Year ended December 31,
Investment	2024	2023
Joint venture
Compañía de Financiamiento Tuya S.A.	50%	50%
Puntos Colombia S.A.S.	50%	50%
Sara ANV S.A.	50%	50%

Below is a summary of financial information regarding joint ventures with material non-controlling interests at December 31, 2024:

Companies	Current assets	Non- current assets	Current liabilities	Non- current Liabilities	Equity	Revenue from ordinary activities	Income from continuing operations	Other comprehensive income (*)
Compañía de Financiamiento Tuya S.A.	2,620,497	268,363	1,650,537	730,294	508,029	1,129,336	(155,514)	-
Puntos Colombia S.A.S.	245,843	26,107	217,740	18,828	35,382	402,730	15,410	-
Sara NV S.A.	1,229	3,695	453	-	4,471	158	(3,640)	-

Companies	Cash and cash equivalents	Current financial Liabilities	Non- current financial liabilities	Revenue from interest	Interest expense	Depreciation and amortization	Income tax expense
Compañía de Financiamiento Tuya S.A.	317,389	1,591,648	724,328	3,879	(9,940)	(28,325)	53,567
Puntos Colombia S.A.S.	116,337	75,647	785	8,795	(228)	(9,012)	(8,788)
Sara NV S.A.	1,071	452	-	8	-	(378)	-

Below is a summary of financial information regarding joint ventures with material non-controlling interests at December 31, 2023:

Companies	Current assets	Non- current assets	Current liabilities	Non- current liabilities	Equity	Revenue from ordinary activities	Income from continuing operations	Other comprehensive income (*)
Compañía de Financiamiento Tuya S.A.	3,585,170	236,049	1,857,020	1,559,156	405,043	1,668,582	(225,047)	-
Puntos Colombia S.A.S.	216,225	34,086	218,331	12,008	19,972	364,143	(3,055)	-
Sara NV S.A.	2,052	3,251	426	-	4,877	245	(733)	-

Companies	Cash and cash equivalents	Current financial liabilities	Non- current financial liabilities	Revenue from interest	Interest expense	Depreciation and amortization	Income tax expense
Compañía de Financiamiento Tuya S.A.	223,625	1,720,105	1,539,136	1,467	(17,075)	(35,957)	133,831
Puntos Colombia S.A.S.	91,084	79,269	1,027	9,939	(176)	(550	(3,724)
Sara NV S.A.	1,819	425	-	2	-	(196)	-

(*)	There are no other comprehensive income figures proceeding from this companies.

Note 17.5. Other information

The reconciliation of summarized financial information reported to the carrying amount of subsidiaries and joint ventures in the separate financial statements is shown below:

	December 31, 2024
Companies	Net assets	Ownership percentage	Proportionate share of net assets	Carrying amount (1)
Spice Investment Mercosur S.A.	1,832,273	100%	1,832,273	1,969,375
Onper Investment 2015 S.L. (1)	1,131,443	100%	1,131,443	1,131,443
Patrimonio Autónomo Viva Malls	2,092,841	51%	1,067,349	1,007,236
Compañía de Financiamiento Tuya S.A.	508,029	50%	254,015	271,548
Éxito Industrias S.A.S.	209,419	98%	205,230	197,180
Logística, Transporte y Servicios Asociados S.A.S.	24,004	100%	24,004	23,961
Puntos Colombia S.A.S.	35,382	50%	17,691	17,691
Almacenes Éxito Inversiones S.A.S.	11,597	100%	11,597	9,313
Éxito Viajes y Turismo S.A.S.	11,961	51%	6,100	6,134
Marketplace Internacional Éxito y Servicios S.A.S.	5,887	100%	5,887	5,887
Transacciones Energéticas S.A.S. E.S.P.	5,724	100%	5,724	4,861
Fideicomiso Lote Girardot	3,850	100%	3,850	3,850
Patrimonio Autónomo Iwana	4,902	51%	2,500	2,659
Sara ANV S.A.	4,471	50%	2,236	1,981
Depósito y Soluciones Logísticas S.A.S.	414	100%	414	414
Gestión y Logistica S.A.	127	100%	127	127

	December 31, 2023
Companies	Net assets	Ownership percentage	Proportionate share of net assets	Carrying amount (1)
Spice Investment Mercosur S.A.	1,787,898	100%	1,787,898	1,958,360
Onper Investment 2015 S.L. (1)	602,306	100%	602,306	602,306
Patrimonio Autónomo Viva Malls	2,139,039	51%	1,090,910	1,022,196
Compañía de Financiamiento Tuya S.A.	405,043	50%	202,521	220,079
Éxito Industrias S.A.S.	239,106	97.95%	234,204	225,768
Logística, Transporte y Servicios Asociados S.A.S.	20,045	100%	20,045	19,996
Puntos Colombia S.A.S.	19,972	50%	9,986	9,986
Almacenes Éxito Inversiones S.A.S.	8,143	100%	8,143	5,859
Éxito Viajes y Turismo S.A.S.	13,065	51%	6,663	6,728
Marketplace Internacional Éxito y Servicios S.A.S.	6,263	100%	6,263	6,263
Transacciones Energéticas S.A.S. E.S.P.	4,363	100%	4,363	4,290
Fideicomiso Lote Girardot	3,850	100%	3,850	3,850
Patrimonio Autónomo Iwana	5,146	51%	2,624	2,814
Sara ANV S.A.	4,877	50%	2,438	2,292
Depósito y Soluciones Logísticas S.A.S.	409	100%	409	409
Gestión y Logistica S.A.	170	100%	170	170

(1)	Amount of investment and goodwill.

No dividends were received from joint ventures during the years ended December 31, 2024, and December 31, 2023.

There are no restrictions on the capability of investments accounted for using the equity method to transfer funds in the form of cash dividends, or loan repayments or advance payments.

There are not contingent liabilities incurred related to its participation therein.

There are no constructive obligations acquired on behalf of investments accounted for using the equity method arising from losses exceeding the interest held in them, except for mentioned in Note 21.

These investments have no restrictions or liens that affect the interest held in them.

Note 18. Non-cash transactions

During the year ended at December 2024 and 2023, the Company had non-cash additions to property, plant and equipment, and to right of use assets, that were not included in the statement of cash flow, presented in Note 12.1 and 14, respectively.

Note 19. Loans and borrowing

The balance of loans and borrowing is shown below:

	December 31, 2024	December 31, 2023
Bank loans	1,681,847	815,518
Current	1,553,175	578,706
Non-current	128,672	236,812

The movement in loans and borrowing during the reporting periods is shown below:

Balance at December 31, 2022	791,098
Proceeds from loans and borrowing	1,125,000
Interest accrued	213,084
Repayments of loans and borrowings	(1,099,526)
Payments of interest of loans and borrowings	(214,138)
Balance at December 31, 2023 (1)	815,518
Proceeds from loans and borrowing (2)	1,397,515
Interest accrued	206,038
Repayments of loans and borrowings (3)	(549,526)
Payments of interest of loans and borrowings	(187,698)
Balance at December 31, 2024	1,681,847

(1)	As of December 31, 2023, the balance corresponds to $108,969 from the bilateral loan agreement signed on March 27, 2020, $136,727 from the bilateral credit agreement signed on June 3, 2020; the renewal of the bilateral credit with three new bilateral loans for $202,663, $126,478, and $114,053 signed on March 26, 2021; as well as $101,280 and $25,348 from new bilateral loans signed on August 28, 2023

(2)	The Company requested disbursements of $30,000, $70,000, and $230,000 from the bilateral revolving credit agreement signed on February 18, 2022; a disbursement of $300,000 from the bilateral revolving credit agreement signed on October 10, 2022; and a disbursement of $200,000 from another bilateral revolving credit agreement signed on April 4, 2022.

In February 2024, the Company requested disbursements of $70,000 from the bilateral revolving credit agreement signed on February 18, 2022, and $100,000 from the bilateral credit agreement signed on February 12, 2024.

In August and September, the Company requested disbursements of $132,515 from the bilateral credit agreement signed on August 9, 2024, and $65,000 from the bilateral credit agreement signed on September 2, 2024.

In October 2024, the Company requested a disbursement of $200,000 from the bilateral revolving credit agreement signed on October 28, 2024.

(3)	During the period ended December 31, 2024, the Company paid $50,000 related to the renewal of the bilateral credit agreement signed on March 26, 2021; $51,192 related to two bilateral loans signed on March 26, 2021; $48,334 for the bilateral loan signed on March 27, 2020; $100,000 for the bilateral revolving credit agreement signed on April 4, 2022; and $300,000 for the bilateral revolving credit agreement signed on October 10, 2022.

These loans are measured at amortized cost using the effective interest rate method; transaction costs are not included in the measurement, since they were not incurred during 2024 and 2023.

The weighted rate of bank loans in nominal terms as of December 31, 2024, is IBR (Bank Reference Rate) + 2%.

As of December 31, 2024, the Company has available unused credit lines to minimize liquidity risks, as follows:

Bancolombia S.A.	400,000
Total	400,000

Below is a detail of maturities for non-current loans and borrowings outstanding at December 31, 2024, discounted at present value (amortized cost):

Year	Total
2026	65,887
2027	32,085
2028	14,244
>2029	16,456
128,672

Covenants

Under loans and borrowing contracts, the Company is subject to comply with the following financial covenants, as long as the Company has payment obligations arising from the contracts executed on March 27, 2020, the Company is committed to maintain a leverage financial ratio of less than 2.8x. Such ratio will be measured annually on April 30 or, if not a working day, the next working day, based on the audited separate financial statements of the Company for each annual period.

As at December 31, 2024 and 2023, the Company complied with its covenants.

Additionally, from the same loans and borrowing contracts the Company is subject to comply with some non-financial covenant, which at December 31, 2024 and December 31, 2023, were complied.

Note 19.1. Financial leverage ratio

The following is the estimation of the financial leverage ratio:

	December 31, 2024	December 31, 2023
Current (liabilities) assets
Current financial (liabilities) (1)	(1,553,175)	(578,706)
Other current financial (liabilities) (2) (Note 24)	(1,452)	(16,787)
Other current financial assets (3)	4,469	2,378
Non-current (liabilities) assets
Non-current financial (liabilities) (1)	(128,672)	(236,812)
Total liabilities, net	(1,678,830)	(829,927)
Adjusted recurring Ebitda	1,123,554	1,034,574
Net liabilities/Adjusted recurring Ebitda	1.49	0.80

(1)	Financial liabilities:

	December 31, 2024	December 31, 2023
Bank loans	1,681,847	815,518
Current	1,553,175	578,706
Non-current	128,672	236,812

(2)	Other current financial liabilities:

	December 31, 2024	December 31, 2023
Derivative financial instruments	1,174	11,299
Derivative financial instruments designated as hedge instruments	278	5,488
Total other current financial liabilities	1,452	16,787

(3)	Other current financial assets:

	December 31, 2024	December 31, 2023
Derivative financial instruments designated as hedge instruments	-	2,378
Derivative financial instruments	4,469	-
Total other current financial assets	4,469	2,378

Other non-current financial assets:

(4)	Under contract terms, the estimation of the Ebitda is as follows:

-	Recurring operating income of the last 12 months, measured pursuant to IFRS 16,

-	Plus depreciation and amortization, and all other expenses not involving cash outflows, accrued during the same 12-month period, including those arising from the depreciation of use rights pursuant to IFRS 16

-	Plus dividends distributed by subsidiaries, directly or through special-purpose vehicles, under control of the Company, effectively received,

-	Plus proforma dividends of subsidiaries acquired during the last 12 months of activity. Proforma dividends are those dividends that would have been received if the Parent had acquired or maintained under control a subsidiary during the entire 12-month period.

Note 20. Employee benefits

The balance of employee benefits is shown below:

	December 31, 2024	December 31, 2023
Defined benefit plans	17,887	19,424
Long-term benefit plan	1,635	1,770
Total employee benefits	19,522	21,194
Current	3,336	2,992
Non-Current	16,186	18,202

Note 20.1. Defined benefit plans

The Company has the following defined benefit plans: Retirement pension plan and retroactive severance pay plan.

Such benefits are estimated on an annual basis or whenever there are material changes, using the projected credit unit. During the years ended December 31, 2024, and 2023, there were no material changes in the methods or nature of assumptions applied when preparing the estimates and sensitivity analyses.

Balances and movement:

The following are balances and movement of defined benefit plans:

	Retirement Pensions	Retroactive severance pay	Total
Balance at December 31, 2022	15,406	404	15,810
Cost of current service	-	11	11
Interest expense	1,939	51	1,990
Actuarial loss from changes in experience - OCI	883	21	904
Actuarial losses from financial assumptions - OCI	3,199	70	3,269
Benefits paid	(2,505)	(55)	(2,560)
Balance at December 31, 2023	18,922	502	19,424
Cost of current service	-	14	14
Interest expense	1,938	53	1,991
Actuarial loss (gain) from changes in experience - OCI	310	(6)	304
Actuarial (gain) from financial assumptions- OCI	(1,213)	(3)	(1,216)
Benefits paid	(2,626)	(4)	(2,630)
Balance at December 31, 2024	17,331	556	17,887

Actuarial assumptions used for calculation:

Discount rates, salary increase rates, future annuities rate, inflation rates and mortality rates are as follows:

	Year ended December 31,
	2024		2023
	Retirement pensions	Retroactive severance Pay	Retirement pensions	Retroactive severance pay
Discount rate	12.30%	10.80%	11.00%	10.50%
Annual salary increase rate	5.5%	5.5%	5.5%	5.5%
Future annuities increase rate	4.5%	0.00%	4.5%	0.00%
Annual inflation rate	4.5%	4.5%	5.5%	5.5%
Mortality rate - men (years)	60-62	60-62	60-62	60-62
Mortality rate - women (years)	55-57	55-57	55-57	55-57
Mortality rate - men	0.001117% - 0.034032%	0.001117% - 0.034032%	0.001117% - 0.034032%	0.001117% - 0.034032%
Mortality rate - women	0.000627% - 0.019177%	0.000627% - 0.019177%	0.000627% - 0.019177%	0.000627% - 0.019177%

Employee turnover, disability and early retirement rates:

Years of service	December 31, 2024	December 31, 2023
From 0 to less than 5	20.56%	22.27%
From 5 to less than 10	10.01%	10.84%
From 10 to less than 15	5.89%	6.38%
From 15 to less than 20	4.39%	4.76%
From 20 to less than 25	3.37%	3.65%
25 and more	2.54%	2.76%

Sensitivity analysis:

A quantitative sensitivity analysis regarding a change in a relevant actuarial assumption, would affect in the following variation over defined benefit plans net liability, using for that sensitive analysis the assumptions for changes in discount rate and annual salary increase rate:

	Year ended December 31,
	2024		2023
Variation expressed in basis points	Retirement pensions	Retroactive severance pay	Retirement Pensions	Retroactive severance pay
Discount rate + 25	(215)	(2)	(256)	(3)
Discount rate – 25	220	2	263	3
Discount rate + 50	(424)	(4)	(506)	(6)
Discount rate – 50	447	5	535	6
Discount rate + 100	(827)	(9)	(985)	(11)
Discount rate – 100	918	9	1,102	12
Annual salary increase rate + 25	N/A	3	N/A	5
Annual salary increase rate - 25	N/A	(3)	N/A	(5)
Annual salary increase rate + 50	N/A	7	N/A	9
Annual salary increase rate - 50	N/A	(7)	N/A	(9)
Annual salary increase rate + 100	N/A	13	N/A	18
Annual salary increase rate - 100	N/A	(13)	N/A	(18)

Contributions for the next years funded with the Company’s own resources are foreseen as follows:

	Year ended December 31,
	2024		2023
Year	Retirement pensions	Retroactive severance pay	Retirement Pensions	Retroactive severance pay
2024	-	-	2,654	5
2025	2,666	230	2,656	270
2026	2,657	133	2,624	84
2027	2,616	2	2,573	2
>2028	37,426	319	36,673	302
Total	45,365	684	47,180	663

Other considerations:

The average duration of the liability for defined benefit plans at December 31, 2024 is 5.7 years (December 31, 2023 -6.2 years).

The Company has no specific assets intended for guaranteeing the defined benefit plans.

The defined contribution plan expense at December 31, 2024 amounted to $60,391 (December 31, 2023 - $59,323).

Note 20.2. Long-term benefit plans

The long-term benefit plans involve a time-of-service bonus associated to years of service payable to the employees.

Such benefit is estimated on an annual basis or whenever there are material changes, using the projected credit unit. During the years ended December 31, 2024, and December 31, 2023, there were no material changes in the methods or nature assumptions applied when preparing the estimates and sensitivity analyses.

During 2015, the Company reached agreement with several employees who voluntarily decided to replace the time-of-service bonus with a special single one-time bonus.

Balances and movement:

The following are balances and movement of the long-term defined benefit plan:

Balance at December 31, 2022	1,528
Cost of current service	57
Interest expense	194
Actuarial loss from change in experience	87
Actuarial loss from financial assumptions	240
Cost of service past	(128)
Benefits paid	(208)
Balance at December 31, 2023	1,770
Cost of current service	61
Interest expense	173
Actuarial loss from change in experience	24
Actuarial (gain) from financial assumptions	(52)
Benefits paid	(341)
Balance at December 31, 2024	1,635

Actuarial assumptions used to make the calculations:

Discount rates, salary increase rates, inflation rates and mortality rates are as follows:

	December 31, 2024	December 31, 2023
Discount rate	11.80%	10.80%
Annual salary increase rate	5.5%	5.5%
Annual inflation rate	4.5%	5.5%
Mortality rate - men	0.001117% - 0.034032%	0.001117% - 0.034032%
Mortality rate - women	0.000627% - 0.019177%	0.000627% - 0.019177%

Employee turnover, disability and early retirement rates are as follows:

Years of service	December 31, 2024	December 31, 2023
From 0 to less than 5	20.56%	22.27%
From 5 to less than 10	10.01%	10.84%
From 10 to less than 15	5.89%	6.38%
From 15 to less than 20	4.39%	4.76%
From 20 to less than 25	3.37%	3.65%
25 and more	2.54%	2.76%

Sensitivity analysis:

A quantitative sensitivity analysis regarding a change in a relevant actuarial assumption, would affect in the following variation over long-term benefit plans net liability, using for that sensitive analysis the assumptions for changes in discount rate and annual salary increase rate:

Variation expressed in basis points	December 31, 2024	December 31, 2023
Discount rate + 25	(15)	(17)
Discount rate – 25	15	18
Discount rate + 50	(30)	(35)
Discount rate – 50	31	36
Discount rate + 100	(59)	(68)
Discount rate – 100	64	74
Annual salary increase rate + 25	16	19
Annual salary increase rate - 25	(16)	(18)
Annual salary increase rate + 50	33	38
Annual salary increase rate - 50	(32)	(37)
Annual salary increase rate + 100	67	77
Annual salary increase rate - 100	(63)	(72)

Contributions for the next years funded with the Company’s own resources are foreseen as follows:

Year	December 31, 2024	December 31, 2023
2024	-	334
2025	440	419
2026	294	278
2027	185	167
>2028	1,825	1,698
Total	2,744	2,896

Other considerations:

The average duration of the liability for long-term benefits at December 31, 2024 is 4.0 years (December 31, 2023 - 4.3 years).

The Company has not devoted specific assets to guarantee payment of the time-of-service bonus.

The effect on the statement of profit or loss from the long-term benefit plan at December 31, 2024 was recognized as an income in the amount of $156 (December 31, 2023 was recognized as an expense in the amount of $144).

Note 21. Provisions

The balance of provisions is shown below:

	December 31, 2024	December 31, 2023
Restructuring (1)	19,350	5,125
Legal proceedings (2)	14,621	14,442
Taxes other than income tax (Note 30)	-	242
Other	13,269	8,096
Total provisions	47,240	27,905
Current	33,397	16,406
Non-current	13,843	11,499

At December 31, 2024 and at December 31, 2023, there are no provisions for onerous contracts.

(1)	The restructuring provision corresponds to the reorganization processes in stores, the corporate office, and distribution centers of the Parent Company. The value of the provision is calculated based on the necessary disbursements to be made, which are directly related to the restructuring plan.

(2)	Provisions for legal proceedings are recognized to cover estimated probable losses arising from lawsuits brought against the Company, related to labor and civil matters, which are assessed based on the best estimation of cash outflows required to settle a liability on the date of preparation of the financial statements. The balance is comprised of:

	December 31, 2024	December 31, 2023
Labor legal proceedings	10,920	8,031
Civil legal proceedings	3,701	6,411
Total legal proceedings	14,621	14,442

Balances and movement of provisions during the reporting periods are as follows:

	Legal proceedings	Taxes other than income tax	Restructuring	Other	Total
Balance at December 31, 2022	12,695	3,578	10,457	7,451	34,181
Increase	6,361	-	28,746	6,971	42,078
Payments	(1,451)	-	(32,814)	(5,953)	(40,218)
Reversals (not used)	(3,163)	(3,336)	(1,264)	(373)	(8,136)
Balance at December 31, 2023	14,442	242	5,125	8,096	27,905
Increase	8,319	-	54,398	21,063	83,780
Payments	(2,148)	-	(38,488)	(11,038)	(51,674)
Reversals (not used)	(5,247)	(242)	(1,685)	(5,597)	(12,771)
Reclassifications	(745)	-	-	745	-
Balance at December 31, 2024	14,621	-	19,350	13,269	47,240

Note 21.1. Estimated payments for other provisions.

The estimated payments of the other provisions that are in charge of the Company as of December 31, 2024 are as follows:

	Legal Proceedings	Taxes other than income taxes	Restructuring	Others	Total
Less than 12 months	779	-	19,350	13,269	33,398
From 1 to 5 years	13,842	-	-	-	13,842
Total estimated payments	14,621	-	19,350	13,269	47,240

Note 22. Trade payables and other payable

	December 31, 2024	December 31, 2023
Payables to suppliers of goods	2,165,933	2,024,389
Payables and other payable - agreements (1)	501,291	1,561,620
Payables to other suppliers	248,438	252,212
Labor liabilities	120,391	166,428
Purchase of assets (2)	41,531	87,623
Withholding tax payable (3)	36,488	42,537
Tax payable	9,494	9,033
Dividends payable	2,343	2,315
Other	25,541	35,515
Total trade payables and other payable	3,151,450	4,181,672
Current	3,129,255	4,144,324
Non-current	22,195	37,348

(1)	The detail of payables and other payable - agreements is shown below:

	December 31, 2024	December 31, 2023
Payables to suppliers of goods	447,414	1,428,380
Payables to other suppliers	53,877	133,240
Total payables and other payable – agreements	501,291	1,561,620

In Colombia, receivable anticipation transactions are initiated by suppliers who, at their sole discretion, choose the banks that will advance financial resources before invoice due dates, according to terms and conditions negotiated with the Company.

The Company cannot direct a preferred or financially related bank to the supplier or refuse to carry out transactions, as local legislation ensures the supplier’s right to freely transfer the title/receivable to any bank through endorsement.

Additionally, the Company enter into agreements with some financial institutions in Colombia, which grant an additional payment period for these anticipated receivables of the suppliers. The terms under such agreements are not unique to the Company but are based on market practices in Colombia applicable to other players in the market that don’t legally modify the nature of the commercial transactions.

(2)	The decrease is basically for payment in amount of $22,873 from Clearpath contract.

(3)	It corresponds to declarations of withholding taxes and other taxes that are pending payment, and which will be offset with the balance in favor of the income tax return for the year 2023.

Note 23. Income tax

Note 23.1. Tax regulations applicable to the Company

a.	For taxable 2024 and 2023 the income tax rate for corporates is 35%. For taxable 2023, the minimum tax rate calculated on financial profit may not be less than 15%, if so, it will increase by the percentage points required to reach the indicated effective tax rate.

b.	From taxable 2021, the base to assess the income tax under the presumptive income model is 0% of the net equity held on the last day of the immediately preceding taxable period.

c.	Inflation adjustments were eliminated for tax purposes as of 2007.

d.	From 2007 the tax on occasional gains was reinstated, payable by legal entities on total occasional gains obtained during the taxable year. From 2023 the rate is 15%.

e.	A tax on dividends paid to individual residents in Colombia was established at a rate of 15%, triggered when the amount distributed is higher than 1,090 UVT (equivalent to $51 in 2024) when such dividends have been taxed upon the distributing companies and such profits have been generated from the 2017 tax year. For domestic companies, the tax rate is 10% when such dividends have been taxed upon the distributing companies y dichas and such profits have been generated from the 2017 tax year. For individuals not residents of Colombia and for foreign companies, the tax rate is 20% when such dividends have been taxed upon the distributing companies and such profits have been generated from the 2017 tax year. When the earnings that give rise to dividends have not been taxed upon the distributing company, the tax rate applicable to shareholders is 35% for 2024 and 2023.

f.	The tax base adopted is the accounting according to the International Financial Reporting Standards (IFRS) authorized by the International Accounting Standards Board (IASB) with certain exceptions regarding the realization of revenue, recognition of costs and expenses and the merely accounting effects of the opening balance upon adoption of these standards.

g.	The tax on financial transactions is a permanent tax. 50% of such tax is deductible, provided that the tax paid is duly supported.

h.	Taxes, levies, and contributions actually paid during the taxable year or period are 100% deductible as long as they are related with proceeds of company’s economic activity accrued during the same taxable year or period, including affiliation fees paid to business associations.

i.	Regarding contributions to employee education, the payments that meet the following conditions are deductible: (a) those devoted for scholarships and education forgivable loans to the benefit of employees, (b) payments to programs or care centers for the children of employees and (c) payments to primary, secondary, technical, technological and higher education institutions.

j.	VAT on the acquisition, formation, construction or import of productive real fixed assets may be discounted from the income tax.

k.	The income tax withholding rate on payments abroad is 0% for services such as consultancy, technical services or technical assistance provided by third parties with physical residence in countries that have entered double-taxation agreements and apply the Most-Favored-Nation Clause and the 10% for those to whom the Most-Favored-Nation Clause does not apply.

l.	The income withholding tax on payments abroad is 20% on consultancy services, technical services, technical assistance, professional fees, royalties, leases and compensations and 35% for management or administration services.

m.	Taxes paid abroad shall be deemed tax discounts during the taxable year of payment, or during any subsequent taxable period. The withholding tax rate on income for payments abroad to third parties located in non-cooperating jurisdictions, with low or no taxation, and preferential tax regimes is 35%.

n.	Starting in 2024, the withholding tax rate on income for payments abroad to suppliers with Significant Economic Presence (PES) who are subject to the withholding mechanism is 10%.

o.	The taxes paid abroad will be treated as a tax credit in the tax year in which the payment was made or in any of the following taxable periods.

p.	The annual adjustment applicable at December 31, 2024 to the cost of furniture and real estate deemed fixed assets is 10.97%.

Tax credits

Pursuant to tax regulations in force as of 2017, the time limit to offset tax losses is 12 years following the year in which the loss was incurred.

Excess presumptive income over ordinary income may be offset against ordinary net income assessed within the following five (5) years.

Company losses are not transferrable to shareholders. In no event of tax losses arising from revenue other than income and occasional gains, and from costs and deductions not related with the generation of taxable income, it will be offset against the taxpayer’s net income.

At December 31, 2024, the Company has accrued $- (at December 31, 2023 - $61,415) excess presumptive income over net income.

The movement of the Company excess presumptive income over net income during the reporting period is shown below:

Balance at December 31, 2022	211,190
Offsetting of presumptive income against net income for the period	(149,775)
Balance at December 31, 2023	61,415
Offsetting of presumptive income against net income from the prior period	(600)
Offsetting of presumptive income against net income for the period	(60,815)
Balance at December 31, 2024	-

At December 31, 2024, the Company has accrued tax losses amounting to $740,337 (at December 31, 2023 - $740,337).

The movement of tax losses at the Company during the reporting period is shown below:

Balance at December 31, 2022	740,337
Adjustment from prior periods	-
Balance at December 31, 2023	740,337
Tax expense during the period	(35,980)
Balance at December 31, 2024	704,357

Finality of tax returns

As of 2020 the general finality of income tax returns is 3 years, and for taxpayers required to file transfer pricing information and returns giving rise to loss and tax offsetting is 5 years.

For 2023 and until 2026, if there is a 35% increase in the net income tax with respect to the net income tax of the previous period, the finality of the tax returns will be six months; if there is a 25% increase in the net income tax with respect to the net income tax of the previous period, the finality of the tax returns will be twelve months.

The income tax return for 2023, 2022, 2021 and 2020 showing a balance receivable is open to review for 5 years as of filing date considering that the Company is subject to the transfer pricing regime, the income tax return for 2019 showing tax losses and a balance receivable is open to review for 5 years as of filing date; the income tax returns for 2018 where tax losses and balances receivable were assessed, are open to review for 6 years as of filing date.

Tax advisors and Company management are of the opinion that no additional taxes payable will be assessed, other than those carried at December 31, 2024.

The Company reviewed the existence of uncertainties regarding the acceptance by the tax authority of certain applied tax treatments. The mentioned evaluation has not resulted in any modifications.

Transfer pricing

Company transactions with its controlling entity, subsidiaries and related parties located at the free-trade zone or abroad have been carried out in accordance with the arm’s length principle as if they were independent parties, as required by Transfer Pricing provisions set out by domestic tax regulations. Independent advisors updated the transfer pricing survey as required by tax regulations, aimed at demonstrating that transactions with foreign related parties were carried out at market values during 2023. For this purpose, the Company filed an information statement and has a survey available as of September 18, 2024.

Note 23.2. Current tax assets and liabilities

The balances of current tax assets and liabilities recognized in the statement of financial position are:

Current tax assets:

	December 31, 2024	December 31, 2023
Income tax credit receivable	263,820	274,411
Tax discounts applied	148,902	133,608
Industry and trade tax advances and withholdings	77,385	70,904
Tax discounts from taxes paid abroad	5,562	17,257
Total current tax assets	495,669	496,180

Current tax liabilities

	December 31, 2024	December 31, 2023
Industry and trade tax payable	103,659	96,829
Tax on real estate	5,009	3,620
Total current tax liabilities	108,668	100,449

Note 23.3. Income tax

The reconciliation between the accounting (loss) and the taxable (loss), as well as the calculation of the tax expense, are as follows:

	Year ended December 31,
	2024	2023
Profit before income tax	22,120	73,736
Plus
IFRS adjustments with no tax impact (1)	209,649	168,101
Non-deductible expenses	57,155	29,796
Others (2)	24,198	20,997
Reimbursement of fixed assets depreciation for income - producing upon sales of assets	-	2,011
Minus
Non-taxable dividends received from subsidiaries	(68,456)	(12,620)
Others (2)	(11,620)	(41,476)
Additional 30% deduction for apprentice salaries (voluntary)	(227)	(258)
Net income	232,819	240,287
Exempt income(a)	(90,910)	(65,090)
Net income before compensations	141,909	175,197
Compensations (b)	(96,795)	(149,775)
Net income after compensations	45,114	25,422
Income tax rate	35%	35%
Subtotal (expense) current income tax	(15,790)	(8,898)
(Expense) occasional income tax	(70)	(390)
Tax credits	3,948	2,224
Total (expense) current and occasional income tax	(11,912)	(7,064)
Adjustment with respect to current income tax from previous years (c)	(1,554)	100
(Expense) taxes paid abroad (d)	(1,090)	(2,676)
Total (expense) current and occasional income tax	(14,556)	(9,640)

(a)	It corresponds to the dividends received from the subsidiary Spice Investment Mercosur S.A. and the exchange difference realized from the capital restitution of Spice Investment Mercosur S.A.

(b)	Compensation of excess presumptive income and tax losses with taxable income from the periodo (Note 23.1).

(c)	For 2024, this expense in current income tax is due to the recognition of economic events at the time of filing the income tax return for 2023, primarily due to the variation in the certified withholding tax balances on income attributed by the company in its tax declaration.

(d)	It corresponds to the withholdings applied to the dividends received from the subsidiary Spice Investment Mercosur S.A.

(1)	The IFRS adjustments with no tax impact correspond to:

	Year ended December 31,
	2024	2023
Other accounting expenses with no tax impact (*)	465,673	421,635
Higher accounting depreciation over fiscal depreciation, net	168,104	209,793
Accounting provisions	130,082	92,681
Non-taxable dividends from subsidiaries	84,034	77,710
Net exchange differences	81,506	(52,902)
Taxable actuarial calculation	1,198	550
Taxable leases	(282,896)	(254,853)
Results under the equity method, net	(189,727)	(247,332)
Non-accounting fiscal costs, net	(83,572)	5,145
Recovery of provisions	(75,760)	(30,227)
Excess of fiscal personnel expenses over accounting expenses	(75,417)	(21,727)
Other non-taxable accounting (income) expenses, net	(8,006)	(26,385)
Higher fiscal depreciation over accounting depreciation	(5,570)	(5,961)
Non-deductible taxes	-	(26)
Total	209,649	168,101

(*)	It corresponds to the differences associated with the tax treatment of leases under IFRS 16

(2) The concept of others corresponds to:

	Year ended December 31,
	2024	2023
Tax on financial transactions	9,205	8,188
Special deduction for donations to food banks and others	8,583	7,070
Accounting provision and write-offs of receivables	2,199	(1,820)
Fines, sanctions, and lawsuits	1,978	2,160
ICA tax deduction paid after the income tax filing	1,228	(162)
Taxes assumed and valuation	683	4,066
Taxable income - recovery of depreciation on sold fixed assets	322	1,495
Total	24,198	20,997

Profit from the sale of fixed assets declared as occasional income	(4,934)	(21,785)
Deduction for hiring personnel with disabilities	(3,577)	(2,599)
Recovery of costs and expenses	(2,548)	(16,731)
Non-deductible taxes	(561)	(361)
Total	(11,620)	(41,476)

The components of the income tax gain recognized in the statement of profit or loss were:

	Year ended December 31,
	2024	2023
Deferred tax gain (Note 23.5)	47,222	61,902
Current income tax (expense)	(11,842)	(6,674)
Adjustment in respect of current income tax of prior periods	(1,554)	100
(Expense) tax paid abroad	(1,090)	(2,676)
(Expense) occasional gain current tax	(70)	(390)
Total income tax gain	32,666	52,262

The reconciliation of average effective tax rate to applicable tax rate is shown below:

	Year ended December 31,
	2024	Rate	2023	Rate
Profit before income tax from continuing operations	22,120		73,736
Tax expense at enacted tax rate in Colombia	(7,742)	(35%)	(25,808)	(35%)
Unrecognition deferred tax from prior periods	(1,553)		(1,186)
Local operations without fiscal impact	12,911		37,989
Share of income in local joint ventures	29,050		41,267
Total income tax gain	32,666	148%	52,262	71%

Note 23.4. Minimum Taxation Rate

With the entry into force of Law 2277 of 2022, which in its Article 10 added Paragraph 6 to Article 240 of the Tax Statute, the minimum taxation rate regime (TTD) is included in Colombia. It is important to note that this regulation presents substantial differences from the minimum taxation proposal of the Organization for Economic Co-operation and Development (OCDE) under Pillar II. This calculation considers a tax and an adjusted profit, performed on a consolidated basis for companies belonging to business groups.

The Company in compliance with the aforementioned regulation calculated the minimum tax rate as of December 31, 2024, is as follows:

Earnings before income tax	22,120
Permanent differences that increase net income	209,759
Net income from occasional gain affecting earnings before taxes	(469)
Income exempted by application of treaties to avoid double taxation - CAN -CHC (1) and other exempted income considered for the purification of the minimum tax rate	(15,578)
Offset of tax losses or excess of presumptive income taken in the taxable year and that did not affect earnings before taxes.	(96,796)
Equity method income for the respective taxable year	(342,507)
Net (loss) adjusted (2)	(223,471)

Net income tax	-
Tax credits for application of treaties to avoid double taxation (taxes paid abroad)	11,842
Total (expense) income tax, current (Note 23.3)	(11,842)

(1)	(CAN) Andean Community of Nations and (CHC) Colombian Holding Entities.

(2)	In accordance with the Colombian Tax Regulation for those taxpayers whose adjusted profit is equal to or less than zero, the Minimum Tax Rate does not apply.

Note 23.5. Deferred tax

	December 31, 2024			December 31, 2023
	Deferred tax assets	Deferred tax liabilities	Deferred tax, net	Deferred tax assets	Deferred tax liabilities	Deferred tax, net
Lease liability	615,431	-	615,431	619,900	-	619,900
Tax losses	246,525	-	246,525	259,118	-	259,118
Tax credits	60,098	-	60,098	61,449	-	61,449
Trade payables and other payables	2,255	-	2,255	11,389	-	11,389
Investment property	-	(37,022)	(37,022)	-	(41,499)	(41,499)
Buildings	-	(110,330)	(110,330)	-	(138,744)	(138,744)
Goodwill	-	(217,715)	(217,715)	-	(217,687)	(217,687)
Right of use asset	-	(531,670)	(531,670)	-	(542,196)	(542,196)
Other	165,793	(16,987)	148,806	113,543	(16,108)	97,435
Excess presumptive income	-	-	-	21,495	-	21,495
Total	1,090,102	(913,724)	176,378	1,086,894	(956,234)	130,660

The movement of net deferred tax to the statement of profit or loss and the statement of comprehensive income is shown below:

	Year ended December 31,
	2024	2023
Gain from deferred tax recognized in income	47,222	61,902
(Expense) from deferred tax recognized in other comprehensive income	(1,504)	8,598
Total movement of net deferred tax	45,718	70,500

Temporary differences related to investments in subsidiaries and joint ventures, for which no deferred tax liabilities have been recognized at December 31, 2024 amounted to $1,501,291 (at December 31, 2023 - $971,259).

Deferred tax items are not expected to be realized within less than one year.

Note 23.6. Income tax consequences related to payments of dividends

There are no income tax consequences related to the payment of dividends in either 2024 or 2023 by the Company to its shareholders.

Note 24. Derivative instruments and collections on behalf of third parties

The balance of derivative instruments and collections on behalf of third parties is shown below:

	December 31, 2024	December 31, 2023
Collections on behalf of third parties (1)	160,220	132,776
Derivative financial instruments (2)	1,174	11,299
Derivative financial instruments designated as hedge instruments (3)	278	5,488
Total derivative instruments and collections on behalf of third parties	161,672	149,563

(1)	Collections on behalf of third parties includes amounts received for services where the Company acts as an agent, such as travel agency sales, card collections, money collected for subsidiaries as part of the in-house cash program and payments and banking services provided to customers. Include $138,340 (at December 31, 2023 - $60,594) with related parties (Note 9.6).

(2)	As of December 31, 2024, it corresponds to the following transactions:

	Nature of the covered risk	Covered item	Notional amount	Fair value
Forward	Exchange rate	Foreign currency liabilities	MUSD / $16.600 MEUR / $4.020	1,174

The detail of maturities of these instruments at December 31, 2024 is shown below:

Derivative	Less than 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	922	252	-	-	1,174

As of December 31, 2023, it corresponds to the following transactions:

	Nature of the covered risk	Covered item	Notional amount	Fair value
Forward	Exchange rate	Foreign currency liabilities	MUSD / $34.600 MEUR / $4.110	11,299

The detail of maturities of these instruments at December 31, 2023 is shown below:

Derivative	Less than 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	6,938	4,361	-	-	11,299

(3)	Derivative instruments designated as hedging instrument are related to forward. The fair value of these instruments is determined based on valuation models used by market participants.

At December 31, 2024, relates to the following transactions:

	Nature of risk hedged	Hedged item	Range of rates for hedged item	Range of rates for hedge Instruments	Amount hedged	Amounts recognized in other comprehensive income	Amounts recognized in profit or loss	Fair value
Forward	Exchange rate	Trade accounts payable and other accounts payable – Purchase of assets (Note 22)	USD/COP	1 USD / $4,466.19	5.2MUSD	5,210	-	278

The detail of maturities of these hedge instruments at December 31, 2024 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	278	-	-	-	-	278

At December 31, 2023, relates to the following transactions:

	Nature of risk hedged	Hedged item	Range of rates for hedged item	Range of rates for hedge instruments	Amount hedged	Amounts recognized in other comprehensive income	Amounts recognized in profit or loss	Fair value
Forward	Exchange rate	Trade accounts payable and other accounts payable – Purchase of assets (Note 22)	USD/COP	1 USD / $4,204.54	15.5MUSD	(5,488)	-	5,488

The detail of maturities of these hedge instruments at December 31, 2023 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	2,621	2,867	-	-	-	5,488

The Company has documented the effectiveness testing of the hedge by assessing that:

-	There is an economic relationship between the hedged item and the hedging instrument,

-	The effect of credit risk does not predominate,

-	The hedge ratio of the hedging relationship is the same as the ratio derived from the amount of the hedged item that the entity actually hedges and the amount of the hedging instrument that the entity actually uses to hedge that amount of the hedged item.

Note 25. Other liabilities

The balance of other liabilities is shown below:

	December 31, 2024	December 31, 2023
Deferred revenues (1)	170,359	200,205
Advance payments under lease agreements and other projects (2)	929	2,353
Advance payments for land sold (3)	832	-
Instalments received under “plan resérvalo”	160	160
Repurchase coupon	100	239
Total other liabilities	172,380	202,957
Current	172,002	200,604
Non-current	378	2,353

(1)	Mainly relates to payments received for the future sale of products through means of payment, property leases and strategic alliances.

The Company considers deferred revenues as contractual liabilities. The movement of deferred revenue and the related revenue recognized during the reporting periods, is shown below:

Deferred revenue
Balance at December 31, 2022	143,074
Additions	3,634,977
Revenue recognized	(3,577,846)
Balance at December 31, 2023	200,205
Additions	8,646,303
Revenue recognized	(8,676,149)
Balance at December 31, 2024	170,359

(2)	The variation corresponds to the payment received from the sale of the López de Galarza building in Ibagué in November for $2,484.

(3)	It corresponds to the advance payment for the sale of the La Colina land for $832.

Note 26. Shareholders’ equity

Capital and premium on placement of shares

At December 31, 2024 and at December 31, 2023, the Company authorized capital is represented in 1.590.000.000 common shares with a nominal value of $3.3333 colombian pesos each.

At December 31, 2024 and at December 31, 2023, the number of subscribed shares is 1.344.720.453 and the number of treasury shares reacquired is 46.856.094.

The rights attached to the shares are speaking and voting rights per each share. No privileges have been granted on the shares, nor are the shares restricted in any way. Further, there are no option contracts on the Company´s shares.

The premium on placement of shares represents the surplus paid over the par value of the shares. Pursuant to Colombian legal regulations, this balance may be distributed as profits upon winding-up of the company, or upon capitalization of this value. Capitalization means the transfer of a portion of such premium to a capital account as the result of a distribution of dividends paid in shares of the Company.

Reserves

Reserves are appropriations made by the Company´s General Meeting of Shareholders on the results of prior periods. In addition to the legal reserve, there is an occasional reserve, a reserve for acquisition of treasury shares and a reserve for future dividend distribution.

-	Legal reserve: According to Article 452 of the Colombian Commercial Code and Article 51 of the Bylaws of Almacenes Éxito S.A., corporations shall establish a legal reserve equivalent to at least 50% of the subscribed capital. To achieve this, 10% of the net profits of each fiscal year must be allocated to the legal reserve until this minimum percentage is reached. Once the 50% threshold is reached, it will be up to the General Shareholders’ Meeting to decide whether to continue increasing the legal reserve. However, if the reserve decreases, it will be mandatory to allocate 10% of the net profits of each year until the reserve reaches the established limit again.

-	Occasional reserve: Occasional reserve established by the General Shareholders’ Meeting.

-	Reserve for share repurchase: Occasional reserve established by the General Shareholders’ Meeting for the purpose of repurchasing shares.

-	Reserve for future dividend payments: Occasional reserve created by the General Shareholders’ Meeting to ensure the distribution of future dividends to shareholders.

Other accumulated comprehensive income

The tax effect on the components of other comprehensive income is shown below:

	December 31, 2024			December 31, 2023
	Gross value	Tax effect	Net value	Gross value	Tax effect	Net value
Measurement from financial instruments designated at fair value through other comprehensive income	(5,335)	-	(5,335)	(4,493)	-	(4,493)
Remeasurement on defined benefit plans	(3,707)	1,544	(2,163)	(5,059)	1,793	(3,266)
Translation exchange differences	(2,294,102)	-	(2,294,102)	(2,288,677)	-	(2,288,677)
(Loss) on hedge of net investment in foreign operations	(18,977)	-	(18,977)	(18,977)	-	(18,977)
Gain from cash-flow hedge	12,150	1,423	13,573	8,756	2,611	11,367
Total other accumulated comprehensive income	(2,309,971)	2,967	(2,307,004)	(2,308,450)	4,404	(2,304,046)

Note 27. Revenue from contracts with customers

The amount of revenue from contracts with customers is as shown:

	Year ended December 31,
	2024	2023
Retail sales (1)	15,364,754	15,026,313
Service revenue (2)	406,572	374,468
Other revenue (3)	68,921	54,227
Total revenue from contracts with customers	15,840,247	15,455,008

(1)	Retail sales represent the sale of goods and real estate projects net of returns and sales rebates.

This amount corresponds the following items:

	Year ended December 31,
	2024	2023
Retail sales, net of sales returns and rebates	15,341,570	14,976,917
Sale of inventories of real estate project (a)	23,184	49,396
Total retail sales	15,364,754	15,026,313

(a)	As of December 31, 2024, it corresponds to the sale of 14.04% of the Éxito Occidente real estate project for $2,850, the sale of Montería Centro for $10,350, the sale of López de Galarza for $2,484, and the sale of La Colina for $7,500. As of December 31, 2023, it corresponds to the sale of inventory from the Galería la 33 real estate project for $29,208, the sale of the Carulla Calle 100 real estate project for $18,000, and the sale of 20.43% of the La Secreta property for $2,188.

(2)	Revenues from services and rental income comprise:

	Year ended December 31,
	2024	2023
Advertising	86,084	96,020
Distributors	81,519	84,829
Lease of physical space	60,197	46,105
Lease of real estate (Note 14.4)	56,445	54,708
Commissions (a)	54,960	17,123
Administration of real estate	21,183	20,045
Banking services	20,822	21,817
Transport	13,128	12,033
Money transfers	7,748	9,096
Other services	4,486	12,692
Total service revenue	406,572	374,468

(a)	The increase corresponds mainly to the payment received from Tuya S.A. for discounts granted on the use of the card, amounting to $39,403.

(3)	Other revenue relates to:

	Year ended December 31,
	2024	2023
Marketing events	17,979	20,252
Collaboration agreements (a)	11,333	7,513
Leverages of assets	6,146	3,656
Financial services	5,013	4,606
Fee real estate projects	4,565	2,592
Royalty revenue	3,835	3,792
Technical assistance	1,780	1,586
Recovery of other liabilities	1,772	3,777
Use of parking spaces	1,215	1,772
Other (b)	15,283	4,681
Total other revenue	68,921	54,227

(a)	Represents revenue from the following collaboration agreements which consist of contracts to carry out projects or activities:

	Year ended December 31,
	2024	2023
Redeban S.A.	5,645	4,010
Éxito Media	3,091	2,907
Alianza Sura	1,343	481
Autos Éxito	1,234	-
Moviired S.A.S.	20	115
Total revenue from collaboration agreements	11,333	7,513

(b)	Corresponds mainly to the reimbursement of insurance for claims amounting to $10,492.

Note 28. Distribution, administrative and selling expenses

The amount of distribution, administrative and selling expenses by nature is:

	Year ended December 31,
	2024	2023
Employee benefits (Note 29)	772,709	831,963
Depreciation and amortization	460,653	446,043
Taxes other than income tax	228,083	222,528
Fuels and power	186,583	189,438
Repairs and maintenance	163,898	150,239
Advertising	98,997	100,337
Services	92,195	88,871
Security services	84,777	80,868
Commissions on debit and credit cards	80,248	83,229
Professional fees	68,151	70,845
Administration of trade premises	63,278	57,243
Leases	56,054	61,177
Cleaning services	54,122	50,465
Transport	45,236	46,413
Insurance	35,730	42,141
Expected credit loss expense (Note 7.1)	26,134	14,991
Commissions	14,306	17,145
Outsourced employees	13,705	15,929
Packaging and marking materials	11,683	14,999
Cleaning and cafeteria	9,177	9,831
Provision expenses for legal proceedings	8,319	6,361
Other commissions	8,009	7,562
Other provision expenses	5,621	5,377
Stationery, supplies and forms	7,362	5,837
Legal expenses	6,766	6,432
Ground transportation	3,931	4,463
Travel expenses	3,504	12,453
Seguros Éxito collaboration agreement	1,824	6,537
Autos Éxito collaboration agreement	1,753	-
Éxito Media collaboration agreement	-	817
Other	300,259	254,307
Total distribution, administrative and selling expenses	2,913,067	2,904,841
Distribution expenses	1,980,968	1,880,068
Administrative and selling expenses	159,390	192,810
Employee benefit expenses	772,709	831,963

Note 29. Employee benefit expenses

The amount of employee benefit expenses incurred by each significant category is as follows:

	Year ended December 31,
	2024	2023
Wages and salaries	650,390	701,793
Contributions to the social security system	10,561	10,558
Other short-term employee benefits	39,385	42,209
Total short-term employee benefit expenses	700,336	754,560

Post-employment benefit expenses, defined contribution plans	60,391	59,323
Post-employment benefit expenses, defined benefit plans	139	62
Total post-employment benefit expenses	60,530	59,385

Termination benefit expenses	1,542	1,084
Other long-term employee benefits	(156)	144
Other personnel expenses	10,457	16,790
Total employee benefit expenses	772,709	831,963

The cost of employee benefit include in cost of sales is shown in Note 10.2.

Note 30. Other operating (expenses) revenue and other (losses) gains, net

Other operating revenue

	Year ended December 31,
	2024	2023
Recovery of impairment of trade receivables (Note 7.1)	20,512	12,851
Recovery employee liabilities	7,498	-
Other indemnification (1)	5,469	1,908
Recovery of provisions for legal proceedings	5,247	3,162
Recovery of other provisions	3,676	372
Recovery of restructuring expenses	1,685	1,264
Insurance indemnification	1,652	5,636
Recovery of costs and expenses from taxes other than...income tax	1,183	1,315
Recovery of costs and expenses from taxes other than...income tax	793	3,336
Total other operating revenue	47,715	29,844

(1)	Corresponds to the compensation paid by Rappi S.A.S. for the losses of the Turbo operation home delivery sales.

Other operating expenses

	Year ended December 31,
	2024	2023
Restructuring expenses	(54,398)	(28,746)
Other provisions (1)	(13,521)	(1,594)
Other (2)	(14,959)	(52,684)
Total other operating expenses	(82,878)	(83,024)

(1)	Corresponds to the store and shop closure plan.

(2)	Corresponds to:

	Year ended December 31,
	2024	2023
Fees for the registration process in the New York and Sao Paulo Stock Exchanges	(12,952)	(46,534)
Fees for projects for the implementation of norms and laws	(1,157)	(6,150)
Others	(850)	-
Total others	(14,959)	(52,684)

Other (losses), net

	Year ended December 31,
	2024	2023
(Loss) from write-off of property, plant and equipment, intangible, property investments and other assets	(15,770)	(6,498)
Gain from the early termination of lease contracts	2,210	393
Total other (losses), net	(13,560)	(6,105)

Note 31. Financial income and cost

The amount of financial income and cost is as follows:

	Year ended December 31,
	2024	2023
Gain from exchange differences	35,800	141,529
Gain from liquidated derivative financial instruments	25,870	37,599
Gain from fair value changes in derivative financial instruments	14,769	71
Interest income on cash and cash equivalents (Note 6)	2,673	13,566
Interest from investment in finance leases	394	420
Other financial income	2,261	4,537
Total financial income	81,767	197,722

Interest expense on loan and borrowings (Note 19)	(206,038)	(213,084)
Interest expense on lease liabilities (Note 14.2)	(148,195)	(132,196)
(Loss) from exchange differences	(77,676)	(86,831)
Factoring expenses	(26,113)	(75,670)
Loss from liquidated derivative financial instruments	(22,868)	(73,643)
Commission expenses	(4,955)	(6,017)
Loss from fair value changes in derivative financial instruments	(1,174)	(33,808)
Other financial expenses	(4,641)	(5,245)
Total financial cost	(491,660)	(626,494)
Net financial result	(409,893)	(428,772)

Note 32. Share of profit in subsidiaries and joint ventures

The share of income in subsidiaries and joint ventures that are accounted for using the equity method is as follows:

	Year ended December 31,
	2024	2023
Spice Investments Mercosur S.A.	165,173	203,209
Patrimonio Autónomo Viva Malls	113,781	105,531
Éxito Industrias S.A.S.	26,209	20,953
Logística, Transportes y Servicios Asociados S.A.S.	10,466	5,271
Puntos Colombia S.A.S.	7,705	(1,528)
Almacenes Éxito Inversiones S.A.S.	6,954	3,651
Éxito Viajes y Turismo S.A.S.	3,647	4,200
Transacciones Energéticas S.A.S. E.S.P.	571	(265)
Depósitos y Soluciones Logísticas S.A.S.	5	211
Gestión y Logística S.A.	(43)	18,066
Patrimonio Autónomo Iwana	(110)	(112)
Marketplace Internacional Éxito y Servicios S.A.S.	(376)	(141)
Sara ANV S.A.	(1,820)	(367)
Onper Investments 2015 S.L.	(64,679)	1,176
Compañía de Financiamiento Tuya S.A.	(77,757)	(112,524)
Total	189,726	247,331

Note 33. Earnings per share

Basic earnings per share are calculated based on the weighted average number of outstanding shares of each category during the year.

There were no dilutive potential ordinary shares outstanding for the annual year ended December 31, 2024 and December 31, 2023.

The calculation of basic earnings per share for all years presented is as follows:

In financial income for the year:

	Year ended December 31,
	2024	2023
Net profit attributable to shareholders	54,786	125,998
Weighted average of the number of ordinary shares attributable to earnings per share (basic and diluted)	1.297.864.359	1.297.864.359
Basic earnings per share (in Colombian pesos)	42.21	97.08

In total comprehensive income for the year:

	Year ended December 31,
	2024	2023
Net profit (loss) attributable to the shareholders	51,828	(1,211,146)
Weighted average of the number of ordinary shares attributable to earnings per share (basic and diluted)	1.297.864.359	1.297.864.359
Basic earnings (loss) per share (in Colombian pesos)	39.93	(933.18)

Note 34. Impairment of assets

Note 34.1. Financial assets

No impairment on financial assets were identified at December 31, 2024 and at December 31, 2023, except on trade receivables and other account receivables (Note 7).

Note 34.2. Non-financial assets

December 31, 2024

The company has evolved in its operational management, adopting a comprehensive view of the retail business instead of analyzing each brand separately. Now, cash flows, revenues, and costs are managed in an integrated manner, prioritizing the overall performance of each business line, which has led to a change in an accounting estimate. Management, aligned with the new controlling entity, has transitioned to performance reports based on business lines such as retail and real estate, rather than extensive segmentations by brand or store. Projections and metrics have also been simplified, focusing on profitability by country. As a result, the retail business will be consolidated into a single UGE that encompasses all brands.

The carrying amount of the cash-generating units is composed of the balances of goodwill, property, plant and equipment, investment properties, other intangible assets, and the equity value of subsidiaries domiciled abroad, along with the balances of goodwill.

For the purposes of the impairment test, the goodwill acquired through business combinations, trademarks, and rights to operate retail locations with indefinite useful lives were assigned to the cash-generating unit:

	Groups of cash-generating units
	Surtimax	Súper Ínter	Taeq	Colombia (1)	Total
Goodwill (Note 16)	-	-	-	1,453,077	1,453,077
Trademarks with indefinite useful life (Note 15)	17,427	63,704	5,296	-	86,433
Rights with indefinite useful life (Note 15)	-	-	-	20,491	20,491

(1)	The value of goodwill in Colombia (retail) includes the balances of Super Inter and Surtimax and store conversions of Éxito, Carulla, and Surtimayorista.

The Company conducted its annual impairment test by comparing the carrying value of net assets, including the value of goodwill and rights, with their recoverable amount. The method used in the impairment test for the recoverable amount of goodwill and the cash-generating unit was the value in use, due to the difficulty in finding an active market that would allow for the establishment of the fair value of these intangible assets.

For the case of the brands Super Inter, Surtimax, Taeq, the recoverable amount was determined as the fair value less disposal costs, based on the discounted royalty savings cash flows.

Recoverable amount

	Cash-generating units	Brands
	Colombia	Surtimax	Super Inter	Taeq
Amount	6,563,215	30,171	64,432	23,461

The methodology to calculate the recoverable amount for the cash-generating unit, using the value in use approach, was based on discounted cash flows over a five-year period. These projections were estimated according to the administration’s trend analysis, based on historical results, growth plans, strategic projects to increase sales, and optimization plans.

The perpetual growth rate used for the cash-generating unit and the calculation of the recoverable amount for the brands was 3.5%. For the company, this is a conservative approach that reflects the expected normal growth for the industry, assuming no unexpected factors that could impact growth.

The tax rate included in the projection of cash flows and royalty savings flows corresponds to the expected tax rate to be paid in the coming years.The rate included for the projection is 35% for 2025 and onwards, as per the rates in effect in Colombia as of December 31, 2024.

The expected cash flows for the goodwill were discounted at the weighted average cost of capital (WACC), using a market debt structure for the industry in which the Company operates, which was 11.4%.

The royalty savings flows for the brands were discounted at the weighted average cost of capital (WACC); for Super Inter and Surtimax, the rate was 12.8%, and for Taeq it was 12.4%. The disposal cost is estimated at 0.5% of the total value of the discounted royalty savings flows calculated for the brands.

The variables with the greatest impact on the determination of the value in use for the cash-generating units are the discount rate and the perpetuity growth rate. The definitions of these two variables are as follows:

(a)	Perpetuity growth rate: The nominal growth rates used for perpetuity are the long-term inflation expectations for the country in question, meaning a real growth rate of zero. A decrease in real growth rates below zero is not considered reasonably possible, as cash flows are expected to increase at least in line with inflation, or even above the general price growth in the economy.

(b)	Discount rate: The calculation of the discount rate is based on a market debt analysis for the Group. A reasonable change would be if the discount rate increased, in which case no impairment of value would be observed for any of the cash-generating units.

As a result of this test, no impairment was recognized in the book value of the cash-generating units and brands.

The impairment of property, plant, and equipment, as well as right-of-use assets, is the book value that exceeds the recoverable value. The recoverable value is the higher of the value in use and fair value less the cost to sell. The method used to calculate the recoverable value was the income approach (value in use), due to its appropriate approximation to the recoverable value of these assets.

As a result of the impairment indicators observed and the application of this test, no impairment was recognized in the book value for properties, improvements, and cash-generating units.

The method employed in the impairment test for investment properties was the income approach, due to its proper approximation to the fair value of these properties. As a result of this test, no impairment was recognized in the book value of investment properties.

Sensitivity Analysis

A sensitivity analysis was conducted to assess the impact of reasonably possible changes in the growth rates and discount rates used in the impairment test.

Brands

In particular, the effects of a 0.5 percentage point increase and decrease in the long-term growth rate, as well as a 0.25 percentage point change in the royalty rate, were analyzed, along with an increase and decrease between 0.4 and 0.7 percentage points in the applied discount rate.

The results of this analysis indicate that:

A 0.5 percentage point increase in the discount rate or a 0.5 percentage point decrease in the growth rate would lead to a reduction in the recoverable value of the Super Inter brand, which could result in impairment if the book value exceeds the new recoverable value.

Based on the results obtained, management considers that, under the analyzed scenarios, no significant impairment indicators were identified, except for the case of a simultaneous combination of an increase in the discount rate and a reduction in the growth rate, which could affect the recoverability of certain assets.

Cash-Generating Units

In particular, the effects of a 0.5 percentage point increase and decrease in the long-term growth rate and the applied discount rate were analyzed.

The results of this analysis indicate that:

Based on the results obtained, management considers that, under the analyzed scenarios, no significant impairment indicators were identified, except in the case of a simultaneous combination of an increase in the discount rate and a reduction in the growth rate, which could affect the recoverability of certain assets.

December 31, 2023

The carrying amount of the groups of cash-generating units is made of goodwill, property, plant and equipment, investment properties, other intangible assets and the value of the equity of the subsidiaries domiciled in Colombia, Uruguay and Argentina, and its goodwill acquired through business combinations.

For the purposes of impairment testing, the goodwill obtained through business combinations, trademarks and the rights to exploit trade premises with indefinite useful lives were allocated to the following groups of cash-generating units:

	Groups of cash-generating units
	Éxito	Carulla	Surtimax	Súper Ínter	Surtimayorista	Taeq	Total
Goodwill (Note 16)	90,674	856,495	37,402	464,332	4,174	-	1,453,077
Trademarks with indefinite useful life (Note 15)	-	-	17,427	63,704	-	5,296	86,427
Rights with indefinite useful life (Note 15)	17,720	2,771	-	-	-	-	20,491

Although the commercial premises that are assigned to the cash-generating unit Surtimayorista do not have a capital gain acquired through business combinations, this value assigned for the purposes of the impairment test is the result of the conversions of warehouses of the format Surtimax to this new format; the capital gain assigned to the commercial premises of the cash-generating unit Surtimax comes from the business combination carried out in 2007 as a result of the merger with Carulla Vivero S.A. as mentioned in Note 16.

The method used for testing the impairment of cash generating units was the value in use given the difficulty of finding an active market that enables establishing the fair value of such intangible assets.

The value in use was estimated based on the expected cash flows as forecasted by Company management over a five-year period, on the grounds of the price growth rate in Colombia and Uruguay (Consumer Price Index - CPI), trend analyses based on past results, expansion plans, strategic projects to increase sales, and optimization plans.

The perpetuity growth rate used is 3.7% corresponding to the long-term inflation expectation for the country. This date supposes real growth rate of 0% for cash flows beyond the five-year period. For the Company this is a conservative approach that reflects the ordinary growth expected for the industry in absence of unexpected factors that might have an effect on growth.

The tax rate included in the forecast of cash flows is the rate at which Almacenes Éxito S.A. expects to pay its taxes during the next years. The tax rate used in the projection of cash flows of the Éxito, Carulla, Surtimax, Súper Ínter and Surtimayorista cash-generating units was 35% for 2023 onwards, which is the enacted rate in Colombia as at December 31, 2024.

Expected cash flows were discounted at the weighted average cost of capital (WACC) using a market indebtedness structure for the type of industry where the Company operates, which was 10.4% for 2022, 9.5% for 2023, 9.3% for 2024, 8.3% for 2025, 7.5% for 2026 y 7.4% for 2027 onwards.

The budgeted average Ebitda growth rate for the next five years is 8.0%.

The variables that have the greater impact on the determination of the value in use of the cash-generating units are the discount rate and the perpetual growth rate. These variables are defined as follows:

(a)	Growth rate in perpetuity: The growth rate estimate is based on the price growth expectations for the country, according to published market research. Therefore, a decrease in the rate below the expected rate is not considered reasonable, as it is estimated that, at a minimum, the cash flows of the units will grow at the same level or up to 1% above the overall price growth in the economy.

(b)	Discount rate: The estimation of the discount rate is based on an analysis of the market indebtedness for the Company; a change is deemed reasonable if the discount rate would increase by 1%, in which event no impairment in the value of the groups of cash-generating units would arise.

The impairment loss of property, plant and equipment is the book value that exceeds the recoverable value; in turn, the recoverable value is the higher of the value in use and the fair value less costs to sell. Assets are grouped into stores, which generate independent cash flows. The method used to calculate the recoverable value was the income approach (value in use) given its adequate approximation to the recoverable value of these assets.

As a result of the observation of impairment indications and the application of this test, there was impairment in the book value of building Viva Calle 80 for $241 (Note 12), The impairment was properly recorded against the results of the period, as detailed in Note 30.

The method used to test the impairment loss of investment properties owned by the Company was the revenue approach given its proximity to the fair value of such real-estate property.

As a result of this test, an impairment of the improvements in the Viva Suba Shopping Center was recognized for $530 (Note 13); the impairment was properly recorded against the results of the period as detailed in Note 30.

Except for the above, there is no impairment in the carrying value of the cash generating units.

Note 35. Fair value measurement

Below is a comparison, by class, of the carrying amounts and fair values of investment property, property, plant and equipment and financial instruments, other than those with carrying amounts that are a reasonable approximation of fair values.

	December 31, 2024		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Trade receivables and other accounts receivable at amortized cost	10,107	9,618	12,629	11,085
Equity investments (Note 11)	1,437	1,437	10,676	10,676
Forward contracts measured at fair value through income (Note 11)	4,469	4,469	-	-
Derivative swap contracts denominated as hedge instruments (Note 11)	-	-	2,378	2,378
Investments in private equity funds (Note 11)	402	402	472	472

Non-financial assets
Investment property (Note 13)	64,177	113,888	65,328	162,617
Investment property held for sale (Note 40)	2,645	4,378	2,645	4,505

Financial liabilities
Loans and borrowings (Note 19)	1,681,847	1,680,222	815,518	815,866
Forward contracts measured at fair value through income (Note 24)	1,174	1,174	11,299	11,299
Swap contracts denominated as hedge instruments (Note 24)	278	278	5,488	5,488

The following methods and assumptions were used to estimate the fair values:

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data
Assets

Loans at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for loans under similar conditions on the date of measurement in accordance with maturity days.	Commercial rate of banking institutions for consumption receivables without credit card for similar term horizons. Commercial rate for housing loans for similar term horizons.

Investments in private equity funds	Level 2	Unit value	The value of the fund unit is given by the preclosing value for the day, divided by the total number of fund units at the closing of operations for the day. The fund administrator appraises the assets daily.	N/A

Forward contracts measured at fair value through income	Level 2	Colombian Peso-US Dollar forward	The difference is measured between the forward agreed- upon rate and the forward rate on the date of valuation relevant to the remaining term of the derivative financial instrument and discounted at present value using a zero-coupon interest rate. The forward rate is based on the average price quoted for the two-way closing price (“bid” and “ask”).

Peso/US Dollar exchange rate set out in the forward contract.

Market representative exchange rate on the date of valuation.

Forward points of the Peso-US Dollar forward market on the date of valuation.

Number of days between valuation date and maturity date.

Zero-coupon interest rate.

Swap contracts measured at fair value through income	Level 2	Operating cash flows forecast model	The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI

Equity investments	Level 2	Market quote prices

The fair value of such investments is determined as reference to the prices listed in active markets if companies are listed; in all other cases, the investments are measured at the deemed cost as reported in the opening balance sheet, considering that the effect is immaterial and that carrying out a measurement using a valuation technique commonly used by market participants may generate costs higher than the value of benefits.

N/A

Investment in bonds	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for investments under similar conditions on the date of measurement in accordance with maturity days.	CPI 12 months + Basis points negotiated

Investment property	Level 2	Comparison or market method	This technique involves establishing the fair value of goods from a survey of recent offers or transactions for goods that are similar and comparable to those being appraised.	N/A

Investment property	Level 3	Discounted cash flows method

This technique provides the opportunity to identify the increase in revenue over a previously defined period of the investment. Property value is equivalent to the discounted value of future benefits. Such benefits represent annual cash flows (both, positive and negative) over a period, plus the net gain arising from the hypothetical sale of the property at the end of the investment period.

Discount rate 11,25% – 19,49%) Vacancy rate (0% - 45,40%) Terminal capitalization rate (7,75% - 9,75%)

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data
Assets

Investment property	Level 2	Realizable-value method

This technique is used whenever the property is suitable for urban movement, applied from an estimation of total sales of a project under construction, pursuant to urban legal regulations in force and in accordance with the final saleable asset market.

Realizable value

Investment property	Level 2	Replacement cost method

The valuation method consists in calculating the value of a brand-new property, built at the date of the report, having the same quality and comforts as that under evaluation. Such value is called replacement value; then an analysis is made of property impairment arising from the passing of time and the careful or careless maintenance the property has received, which is called depreciation.

Physical value of building and land.

Non-current assets classified as held for trading	Level 2	Realizable-value method

This technique is used whenever the property is suitable for urban development, applied from an estimation of total sales of a project under construction, pursuant to urban legal regulations in force and in accordance with the final saleable asset market.

Realizable Value

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data
Liabilities

Financial liabilities measured at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for loans under similar conditions on the date of measurement in accordance with maturity days.	Reference Banking Index (RBI) + Negotiated basis points. LIBOR rate + Negotiated basis points.

Swap contracts measured at fair value through income	Level 2	Operating cash flows forecast model	The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI

Derivative instruments measured at fair value through income	Level 2	Colombian Peso-US Dollar forward	The difference is measured between the forward agreed upon rate and the forward rate on the date of valuation relevant to the remaining term of the derivative financial instrument and discounted at present value using a zero-coupon interest rate. The forward rate is based on the average price quoted for the two-way closing price (“bid” and “ask”).

Peso/US Dollar exchange rate set out in the forward contract.

Market representative exchange rate on the date of valuation.

Forward points of the Peso-US Dollar forward market on the date of valuation.

Number of days between valuation date and maturity date.

Zero-coupon interest rate.

Derivative swap contracts denominated as hedge instruments	Level 2	Discounted cash flows method	The fair value is calculated based on forecasted future cash flows provided by the operation upon market curves and discounting them at present value, using swap market rates.	Swap curves calculated by Forex Finance Market Representative Exchange Rate (TRM)

Lease liabilities	Level 2	Discounted cash flows method	Future cash flows of lease contracts are discounted using the market rate for loans in similar conditions on contract start date in accordance with the non-cancellable minimum term.	Reference Banking Index (RBI) + basis points in accordance with risk profile.

Changes in hierarchies may occur if new information is available, certain information used for valuation is no longer available, there are changes resulting in the improvement of valuation techniques or changes in market conditions.

There were no transfers between level 1 and level 2 hierarchies during the year ended at December 31, 2024.

Note 36. Contingencies

Contingent Liabilities

Contingent liabilities at December 31, 2024 and at December 31, 2023 are:

(a)	The following proceedings are underway, seeking that the Company be exempted from paying the amounts claimed by the complainant entity:

-	Administrative discussion with DIAN amounting to $42,210 (December 31, 2023 - $40,780) regarding notice of special requirement 112382018000126 of September 17, 2018 informing of a proposal to amend the 2015 income tax return. In September 2021, the Company received a new notice from DIAN, confirming their proposal. However, external advisors regard the proceeding as a contingent liability.

-	Nullity of Resolution No. 2024008001 of August 5, 2024, imposes a penalty for failing to file the annual ICA for 2020 to 2022, as the declarations were submitted on a bimonthly basis. Also, Resolution No. 0034 of November 8, 2024, for $4,175 (December 31, 2023 - $-).

-	Nullity of Official Revision Liquidation GGI-FI-LR-50716-22 dated November 22, 2022, through which the Special Industrial and Port District of Barranquilla modifies 2019 industry and trade tax declaration by establishing a higher tax value and accuracy penalty, and the nullity of Resolution GGI-DT-RS-282-2023 dated October 27, 2023, which resolves the reconsideration appeal, in the amount of $3,790 (December 31, 2023 - $-).

-	Nullity of the Official Revision Liquidation GGI-FI-LR-50712-22 dated November 2, 2022, through which it modifies 2018 industry and trade tax declaration by establishing a higher tax value and accuracy penalty, and the nullity of Resolution GGI.DT-RS-282-2023 dated October 27, 2023, which resolves the reconsideration appeal, in the amount of $3,291 (December 31, 2023 - $-)

-	Nullity of resolution-fine dated September 2020 ordering reimbursement of the balance receivable assessed in the income tax for taxable 2015 in amount of $2,734 (December 31, 2023 - $2,211).

-	Nullity of the Official Revision Liquidation GGI-FI-LR-50720-22 dated December 6, 2022, through which it modifies the 2020 industry and trade tax declaration by establishing a higher tax value and accuracy penalty, and the nullity of Resolution GGI-DT-RS-329-2023 dated December 4, 2023, which resolves the Reconsideration Appeal, in the amount of $2,664 (December 31, 2023 - $-).

-	Nullity of the Official Assessment Settlement 00019-TS-0019-2021 of February 24, 2021, whereby the Department of Atlántico settles the Security and Citizen Coexistence Tax for the taxable period of February 2015 to November 2019, and the nullity of Resolution 5-3041-TS0019- 2021 of November 10, 2021, whereby an appeal for reconsideration is resolved, in the amount of $1,226 (December 31, 2023 - $1,226).

(b)	Guarantees:

-	The Company granted a bank collateral on behalf PriceSmart Colombia S.A.S., valid from June 20, 2024, to June 20, 2025, for guarantee the payment for the purchase of merchandise (goods and supplies), in amount of $4,000.

-	The Company granted a collateral on behalf its subsidiary Almacenes Éxito Inversiones S.A.S. to cover a potential default of its obligations. At December 31, 2024, the balance is $3,967 (December 31, 2023 - $3,967).

-	The company granted a bank guarantee valid from December 20, 2024, to March 20, 2025, to the third party Taiwan Melamine Products Industrial CO., LTD., for guarantee the payment for the purchase of merchandise (goods and supplies), in amount of $146.

The company granted a bank guarantee valid from December 20, 2024, to March 20, 2025, to the third party Jia Wei Lifestyle, INC. 14f 4, no. 296, Sec. 4, Xinyi Rd, for guarantee the payment for the purchase of merchandise (goods and supplies) in amount of $126.

-	The company granted a bank guarantee valid from December 20, 2024, to March 20, 2025, to the third party Duy Thanh Art Export CO., LTD (artex d and t). RD, for guarantee the payment for the purchase of merchandise (goods and supplies) in amount of $110.

-	The Company granted a bank guarantee valid from December 20, 2024, to March 20, 2025, to the third party Dandon Everlight Candle Industry CO., LTD., for guarantee the payment for the purchase of merchandise (goods and supplies) in amount of $94.

-	The Company granted a bank guarantee valid from December 20, 2024, to March 20, 2025, to the third party Minhou Xingcheng Arts and Crafts CO., LTD for guarantee the payment for the purchase of merchandise (goods and supplies) in amount of $61.

-	The Company granted a financial collateral on behalf its subsidiary Transacciones Energéticas S.A.S. E.S.P. for $- (December 31, 2023 - $3,000) to cover a potential default of its obligations for the charges for the use of local distribution and regional transmission systems to the market and to the agents where the service is provided.

-	As required by some insurance companies and as a requirement for the issuance of compliance bonds, during 2024 the Company, as joint and several debtors of some of its subsidiaries, have granted certain guarantees to these third parties. Below a detail of guarantees granted:

Type of guarantee	Description and detail of the guarantee	Insurance company
Unlimited promissory note	Compliance bond the Company acts as joint and several debtors of Patrimonio Autónomo Viva Barranquilla	Seguros Generales Suramericana S.A.

These contingent liabilities, whose nature is that of potential liabilities, are not recognized in the statement of financial position; instead, they are disclosed in the notes to the financial statements.

Note 37. Dividends declared and paid

The Company´s General Meeting of Shareholders held on March 21, 2024, declared a dividend of $65,529, equivalent to an annual dividend of $50.49 Colombian pesos per share. During the year ended at December 31, 2024 the amount paid was $65,502.

The Company´s. General Meeting of Shareholders held on March 23, 2023, declared a dividend of $217,392, equivalent to an annual dividend of $167.50 Colombian pesos per share. During the year ended at December 31, 2023 the amount paid was $217,293.

Note 38. Seasonality of transactions

The Company’s operating and cash flow cycles show some seasonality in both operational and financial results, as well as in the financial indicators related to liquidity and working capital, with certain concentration during the first and last quarters of each year, mainly due to the Christmas and holiday bonus season and the “Días de Precios Especiales” event, which is the second most important promotional event of the year. Management monitors these indicators to ensure that risks do not materialize, and for those that could, action plans are implemented in a timely manner. Additionally, the same indicators are monitored to ensure they remain within industry standards.

Note 39. Financial risk management policy

At December 31, 2024 and 2023 the Company’s financial instruments were comprised of:

	December 31, 2024	December 31, 2023
Financial assets
Cash and cash equivalents (Note 6)	856,675	980,624
Trade receivables and other accounts receivable (Note 7)	328,395	453,318
Accounts receivable from related parties (Note 9) (1)	53,633	82,266
Financial assets (Note 11)	6,308	13,526
Total financial assets	1,245,011	1,529,734

Financial liabilities
Loans and borrowings (Note 19)	1,681,847	815,518
Accounts payable to related parties (Note 9) (1)	114,552	209,607
Trade payables and other accounts payable (Note 22)	3,151,450	4,181,672
Lease liabilities (Note 14)	1,758,379	1,771,142
Derivative instruments and collections on behalf of third parties (Note 24)	161,672	149,563
Total financial liabilities	6,867,900	7,127,502

Net (liability) exposure	5,622,889	5,597,768

(1)	Transactions with related parties refer to transactions between Almacenes Éxito S.A. and its subsidiaries, joint ventures and other related parties, and are carried in accordance with market general prices, terms and conditions.

The financial health of the entity throughout the year is not solely represented by the working capital indicator, as this indicator reflects the seasonality inherent to the business. Therefore, it is evaluated together with financial indicators (current ratio, operating profitability, among others), corporate and industry KPIs that reflect both inventory cycle efficiency, debt level stability, and covenant compliance, as well as the stabilized sales performance and systematic control of expenses.

Capital risk management

The Company manages its equity structure and makes the required adjustments as a function of changes in economic conditions and requirements under financial clauses. To maintain and adjust its capital structure, the Company may also modify the payment of dividends to shareholders, reimburse capital contributions or issue new shares.

Financial risk management

Besides derivative instruments, the most significant of the Company’s financial liabilities include debt, lease liabilities and interest-bearing loans, trade accounts payable and other accounts payable. The main purpose of such liabilities is financing the Company’s operations and maintaining proper levels of working capital and net financial debt.

The most significant of the Company’s financial assets include loans, trade debtors and other accounts receivable, cash and short-term placements directly resulting from day-to-day transactions. The Company also has other investments classified as financial assets measured at fair value, which, according to the business model, have effects in income for the period or in other comprehensive income. Further, other rights may arise from transactions with derivative instruments and will be carried as financial assets.

The Company is exposed to market, credit and liquidity risks. The Company management monitor the manner in which such risks are managed, through the relevant bodies of the organization designed for such purpose.

Financial risk management activities related to all transactions with derivative instruments are carried out by teams of specialists with the required skills and experience, who are supervised by the organizational structure. Pursuant to the Company’s corporate policies, no transactions with derivative instruments may be carried out solely for speculation. Even if hedge accounting models not always are applied, derivatives are negotiated based on an underlying element that in fact requires such hedging in accordance with internal analyses.

The Board of Directors reviews and agrees on the policies applicable to manage each of these risks, which are summarized below:

a.	Credit risk

A credit risk is the risk that a counterparty fails to comply with their obligations on a financial instrument or trade agreement, resulting in a financial loss. The Company is exposed to credit risk arising from their operating activities (particularly from trade debtors) and from their financial activities, including deposits in banks and financial institutions and other financial instruments.

Cash and cash equivalents

The credit risk arising from balances with banks and financial entities is managed pursuant to corporate policies defined for such purpose. Surplus funds are only invested with counterparties approved by the Board of Directors and within previously established jurisdictions. On an ongoing basis, management reviews the general financial conditions of counterparties, assessing the most significant financial ratios and market ratings.

Management monitors the group’s liquidity (which includes unused credit lines) and cash and cash equivalents (Note 6) based on expected cash flows. This is generally carried out both locally and internationally in the group’s operating companies, in accordance with the practices and limits established by the group. These limits vary by location to account for the liquidity of the market in which the Group operates. Additionally, the group’s liquidity management policy involves projecting cash flows in the main currencies and considering the level of liquid assets required to meet them, monitoring liquidity ratios in the statement of financial position in relation to internal and external regulatory requirements, and maintaining debt financing plans.

	December 31, 2024	December 31, 2023
Rating
BB+	297,903	523,207
BB-	15,511	40,351
N/A (*)	430,112	406,767
Total cash at banks and on hand	743,526	970,325

(*)	N/A: No available.

Trade receivables and other accounts receivable

The credit risk associated with trade receivables is low given that most of the Company’s sales are cash sales (cash and credit cards) and financing activities are conducted under trade agreements that reduce the Company’s exposure to risk. In addition, there are administrative collections departments that permanently monitor ratios, figures, payment behaviors and risk models by each third party. There are no trade receivables that individually are equivalent to or exceed 5% of accounts receivable or sales, respectively. Additionally, the turnover of these accounts receivable does not exceed 30 days.

b.	Market risk

Market risk is the risk that changes in market prices, namely changes in exchange rates, interest rates or stock prices, have a negative effect on the Company’s revenue or on the value of the financial instruments it holds. The purpose of market risk management is to manage and control exposure to this risk within reasonable parameters while optimizing profitability.

Interest rate risk

Interest rate risk is the risk that the fair value of financial assets and liabilities, or the future cash flows of financial instruments, fluctuate due to changes in market interest rates. The Company’s exposure to interest rate risk is mainly related to debt obligations incurred at variable interest rates or indexed to an index beyond the control of the Company.

Most of the Company’s financial liabilities are indexed to market variable rates. To manage the risk, the Company performs financial exchange transactions via derivative financial instruments (interest rate swaps) with previously approved financial institutions, under which they agree on exchanging, at specific intervals, the difference between the amounts of fixed interest rates and variable interest rates estimated over an agreed upon nominal principal amount, which turns variable rates into fixed rates and cash flows may then be determined.

Currency risk

Currency risk is the risk that the fair value or future cash flows of financial instruments fluctuate due to changes in exchange rates. The Company’s exposure to exchange rate risk is attached to passive transactions in foreign currency associated with long-term debt liabilities and with The Company’s operating activities (whenever revenue and expenses are denominated in a currency other than the functional currency), as well as with The Company’s net investments abroad.

The Company manages its exchange rate risk via derivative financial instruments (namely forwards and swaps) whenever such instruments are efficient to mitigate volatility.

When exposed to unprotected currency risk, the Company’s policy is to contract derivative instruments that correlate with the terms of the underlying elements that are unprotected. Not all financial derivatives are classified as hedging transactions; however, the Company’s policy is not to carry out transactions for speculation.

At December 31, 2024 and 2023, the Company had hedged almost 100% of their purchases and liabilities in foreign currency.

c.	Liquidity risk

Liquidity risk is the risk that the Company faces difficulties to fulfil its obligations associated with financial liabilities, which are settled by delivery of cash or other financial assets. The Company’s approach to manage liquidity is to ensure, in as much as possible, that it will always have the necessary liquidity to meet its obligations without incurring unacceptable losses or reputational risk.

The Company manages liquidity risks by daily monitoring its cash flows and maturities of financial assets and liabilities, and by maintaining proper relations with the relevant financial institutions.

The Company maintains a balance between business continuity and the use of financing sources through short-term and long-term bank loans according to requirements, unused credit lines available from financial institutions, among other mechanisms. At December 31, 2024 approximately 92% of the Company’s debt will mature in less than one year (December 31, 2023 - 71%) considering the carrying amount of borrowings included in the accompanying financial statements.

The Company’s liquidity risk is considered to be low as there is no significant restriction for the payment of financial liabilities settling within twelve months from the reporting date December 31, 2024. Access to financing sources is sufficiently secured.

The following table shows a profile of maturities of the Company’s financial liabilities based on non-discounted contractual payments arising from the relevant agreements.

At December 31, 2024	Less than 1 year	From 1 to 5 years	More than 5 years	Total
Other relevant contractual liabilities	1,574,712	157,957	8,974	1,741,643

At December 31, 2023	Less than 1 year	From 1 to 5 years	More than 5 years	Total
Other relevant contractual liabilities	610,962	303,912	29,137	944,011

Sensitivity analysis for 2024 balances

The Company assessed statistically the potential changes in interest rates of financial liabilities and other significant contract liabilities.

Assuming complete normality and considering 10% variation in interest rates, three scenarios have been assessed:

−	Scenario I: Latest interest rates known at the end of 2024.

−	Scenario II: An increase of 0.896% was assumed for the Banking Reference Rate. This increase was on the latest published interest rate.

−	Scenario III: A decrease of 0.896% was assumed for the Banking Reference Rate. This reduction was on the latest published interest rate.

The sensitivity analysis did not result in significant variance among the three scenarios. Potential changes are as follows:

		Balance at December 31,	Market forecast
Operations	Risk	2023	Scenario I	Scenario II	Scenario III
Borrowings	Changes in interest rates	1,681,847	1,664,185	1,667,173	1,661,198

d.	Derivative financial instruments

The Company uses derivative financial instruments to hedge risk exposure, with the main purpose of hedging exposure to interest rate risk and exchange rate risk, fixing the interest and exchange rates of the financial debt.

At December 31, 2024, the reference value of these contracts amounted to $- (December 31, 2023 $120,916 millions) (interest rate swaps), USD 47.07 million and EUR 4.92 million (December 31, 2023 – USD 34.6 million and EUR 4.11 million) (forward), USD 5.2 million (December 31, 2023 – USD 15.5 million) (forward).. Such transactions are generally contracted under identical conditions regarding amounts, terms and transaction costs and, preferably, with the same financial institutions, always in compliance with the Company’s limits and policies.

The Company has designed and implemented internal controls to ensure that these transactions are carried out in compliance with its policies.

e.	Fair value of derivative financial instruments

The fair value of derivative financial instruments is estimated under the operating cash flow forecast model, using government treasury security curves in the country and discounting them at present value, using market rates for swaps as disclosed by the relevant authorities in such countries.

Swap market values were obtained by applying market exchange rates valid on the date of the financial information available, and the rates are forecasted by the market based on currency discount curves. A convention of 365 consecutive days was used to calculate the coupon of foreign currency indexed positions.

f.	Insurance policies

At December 31, 2024, the Company have acquired the following insurance policies to mitigate the risks associated with the entire operation:

Insurance lines of coverage	Coverage limits	Coverage
All risk, damages and loss of profits	In accordance with replacement and reconstruction amounts, with a maximum limit of liability for each policy.

Losses or sudden and unforeseen damage and incidental damage sustained by covered property, directly arising from any event not expressly excluded. Covers buildings, furniture and fixtures, machinery and equipment, goods, electronic equipment, facility improvements, loss of profits and other property of the insured party.

Transport of goods and money	In accordance with the statement of transported values and a maximum limit per dispatch. Differential limits and sub-limits apply by coverage.	Property and goods owned by the insured that are in transit, including those on which it has an insurable interest.

Extracontractual civil liability	Differential limits and sublimit per coverage apply.	Covers damages caused to third parties during the operation.

Director’s and officers’ third parties liability insurance	Differential limits and sub-limits apply by coverage.	Covers claims against directors and officers arising from error or omission while in office.

Deception and financial risks	Differential limits and sub-limits apply by coverage.	Loss of money or securities in premises or in transit. Willful misconduct of employees that result in financial loss.

Group life insurance and personal accident insurance	The insured amount relates to the number of wages defined by the Company.	Death and total and permanent disability arising from natural or accidental events.

Vehicles	There is a defined ceiling per each coverage	Third party liability. Total and partial loss - Damages. Total and partial loss - Theft Earthquake Other coverages as described in the policy.

Cyber risk	Differential limits and sub-limits apply by coverage.	Direct losses arising from malicious access to the network and indirect losses from third party liability whose personal data have been affected by an event covered by the policy.

Note 40. Assets held for sale

The Company management started a plan to sell certain property seeking to structure projects that allow using such real estate property, increase the potential future selling price and generate resources to the Company. Consequently, certain investment property was classified as assets held for sale.

The balance of assets held for sale, included in the statement of financial position, is shown below:

	December 31, 2024	December 31, 2023
Investment property	2,645	2,645

It corresponds to the La Secreta land negotiated with the buyer during 2019. As of December 31, 2024, 59.12% of the payment for the property has been delivered and received. The rest of the asset will be delivered coincidentally with the asset payments that will be received in 2025. The deed of contribution to the trust was signed on December 1, 2020 and was registered on December 30, 2020.

No accrued income or expenses have been recognized in profit or loss or other comprehensive income in relation to the use of these assets.

Note 41. Subsequent events

Discontinuation of the BDR program (forward-looking statements)

On February 14, 2025, the Company informed the market and the holders of Level II sponsored American Depositary Receipts (“BDRs”), backed by issued shares, that the Board of Directors has approved the discontinuation of the BDR program. This decision aligns with the decision to terminate its American Depositary Receipts program in the United States, aiming to concentrate the liquidity of its securities in Colombia and maximize returns for its shareholders. The Company will take the necessary actions to proceed with the cancellation of its registration as a foreign issuer.

Note 42. Internal control

The Company has designed and implemented an internal control system that includes control activities across all its areas and processes. This system is focused on ensuring operations, that transactions are properly recognized, and that defined validations and authorizations are carried out to avoid material errors due to mistake or fraud; therefore, ensuring that the financial statements reflect the financial position, results of operations, and cash flows in a reasonable manner.

During 2023 and 2024, the Company’s management took the necessary actions and made the necessary adjustments and investments to comply with the controls defined across the different areas. However, there was an issue with the monitoring and design of the control over automatic records with a manual component. A remediation plan was defined, which consisted of executing a manual control to validate these records, verifying attributes such as recurrence, transaction origin, reasonableness of the record, users, and period, among other relevant criteria. The result was the conclusion that the risk of error or fraud in the financial statements did not materialize, and that these records are reliable.

The Company’s management will also define a remediation plan to be applied to the control and financial closing process to ensure that, by 2025, the design and timeliness of the control are remediated.